ANNUAL REPORT AND FORM 10-K

for the Year Ended
December 30, 2022





Willdan Annual Report 2022
Letter to Shareholders

April 21, 2023

To Our Shareholders:

It was a challenging few years (2020–2022) with the negative headwinds from COVID and the start-up of the California IOU programs. The second half of 2022 demonstrated that we have begun our trend back to a growth company, as we were before COVID. We are winning new work, our programs are on track, and we have done an excellent job controlling costs.

We are excited about the future. Decarbonization, electrification, energy efficiency, and sustainability are all growing markets. Our customers are facing the realities of a clean energy economy. For the first time since the 1970s, the U.S. federal government has passed energy efficiency legislation via the Inflation Reduction Act—with nearly $370 billion in tax credits and loans to facilitate a faster clean energy transition. This will result in trillions of dollars of new clean energy investments over the next decade and will have a direct and long-lasting impact on our business.

Our people are proud of the work they are doing on exciting projects, including:
- Decarbonization for New York City
- Energy efficiency for large educational systems like Pueblo, Colorado; Clark County, Nevada; and the Dormitory Authority of the State of New York (DASNY)
- Deployment of distribution planning and forecasting software for a growing number of large utilities
- Energy efficiency and electrification for the New York City Housing Authority (NYCHA)
- Engineering and financial services for cities throughout California and nationally

Our capabilities in energy, advisory services, city services, and construction management are focused on the right markets for the clean energy transition and economy. This will help us overcome the setbacks we experienced in 2020–2022. We acknowledge we must prove to you we can get there and make you feel confident we are on the right track.

On behalf of myself and all Willdan employees, the next three years look very exciting for Willdan! We thank you for your patience.

Sincerely,

Thomas D. Brisbin
Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Fiscal Year Ended December 30, 2022.

Or

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Transition Period from   to   .

Commission File Number 001-33076

WILLDAN GROUP, INC.
(Exact name of registrant as specified in its charter)

Delaware	**14-1951112**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

2401 East Katella Avenue, Suite 300, Anaheim, California 92806
(Address of principal executive offices) (Zip Code)

(800) 424-9144
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of Exchange
Common Stock, par value $0.01 per share	WLDN	The Nasdaq Stock Market LLC (Nasdaq Global Market)

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐   No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐   No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐   Accelerated filer ☒   Non-accelerated filer ☐   Smaller reporting company ☐   Emerging growth company ☐

If an emerging growth company, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐   No ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, as reported on the Nasdaq Global Market, as of the last business day of the registrant's most recently completed second fiscal quarter was $288.3 million.

On March 8, 2023, there were 13,387,200 shares of the registrant's common stock issued and outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Designated portions of the Proxy Statement relating to registrant's 2023 Annual Meeting of Stockholders, which will be filed with the Securities and Exchange Commission within 120 days after the end of fiscal year 2022, are incorporated by reference into Part III of this Report.

TABLE OF CONTENTS

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This Annual Report on Form 10-K (this "10-K") contains statements that constitute forward-looking statements as that term is defined by the Private Securities Litigation Reform Act of 1995, as amended. These statements concern our business, operations and financial performance and condition as well as our plans, objectives and expectations for our business operations and financial performance and condition, which are subject to risks and uncertainties. All statements other than statements of historical fact included in this 10-K are forward-looking statements. These statements may include words such as "aim," "anticipate," "assume," "believe," "can have," "could," "due," "estimate," "expect," "goal," "intend," "likely," "may," "objective," "plan," "potential," "positioned," "predict," "should," "target," "will," "would" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events or trends. For example, all statements we make relating to our plans and objectives for future operations, growth or initiatives and strategies are forward-looking statements.

These forward-looking statements are based on current expectations, estimates, forecasts and projections about our business and the industry in which we operate and our management's beliefs and assumptions. We derive many of our forward-looking statements from our own operating budgets and forecasts, which are based upon many detailed assumptions. While we believe that our assumptions are reasonable, we caution that predicting the impact of known factors is very difficult, and we cannot anticipate all factors that could affect our actual results.

All of our forward-looking statements are subject to risks and uncertainties that may cause our actual results to differ materially from our expectations. Important factors that could cause actual results to differ materially from our expectations include, but are not limited to:

- our ability to adequately complete projects in a timely manner;

- our ability to compete successfully in the highly competitive energy services market;

- our reliance on work from our top ten clients;

- changes in state, local and regional economies and government budgets;

- our ability to win new contracts, to renew existing contracts and to compete effectively for contracts awarded through bidding processes;

- our ability to make principal and interest payments on our outstanding debt as they come due and to comply with the financial covenants contained in our debt agreements;

- our ability to manage supply chain constraints, labor shortages, rising interest rates, and rising inflation;

- our ability to obtain financing and to refinance our outstanding debt as it matures;

- our ability to successfully integrate our acquisitions and execute on our growth strategy;

- our ability to attract and retain managerial, technical, and administrative talent; and

- the extent to which the coronavirus ("Covid-19") pandemic and measures taken to contain its spread ultimately impact our business, results of operation and financial condition.

The above is not a complete list of factors or events that could cause actual results to differ from our expectations, and we cannot predict all of them. All written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements disclosed under "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this Annual Report on Form 10-K, as such disclosures may be amended, supplemented or superseded from time to time by other reports we file with the Securities and Exchange Commission, including subsequent Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and public communications. You should evaluate all forward-looking statements made in this Annual Report on Form 10-K and otherwise in the context of these risks and uncertainties.

Potential investors and other readers are urged to consider these factors carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on any forward-looking statements we make. These forward-looking statements speak only as of the date of this Annual Report on Form 10-K and are not guarantees of future performance or developments and involve known and unknown risks, uncertainties and other factors that are in many cases beyond our control. Except as required by law, we undertake no obligation to update or revise any forward-looking statements publicly, whether as a result of new information, future developments or otherwise.

PART I

ITEM 1. BUSINESS

Overview

Willdan Group, Inc. ("Willdan") is a provider of professional, technical and consulting services to utilities, private industry, and public agencies at all levels of government. As resource and infrastructure needs undergo continuous change, we help organizations and their communities evolve and thrive by providing a wide range of technical services for energy solutions, greenhouse gas reduction, and government infrastructure. Through engineering, program management, policy advisory, and software and data management, we plan, design and deliver trusted, comprehensive, innovative, and proven solutions to improve efficiency, resiliency, and sustainability in energy and infrastructure to our clients.

The company was founded in 1964 to serve public agencies in communities with populations ranging from 10,000 to 300,000 people. Willdan, a Delaware corporation, was formed in 2006 to serve as our holding company for the expanding subsidiary operations. We commenced providing energy efficiency services in 2008 with the acquisition of Intergy and since then, through organic growth and acquisitions, our client base has grown to include investor-owned and other public utilities, as well as substantial energy users in government and business.

Our overall growth strategy revolves around a combination of strong organic expansion and strategic acquisitions which provides us the ability to expand the breadth and depth of the services we provide to new and existing clients. We believe that we are well positioned to capitalize on the ongoing expansion and transformation of the energy and infrastructure environments as they adapt to climate change, electrification, and technology advancements.

We operate our business through a nationwide network of offices spread across 22 states, the District of Columbia, and the Canadian province of Alberta. We serve a majority of the largest investor-owned electric utilities and over half of the largest municipal utilities in the United States ("U.S."). Our business with public and private utilities has concentrations in California and New York, but includes numerous other utilities in the Midwest, Southeast and Mountain states and additional acquisitions may continue to expand our geographic footprint. Our business with public agencies is concentrated in California, New York, and Arizona. We also serve special districts, school districts, and a large range of public agencies and private industry throughout the U.S.

Our broad portfolio of services operates within two financial reporting segments: (i) Energy and (ii) Engineering and Consulting. The interfaces and synergies between these segments are important elements of our strategy to design and deliver trusted, comprehensive, innovative, and proven solutions and services for our customers.

Our Markets

We operate in the energy services market and the engineering and consulting market. We provide a wide variety of services related to energy planning and analysis, energy efficiency and sustainability, engineering, construction management, and economic and financial consulting services primarily to public agencies, utilities, and commercial/industrial firms.

We believe the energy services market will continue to expand in response to the increasing awareness of global warming, climate change issues, and the advent of new technologies in renewable energy generation and the electrification of the nation's economy. Private industry and public agencies increasingly seek out cost-effective, turnkey solutions that provide innovative plans, tools, and solutions to address energy efficiency, renewable energy, water conservation and sustainability. State and local governments frequently turn to specialized resource conservation firms to help strike the balance between environmental responsibility and economic competitiveness. The use of energy services, including audits, program design, benchmark analysis, metering and incentivized sale and installation of energy efficiency measures provides public agencies, utilities, and commercial/industrial firms with the ability to realize long-term energy savings and greenhouse gas reductions.

The engineering and consulting market has grown as public agencies and utilities, as well as private utilities and commercial/industrial firms, find it more efficient to outsource design, construction oversight, advisory, and training services to contract providers, rather than maintain the necessary staff and resources to provide such services themselves. For example, we serve as municipal engineers and building and safety departments for local governments. We also design and provide construction oversight of various infrastructure projects for state and local governments to address environmental goals and mandates, population shifts, changes in local and state funding and aging infrastructure. We also provide consulting services to public agencies as they raise the necessary funds to develop such infrastructure projects and provide other services. Relatedly, we provide local government staffing, traffic and transportation engineering, studies, plan reviews, grant support, and inspections.

We are a professional services firm focused on transformational growth and value creation for our clients, employees and shareholders. We seek to establish long-term close working relationships with our clients and expand the breadth and depth of the services we provide to them over time. We believe the market for these services is, and will be, driven by a number of factors, including:

- Demand for services and solutions that provide energy efficiency, greenhouse gas reduction, sustainability, electrification, water conservation, infrastructure development and renewable energy in the public and private sectors;

- Changes in technology that affect the generation, distribution and consumption of energy;

- Ongoing efforts to upgrade aging energy infrastructure to meet power, transmission, and environmental goals and requirements;

- The increasing challenge to balance energy demand from electrification and trends toward electric vehicles with the changing sources of energy from wind, solar, and distributed energy resources;

- The need for small and medium sized communities to obtain highly specialized services without incurring the costs of hiring permanent staffing and the associated support structure;

- Financial assistance from utilities, government-funded programs and state legislation for local communities to provide services to constituents; and

- Changes in government policy.

Our Services

We offer services in two financial reporting segments: (i) Energy and (ii) Engineering and Consulting. Management established these segments based upon the services provided, the different marketing strategies associated with these services, and the specialized needs of their respective clients.

The following table presents the approximate percentage of our consolidated contract revenue attributable to each financial reporting segment.

	Fiscal Year		
	2022	2021	2020
Energy	83 %	81 %	83 %
Engineering and Consulting	17 %	19 %	17 %

During fiscal year 2022, we derived 14.4% of our Energy segment contract revenues from one customer; the Los Angeles Department of Water and Power ("LADWP"), and had no individual customers that accounted for more than 10% of our Engineering and Consulting segment revenues.

For further information related to our financial reporting segments, see Part II, Item 8, Note 9, *Segment and Geographical Information*, of the Notes to Consolidated Financial Statements included in this Annual Report on Form 10-K.

Energy Services

Our Energy segment provides specialized, innovative, comprehensive energy solutions to businesses, utilities, state agencies, municipalities, and non-profit organizations. Our experienced engineers, consultants, and staff help our clients realize cost and energy savings by tailoring efficient and cost-effective solutions to assist in optimizing energy spend. Our energy services include comprehensive audit and surveys, program design, master planning, demand reduction, grid optimization, benchmarking analyses, design engineering, construction management, performance contracting, installation, alternative financing, measurement and verification services, and advances in software and data analytics for long term planning.

Our energy services include the following:

Energy Efficiency. We provide complete energy efficiency consulting and engineering services, including program design, management and administration; marketing, customer outreach and project origination; energy audits and feasibility analyses; implementation; training; management; retro-commissioning; data management and reporting; measurement and verification services; and construction management.

Program Design and Implementation. We assist utilities and governmental clients with the design, development and implementation of energy efficiency plans and programs. These plans include the design, outreach, and implementation of strategies to reduce peak energy demand and greenhouse gas emissions through energy efficiency, water conservation, and renewable energy planning.

Direct Customer Support. We assist clients (including hospitals, hotels, government offices, schools, and private industry) in developing and managing facilities and related infrastructures through a holistic, practical approach to facility management. Our services cover audits, local compliance, operations and maintenance review, renewable energy planning, master plan development, infrastructure analyses, Leadership in Energy and Environmental Design ("LEED") certification for buildings, and strategies for energy spend and greenhouse gas reduction.

Turnkey Facility and Infrastructure Projects. We provide turnkey/design-build facility and infrastructure improvement projects to a wide array of private and public clients including municipalities, county governments, public and private K-12 schools, and higher education institutions. Our services cover preliminary planning, project design, construction management, commissioning, post-project support and measurement and verification.

Project Examples. The following are examples of typical projects in the Energy segment:

- *Consolidated Edison, New York.* We serve as Consolidated Edison's program manager and implementer for its Small Business Direct Install ("SMB") program across the utility's New York City and Westchester County service areas. The SMB program, Consolidated Edison's largest energy efficiency program, helps customers save energy, lower their bills, and protect the environment by providing financial incentives to identify and install certain energy efficiency measures. To support this effort, we provide full-service program implementation, including outreach and direct sales to potential commercial customers, on-site energy efficiency assessments, direct implementation of energy-savings measures, and subcontractor and trade-ally management.

- *Dormitory Authority-State New York ("DASNY"), New York.* In connection with our acquisition of substantially all of the assets of Genesys Engineering, P.C. ("Genesys") in March 2016, we entered into an administrative services agreement with Genesys pursuant to which we, through our subsidiary Willdan Energy Solutions ("WES"), provide Genesys with ongoing administrative, operational and other non-professional support services in its performance of rehabilitation, construction management, architectural, and engineering services at various college and university sites within New York State. Services for

DASNY under these contracts also include energy efficient design, utility cost evaluation, and various regulatory compliance services. Specific project descriptions are set out by DASNY in work authorizations, which are issued under the terms of the master contracts.

- *Marshak Science Building Rehabilitation, The City University of New York.* Performed under the DASNY master contract, the Marshak Science Building is a mid-rise, 750,000 square-foot science building, which consists of a 350,000 square-foot, 13-story tower and a 300,000 square-foot plaza level and underground. The science building houses research and teaching labs, a vivarium, a morgue, office areas, a library, an auditorium, a gymnasium and a pool. We were responsible for the study, design, and construction management that included the retrofit of 200 standard-flow fume hoods to low-flow, high-efficiency hoods and the installation of high-entrainment fume hood exhaust systems, new lab make-up air units with heat recovery, liquid desiccant dehumidification systems, new supply air risers and general exhaust risers throughout the tower, new hot water and chilled water risers, new central station air handling equipment, new high-temperature hot water to low-temperature hot water heat exchangers, and a lab fit-out with chilled beam secondary heating and cooling.

- *San Diego Gas and Electric ("SDG&E"), California.* We provide peak-load reduction and energy capacity to SDG&E by coordinating the installation of proven energy efficiency measures, including chiller retrofits, chiller variable-frequency drives ("VFDs"), HVAC VFDs, evaporative cooling, demand control ventilation, two-way valves, and chilled water pump VFDs. These measures produce both peak-load reductions and energy savings.

- *Baldwin High School, Kansas.* We provided a central plant HVAC replacement and building wide HVAC controls installation. We installed a new chilled water and boiler plant and refurbished two large air handling units. We also installed new heating hot water control valves on all variable air volume boxes and new HVAC controls to ensure the achievement of specified energy cost savings for the school.

- *Entergy Corporation, Louisiana.* We supported Entergy's investments in grid data and analytics capabilities across its electric distribution footprint through a software license for LoadSEER. LoadSEER was developed to provide unique insights and modeling capability for distributed energy resources and the evolving distribution grid. The application is used in short- and long-term circuit-level planning and to proactively integrate renewables, energy storage, and efficiency investments. LoadSEER combines multi-layer risk, geospatial, and scenario modeling; utilities' existing tools; engineering efforts; and multiple data sources in order to deliver dynamic, granular load profiles and perform valuation analyses.

- *Commercial Energy Efficiency Programs.* Southern California Edison has contracted with us to develop, implement, and offer these programs to SCE customers. We are the implementer of the Commercial Program, which is targeted to help SCE customers lower their energy bills and reduce demand and energy usage by providing technical services, connection to financing, and financial incentives to identify and install energy efficiency measures. To support this effort, we provide full-service program implementation, including customer outreach, performing energy audits, and facilitating installation and verifying savings of approved energy efficiency measures.

- *City of New York – LL97 Implementation Action Plan.* We developed a plan for New York City that identifies the most feasible route to achieving the City's deep decarbonization, energy efficiency, and clean and renewable electricity goals. The plan is designed to balance policy compliance, technical and practical feasibility, and cost considerations, and will result in more than 50% greenhouse gas emissions reductions from City government infrastructure and energy system upgrades in City buildings by 2030. Each City agency now has actionable targets and an initial pathway to meeting them under the plan. The effort included the virtual survey of more than 4,000 publicly owned facilities in the city, detailed building energy modeling of prototypical city facilities, and transformation of these analyses into a comprehensive plan for the implementation of new renewable electricity sources, a heat electrification initiative, improved building energy efficiency and changes in wastewater, transportation, and other processes to meet the established goals.

Engineering and Consulting Services

Our Engineering and Consulting segment provides civil engineering-related construction management, building and safety, city engineering office management, city planning, civil design, geotechnical, material testing and other engineering consulting services to our clients. Our engineering services include traffic, bridges, rail, port, water, mining and other civil engineering projects. We also provide economic and financial consulting to public agencies. Lastly, we supplement the engineering services that we offer our clients by offering expertise and support for the various financing techniques public agencies utilize to finance their operations and infrastructure. We also support the mandated reporting and other requirements associated with these financings. We provide financial advisory services for municipal securities but do not provide underwriting services.

In general, contracts for engineering and consulting services are awarded by public agencies based primarily upon the qualifications of the engineering or consulting professional, rather than the proposed fees. We have longstanding relationships with many of these agencies and are recognized as having relevant expertise and customer focused services. A substantial percentage of our work is for existing clients that we have served for many years.

Our Engineering and Consulting services include the following:

Building and Safety. Our building and safety services range from managing and staffing an entire municipal building department to providing specific outsourced services, such as plan review and field inspections for code compliance. Other related services under this umbrella include performing accessibility compliance and providing disaster recovery teams, energy compliance evaluations, permit processing and issuance, seismic retrofitting programs, and structural plan review. Many of our building and safety services contracts are with municipalities and counties where we supplement the capacity of in-house staff.

City Engineering and Code Enforcement. We provide municipalities with city engineering services related to the public works department needs and assist with the development, implementation and enforcement of building and development codes. These services are tailored to the unique needs of each municipality, ranging from staffing an entire engineering department to carrying out specific projects within a municipality.

Development Review. We offer development plan review and inspection services including Americans with Disabilities Act ("ADA") compliance, preliminary and final plats (maps), grading and drainage, complete infrastructure improvements for residential site plans, commercial site plans, industrial development and subdivision, and major master plan development services. We have reviewed grading plans, street lighting and traffic signal plans, erosion control plans, storm drain plans, street improvement plans, and sewer water and utility plans.

Disaster Recovery. We provide disaster recovery services to cities, counties and local government. Our experience in disaster recovery includes assisting communities in the disaster recovery process following earthquakes, firestorms, mudslides and other natural disasters. We typically organize and staff several local disaster recovery centers which function as "one-stop permit centers" that guarantee turn-around performance for fast-track plan checking and inspection services. Additionally, we have performed street and storm drain clean-up, replacement or repair of damaged storm drains, streets, and bridges, debris management and preparation and implementation of a near-term erosion and sediment control program.

Geotechnical. Our geotechnical and earthquake engineering services include soil engineering, earthquake and seismic hazard studies, geology and hydrogeology engineering, and construction inspection. We operate a licensed, full-service geotechnical laboratory at our headquarters in Anaheim, California, which offers an array of testing services, including construction materials testing and inspection.

Planning and Surveying. We assist communities with a full range of planning services, from the preparation of long-range policy plans to assistance with the day-to-day operations of a planning department. For several cities, we provide contract staff support, which ranges from staffing entire departments to providing interim or long-term services to entities that have determined that it is not cost-effective to have a full-time engineer on staff, to relieve peak workload situations or to fill vacant positions during a job search. Typical assignments include land use studies, development of specific plans or general plan elements, design guidelines, and zoning ordinances. We also provide surveying and mapping services, including major construction layout, design survey, topographic survey, aerial mapping, Geographic Information Systems, and right-of-way engineering.

Program and Construction Management. We provide comprehensive program and construction management services to our public sector clients. These services include construction administration, inspection, observation, labor compliance, and community relations, depending on the client's needs and the scope of the specific project. Our construction management experience encompasses projects such as streets, bridges, sewers and storm drains, water systems, parks, pools, public buildings, and utilities.

Structures. Our structural engineering services include bridge design, bridge evaluation and inspection, highway and railroad bridge planning and design, highway interchange design, railroad grade separation design, bridge seismic retrofitting, building design and retrofit, sound wall and retaining wall design, and planning and design for bridge rehabilitation and replacement.

Transportation and Traffic. We provide a wide range of services relating to transportation, traffic and other infrastructure projects. For example, our transportation engineering services cover a full spectrum of support functions, including right of way, utility relocation, landscape, survey and mapping, geographic information systems, public outreach, and interagency coordination. Our traffic engineering services include serving as the contract city traffic engineer in communities, as well as performing design and traffic planning projects for our clients.

Water Resources. We assist clients in addressing the many facets of water development, treatment, distribution and conservation, including energy savings, technical, financial, legal, political, and regulatory requirements. Our core competencies include hydraulic modeling, master planning, rate studies and design and construction services. Our design experience includes reservoirs, pressure reducing stations, pump and lift stations, and pipeline alignment studies, as well as water/wastewater collection, distribution, and treatment facilities. We also provide a complete analysis and projection of storm flows for use in drainage master plans and for individual storm drain systems to reduce flooding in streets and adjacent properties. We design open and closed storm drain systems and detention basin facilities, for cities, counties and the Army Corp of Engineers.

District Administration. We administer special districts on behalf of public agencies. The types of special districts administered include community facilities districts (in California, Mello-Roos districts), assessment districts, landscape and lighting districts, school facilities improvement districts, benefit assessment districts, fire suppression districts, and business improvement districts. Our district administration services include calculating the annual levy for each parcel in the district; billing charges directly or through a county tax roll; preparing the annual Engineer's Report, budget and resolutions; reporting on collections and payment status; calculating prepayment quotes; and providing financial analyses, modeling and budget forecasting.

Financial Consulting. We perform economic analyses and financial projects for public agencies, including fee and rate studies; utility rate analysis; utility system appraisals and asset acquisitions; economic development and redevelopment planning; Community Choice Aggregation feasibility studies, in which local entities contemplate aggregating buying power in order to secure alternative energy supply contracts; real estate and market analysis associated with planning efforts, and development fee studies; special district formation and other special projects.

Federal Compliance. We offer several services that support bonded debt compliance reporting for cities, counties, states, school districts, water districts, housing authorities, 501(c)(3) and other municipal entities. We provide federal compliance services to approximately 760 issuers in 43 states and the District of Columbia managing approximately $68 billion in municipal debt.

The following are examples of typical projects we have performed in the Engineering and Consulting segment:

- *City of Elk Grove, California, City Engineering, Capital Improvement, and Infrastructure Services.* We provided comprehensive technical support to the Public Works and Development Services Departments for the over 170,000-resident community of Elk Grove, California. Our services have included public counter service, drainage/stormwater/NPDES, traffic engineering, permitting, land development review and inspection, CIP design and construction support. Serving the two City departments was a team of full-time engineers, scientists, managers, observers/inspectors, project managers, administrative support staff, and a team of subconsultants. All work was accomplished through a task order process that defined the scope of work, time of performance, and cost of services.

- *City of Palm Springs, California, Engineering and Construction Management Services.* We provided construction management and public works inspection services related to the City's Police Department Remodel Project. The project involved the remodeling of the training center, lobby, records area, detective bureau, and men's and women's locker rooms. We acted as Owner's Representative and Construction Manager responsible for coordinating all aspects of the construction, including coordination with the City's Building Inspection Staff.

- *Contra Costa County, California, City Engineering Services.* We provided finance review, financial analysis, and contract administration services for the Contra Costa County Public Works Department. Willdan provided municipal services in a variety of professional and technical administrative and finance measures.

- *County of Los Angeles, California, Traffic Engineering Services.* We provide professional traffic engineering services for the Lower Azusa Road/Los Angeles Street Traffic Signal Synchronization Project. The services include meetings and project coordination with Los Angeles County and various municipalities as well as field review, equipment inventory, reporting for recommended improvements, traffic signal base plans, traffic signal improvement plans and traffic signal utility plans for 29 signalized intersections along the Lower Azusa/Los Angeles Street corridor.

- *County of Orange, California, Code Enforcement Services.* Our code enforcement team is responsible for responding to citizen concerns and investigations of a variety of code violations throughout the unincorporated areas of Orange County in support of its Neighborhood Preservation Program, including the reviewing, processing, and closing of code enforcement cases related to land use, zoning, building, grading, nuisance, and property maintenance violations. Our staff performs review of all case files, inspection of properties, filing notices and complaints against violators, documenting, and preparing violation cases for the district attorney's office and/or County counsel and testifying in court. We assist in the entitlement/development process consisting of general land use, zoning and building violations.

- *State of Nevada, Building and Safety Services.* We provided building safety/plan check services for the State of Nevada Public Works Department since 2007. Projects for the State of Nevada included several for the University of Nevada, Las Vegas and Reno campuses. The projects consisted of installation of photo voltaic and parking lot lighting upgrades, a new baseball clubhouse, and the complete structural upgrade and remodel of several historic buildings at the Reno campus.

- *Property Assessed Clean Energy ("PACE").* PACE is a financing mechanism that enables low-cost, long-term funding for energy efficiency, renewable energy and water conservation projects. PACE financing is repaid as an assessment on the property owner's regular tax bill, and is processed the same way as other local public benefit assessments that have been utilized for decades. Depending on local legislation, PACE can be used to pay for new heating and cooling systems, solar panels, insulation and more for commercial, nonprofit and residential properties. This allows property owners to implement improvements without a large up-front cash payment. We have partnered with Ygrene Energy Fund to provide a national PACE program.

Clients

Our clients primarily consist of investor and municipal owned energy utilities, public and governmental agencies including cities, counties, redevelopment agencies, water districts, school districts and universities, state agencies, federal agencies and a variety of other special districts and agencies. We also provide services to private industry, hospitals, hotels, and a wide variety of other commercial enterprises.

We are organized to profitably manage numerous small and large contracts at the same time. The majority of our contracts typically range from $1,000 to $10,000,000 in contract revenue; however, several of our construction management service contracts exceed $20,000,000 and range up to $90,000,000 in construction value. In addition, many of our multi-year utility program management contracts exceed $10,000,000 and, two of our largest contracts provide contract limits in excess of $100,000,000 in revenue over a period of five years for the management of utility incentive programs for the implementation of energy efficiency measures. Our contracts typically have a duration of between two and thirty-six months, although we have city services contracts that have been renewed or re-awarded and in effect for over 30 years. Most of our contracts include a provision allowing for termination for convenience after reimbursement of any unbilled effort under the contract. As of December 30, 2022, we had approximately 2,200 open projects.

During fiscal year 2022, we had one customer that accounted for more than 10% of our consolidated contract revenues. For fiscal year 2022, the LADWP accounted for 12.0% of our consolidated contract revenue. For fiscal year 2022, our top 10 customers accounted for 54.6% of our consolidated contract revenues.

Our largest clients are based in New York and California. In fiscal year 2022, services provided to clients in California accounted for 41.7% of our consolidated contract revenue and services provided to clients in New York accounted for 22.8% of our consolidated contract revenue.

We collaborate with the LADWP through the Commercial Direct Install Program, which is a small business lighting energy efficiency program that serves all commercial customers in LADWP territory with demand up to 250kW. On average, this program typically implements approximately 8,000 energy efficiency projects a year and has implemented over 100,000 projects since program inception in 2008. Over that time, we have saved the LADWP and its customers over half a million MWh per year and almost one hundred MW of peak demand and also provided lead generation identifying roughly 10,000 water efficiency upgrades.

We also collaborate with Duke Energy - Progress to manage the small business direct install program in North Carolina and South Carolina. Since its launch in 2013, the program has grown to encompass all eligible Duke Energy customers in North Carolina, South Carolina, Indiana, and Kentucky. The Small Business Energy Saver Program offers eligible commercial customers the opportunity to retrofit a comprehensive list of existing inefficient equipment with more energy-efficient measures. The program provides integrated turn-key services including program marketing, energy assessments, installation by local contractors, up to 80 percent incentives to offset the cost of projects, and education to encourage the replacement of existing equipment with improvements in lighting, refrigeration, and HVAC. We continue to implement programs across these four states and have completed over 28,000 projects for Duke Energy resulting in over 840,000 MWh in savings to small businesses.

In January 2017, we announced a new three-year contract with Consolidated Edison to implement Consolidated Edison's Small and Medium Business Direct Install ("SMB") program across the utility's New York City and Westchester County service area. It continues the process of diversifying the program offerings. After giving effect to renewals and extensions, the Consolidated Edison contract continues through the end of 2023. The SMB program, Consolidated Edison's largest energy efficiency program, helps customers save energy, lower their bills and protect the environment by providing financial incentives to identify and buy down the cost of energy efficiency measures. To support this effort, we provide full-service program implementation including outreach and direct sales to potential commercial customers, on-site energy efficiency assessments, direct implementation of energy savings measures and subcontractor management. The administration of incentive payments to other contractors providing services through the program is included in our scope, but the structure of the contract is such that these payments are not included in revenue or expenses. Consolidated Edison may terminate the contract at any time for any reason. Consolidated Edison has been a customer of ours since 2009.

In connection with our acquisition of substantially all of the assets of Genesys in March 2016, we entered into an administrative services agreement with Genesys pursuant to which our subsidiary, WES, provides Genesys with ongoing administrative, operational and other non-professional support services. Under such administrative services agreement, WES provides administrative services for a series of Genesys's DASNY and other contracts. WES provides administrative services to Genesys in its performance of rehabilitation and construction work and architectural and engineering services at various sites within New York State. Services for DASNY under these contracts also include energy efficient design, utility cost evaluation and review, and various regulatory compliance services. Specific project descriptions are set out by DASNY in work authorizations, which are issued under the terms of the contracts. The termination dates of the DASNY contracts vary; the latest of which is November 2026. Work authorized but not yet completed under this contract continues to be bound by the terms of the agreement beyond the termination date until completion of the projects. Genesys expects to continue to receive amendments from DASNY to the master contract extending the termination date under DASNY's option to extend this contract term twice, one year at a time. DASNY may at any time terminate any of the contracts or suspend all projects, for its convenience and without cause. DASNY has been a customer of Genesys since 1983.

Contract Structure

We generally provide our services under contracts, purchase orders, licensing agreements or retainer letters. The agreements we enter into with our clients typically incorporate one of three principal types of pricing provisions:

- *Time-and-materials provisions* provide for reimbursement of costs and overhead plus a fee for labor based on the time expended on a project multiplied by a negotiated hourly billing rate. The profitability achievable on a time-and-materials basis is driven by billable headcount, staff utilization, and cost control.

- *Unit-based provisions* require the delivery of specific units of work, such as energy efficiency savings goals measured in kWh or Therms, arbitrage rebate calculations, software access terms, dissemination of municipal securities continuing disclosure reports, or building plan checks, at an agreed price per unit, with the total payment under the contract determined by the actual number of units performed.

- *Fixed price provisions* require all work under a contract to be performed for a specified lump sum, which may be subject to adjustment if the scope of the project changes. Contracts with fixed price provisions carry certain inherent risks, including risks of losses from underestimating costs, delays in project completion, problems with new technologies, price increases for materials, and economic and other changes that may occur over the contract period. Consequently, the profitability, if any, of fixed price contracts can vary substantially. Willdan typically mitigates some of these risks through the use of fixed price subcontracts for services, material, and equipment.

The following table presents, for the periods indicated, the approximate percentage of our contract revenue subject to each type of pricing provision:

	Fiscal Year		
	2022	2021	2020
Time-and-materials	20 %	24 %	26 %
Unit-based	45 %	54 %	46 %
Fixed price	35 %	22 %	28 %
Total	100 %	100 %	100 %

In relation to the pricing provisions, our service-related contracts, including operations and maintenance services and a variety of technical assistance services, are accounted for over the period of performance, in proportion to the cost of performance. Award and incentive fees are recorded when they are fixed and determinable and consider customer contract terms.

For time-and-materials and fixed price contracts, we bill our clients periodically in accordance with the contract terms, based on costs incurred on either an hourly fee basis or on a percentage of completion basis or upon the achievement of certain prescribed milestones, as the project progresses. For unit-based contracts, we bill our clients upon delivery and completion of the contracted item or service, and in some cases, in advance of delivery.

Our contracts come up for renewal periodically and, at the time of renewal, may be subject to renegotiation or recompetition, which could impact the profitability on that contract. In addition, during the term of a contract, public agencies may request additional or revised services which may impact the economics of the transaction. Most of our contracts permit our clients, with prior notice, to terminate the contracts at any time without cause. While we have a large volume of transactions and generally low customer concentration, the renewal, termination, or modification of a contract may have a material effect on our consolidated operations.

Competition

The markets for energy efficiency and sustainability, engineering, construction management, economic and financial consulting, design planning and national preparedness services are competitive and highly fragmented. Our competition varies by type of client, type of service and geography. The range of competitors for any one project can vary depending upon technical specialties, the relative value of the project, geographic location, financial terms, risks associated with the work, and any client-imposed restrictions. We often compete with many other firms ranging from small local firms to large international firms. Contract awards are based primarily on qualifications, relevant experience, staffing capabilities, geographic presence, financial stability, customer service, and price. We face strong competition primarily from other regional, national, and international providers of energy efficiency and sustainability consulting services, local electrical and mechanical contractors and engineering firms, lighting and lighting fixture manufacturers and distributors. In addition to our existing competitors, new competitors such as large national or international engineering and/or construction companies could enter our markets.

Doing business with utilities and governmental agencies is complex and requires the ability to understand and comply with intricate regulations and to satisfy periodic audits. We have been serving cities, counties, special districts and other public agencies for over half a century. We believe that the ability to understand these requirements and to successfully conduct business with utilities, governmental entities and agencies is a barrier to entry for potential competitors.

Unlike some of our competitors, we focus our services on utilities and public sector clients and generally exclude residential services. Utility and public sector clients generally choose among competing firms by weighing the quality, experience, innovation and timeliness of the firm's services. When selecting consultants for engineering projects, many utilities and government agencies are required to, and others choose to, employ Qualifications Based Selection ("QBS"). QBS requires the selection of the most technically qualified firms for a project, while the financial and legal terms of the engagement are generally secondary.

Our competition varies geographically. Although we provide services in several states, we may be stronger in certain service lines in some geographical areas than in other regions. Similarly, some of our larger competitors are stronger in some service lines in certain localities but are not as competitive in others. Our smaller competitors generally are limited both geographically as well as by the depth and breadth of services they are able to provide.

We consider our principal competitive advantages to be our reputation for dependability, technical knowledge and industry expertise of employees, quality of services and solutions, and the scope and scale of our service offerings. We believe that no single competitor has sufficient market share to influence the markets in which we operate in.

Insurance

To address the hazards inherent in our business, we maintain insurance coverage through the following policies: commercial general liability, automobile liability, workers' compensation and employer's liability, cyber liability, professional liability and umbrella/excess liability. However, if any claims, settlements, or judgements, individually or in the aggregate, exceed our policy limits, we are liable to pay these claims from our assets. We believe our coverage limits reasonably protect us from any material adverse impact that may arise from these insured risks.

Government Regulation, Licensing, and Enforcement

A significant portion of our revenues is derived from services provided to public utilities which are generally overseen by state or local public utility commissions who provide and administer a regulatory framework governing the sourcing, distribution, pricing and general management of electricity and natural gas. Our services are often mandated by these regulatory frameworks requiring utilities to meet certain goals for energy efficiency, renewable energy and other metrics which impact demand for our services. This framework of regulatory mandates is updated by state and local ordinance and some federal regulatory action as well. Demand for our services can be impacted from year to year by changes in these regulatory acts regarding energy management, utility budgets and the allowable financial parameters imposed by these regulatory agencies.

Human Capital Resources

As a professional services company, our continuing success relies on attracting, developing, and retaining a workforce that is both technically excellent and responsive to the needs of our clients and customers. An integral part of our ability to attract and retain qualified talent depends on our ability to maintain a culture reflective of the diverse communities that we serve.

Our Workforce

As of December 30, 2022, we employed a total of 1,491 employees, excluding contractors. Our employees include, among others, licensed electrical, mechanical, structural, geotechnical and civil engineers; land surveyors; certified building officials; certified inspectors and plans examiners; licensed architects and landscape architects; certified planners; energy sales and audit specialists; installation technicians; program managers; policy advisors and information technology specialists. We believe that we attract and retain highly skilled personnel with significant industry experience and strong client relationships by offering them challenging assignments in a dynamic work environment that recognizes, supports, and encourages diverse backgrounds and inter-cultural cooperation combined with compensation and employee benefit programs that are competitive with those offered by our competitors. See Part I, Item 1A, "Risk Factors" included in this Annual Report on Form 10-K for a discussion of the risks related to the loss of key personnel or our inability to attract and retain qualified personnel.

The following table sets forth the number of our employees in each of our business segments and our holding company:

	Fiscal Year		
	2022	**2021**	**2020**
Energy	781	860	748
Engineering and Consulting	623	619	531
Holding Company Employees (Willdan Group, Inc.)	87	81	74
Total	1,491	1,560	1,353

Diversity, Equity and Inclusion

Willdan has a culture of acceptance and individuality, where all employees feel respected, included, and encouraged to contribute their unique perspectives, develop innovative ideas, and bring their best skills to work each day. We value the richness that diversity and inclusion bring to our workforce and are proud that our employees represent various races, genders, ages, national origins, and points of view. Our culture is focused on hiring, empowering, and retaining highly talented employees and professionals with the diverse background and expertise required to develop solutions for the current and future energy and infrastructure challenges and to help us consistently raise the bar and drive innovation forward.

To encourage more diverse and talented people to join our team, we partner with professional organizations that represent and support a diverse pool of applicants. We actively seek out and hire minority-owned subcontractors on our projects and, in conjunction with our clients, we regularly propose and achieve specific percentage content goals for the use of minority-owned and disadvantaged businesses in our projects. These partnerships offer economic opportunity to local, minority-owned, and disadvantaged business enterprises. At Willdan, we believe that we can better serve all communities by utilizing qualified employees, suppliers, and subcontractors that mirror the culture and demographics of the communities where we live and work.

We take pride in, and celebrate, our employees. In 2020, we established Willdan's Diversity, Equity, and Inclusion Working Group ("DEI Working Group"). The DEI Working Group is designed to increase overall employee engagement and collaboration. Among other things, the DEI Working Group focuses on recruiting, development and community outreach, and developing and tracking progress toward DE&I objectives.

The DEI Working Group is comprised of four employee-led subgroups: (i) Business Partnerships, (ii) Community Outreach and Engagement, (iii) Inclusive Culture, and (iv) Recruitment. Each subgroup is led by a chair or co- chairpersons championing the needs and well-being of stakeholders, including employees. Collectively, the subgroups positively impact professional development, community outreach and business by creating and embracing cultural initiatives.

Willdan employees are highly engaged in the formation of Employee Resource Groups ("ERG"), fostering a greater sense of community while increasing employee engagement, inclusiveness, representation, and collaboration. All employees have the opportunity to initiate, join, and lead ERGs.

Employee Engagement and Development

Continuous growth requires continued investment in people, innovation, and new opportunities. We continuously strive to improve upon our engagement between employees and management teams to drive our company goals and enhance the employee experience. We aim to develop capable leadership that can meet the challenges of business growth while instilling a supportive and inclusive culture. At all locations, we provide our employees with performance assessments and evaluations and professional development opportunities including access to job specific training. We also provide our employees with training on workplace culture and enrichment through our learning platform, which covers topics such as harassment, creating healthy work environments, inclusion, ethics and compliance.

During fiscal year 2021, we initiated an annual company-wide employee engagement survey. We have since worked to incorporate feedback that we received by expanding our use of internal diversity and human capital metrics and recruiting efforts and improving access to professional development programs. Our team began collecting additional human capital metrics, such as employee gender ratios and other demographic information, and we have expanded the roster of universities at which we conduct recruiting activities. We also invested in our employee development strategy by expanding our employee training and professional development programs. We launched our 2022 survey in late fiscal year 2022 and are in the process of analyzing the results with the goal to implement applicable feedback in 2023.

Community Training

As part of our community outreach, in the beginning of 2020 we established and financed the Willdan Clean Energy Academy ("WCEA") which offers free training in energy efficiency skills and career services to disadvantaged workers in the New York City area. In 2021, Willdan increased the funding for this outreach effort and the WCEA expanded to the Los Angeles City Area. At the end of 2022, WCEA reached 500 graduates and achieved over 40% participant job placement.

The WCEA supports a diverse workforce and collaborates with community-based organizations and workforce centers to support energy efficiency workforce development.

Workplace Safety

Willdan is committed to maintaining a safe work environment for all of our employees, both inside our facilities and at project job sites. We recognize the critical role that all of our employees play in sustaining a safe and compliant work environment, and we understand that our leaders are responsible for the ongoing improvement of operational discipline and a safety culture. Every employee and subcontractor is expected to apply this approach when performing all work activities and safety plans and processes are an integral part of all our field projects.

Our Health and Safety Council meets monthly and our Health and Safety program is designed to address the hazards associated with our business and to prescribe the policies and practices needed to prevent workplace injuries and illness. In 2022, we established and appointed a Director of Health and Safety, a key leadership role for Willdan. In addition, we launched a new interactive employee health and safety ("EH&S") platform in support of our risk management efforts. This streamlined process documents the investigation and reporting of incidents, safety inspections, and completion of certain safety training requirements - whether performing office or field work.

We track and report all safety incidents. Our safety incident metrics are provided below. For context, lost-time injuries are those occurring in the workplace and resulting in an employee's inability to work the next full workday.

	Fiscal Year		
	2022	2021	2020
RCR	0.69	0.83	0.78
LTIR	0.26	0.74	0.35

A recordable case rate (RCR) describes the number of employees per 100 full-time employees that have been involved in an OSHA recordable injury or illness. The lost-time incident rate (LTIR) is the number of lost-time injuries that occurred in a given period, relative to the total number of hours worked in the same period.

Environmental Stewardship

Sustainability, environmental protection and climate change mitigation is the core of our identity and our work tackles these essential global challenges every day as we advise and assist governments, utilities and industry in defining and meeting goals for improvement. We provide planning and policy analysis for governments, regulators, and utilities, as well as innovative financing programs that bring the benefit of clean energy to underserved neighborhoods and disadvantaged customers. In addition, we strive to reduce our own ecological footprint and our environmental impact, as we help our customers achieve their own sustainability goals. We help clients reduce carbon intensity to become cleaner, more sustainable organizations through measurement and goal setting, sustainable engineering designs, installation of more efficient lighting, heating and cooling measures and the development and implementation of master plans for environmental sustainability, carbon reduction and energy efficiency to meet specific goals. This has led to energy-efficient upgrades at over 320,000 commercial buildings, schools, hospitals, and other public buildings. Willdan's program management activities for various utilities have yielded more than 8.2 billion kWh savings, and 97 million therms reductions over the past 15 years.

We are committed to the continuous improvement and protection of our planet. The success of our business model is built on this foundation. Our dedication to environmental sustainability in our own ecological footprint enhances our ability to lead by example for our partners and clients.

Governance

At Willdan, strong and effective corporate governance is the foundation of a well-run, sustainable business. Our corporate governance practices set clear expectations and responsibilities for leaders, employees, and partners to create long-term, competitive returns for shareholders and lasting value for all stakeholders.

We are committed to conducting business in a legal, ethical, and trustworthy manner; strictly upholding our regulatory obligations everywhere we operate; and complying with both the letter and spirit of our business policies and values. We are committed to accountability for our actions and goals.

With our commitment to corporate governance principles, we have adopted, among other measures, a Code of Ethical Conduct, as well charters for each of the four standing committees of our Board of Directors ("Board"). These governance measures promote effective functioning of our Board and its committees, protecting our interests as a whole. The measures articulate shared expectations for how the Board, its committees, and our management should perform their respective functions.

Annually, the Board works with our senior management team on a detailed, multi-year strategic plan, reviewing goal progress each quarter. The Board also oversees efforts by Willdan's senior management team in managing environmental and social risks and opportunities. The Board is led by our Chairman and Chief Executive Officer ("CEO").

We are managed under the direction of the Board, which is currently composed of seven directors. The Board has determined that our directors, except for our CEO, are independent under the rules of the listing standards for the Nasdaq Global Market and the Securities Exchange Act of 1934, as amended. As the director most familiar with our business and industry, we believe our CEO is best suited to serve as Chairman of our Board. Our CEO works in collaboration with our Lead Independent Director, who is appointed biannually by the Board. Our Board is comprised of a diverse group of academics, financial advisors and industry practitioners with extensive experience in the governance and direction of publicly-traded enterprises. At any time, shareholders and other interested parties may communicate by writing to the Board generally, with the non-employee directors as a group, or to a specific director.

Intellectual Property

We believe we have strong name recognition and that this provides us with a competitive advantage in obtaining new business. Consequently, we believe it is important to protect our brand identity through trademark registrations. The Willdan, Willdan Group, Inc., Willdan Engineering, Willdan Energy Company, Willdan Financial Services, and Willdan Energy Solutions names are service marks of ours, and we have obtained a service mark for the Willdan and "W" logo. We have also obtained federal service mark registration with the United States Patent and Trademark Office for the "Willdan" name and "Willdan Group, Inc." name. The name and logo of our proprietary software, MuniMagic+[SM], our California energy efficiency CEDA, as well as our proprietary platform as a service VIEWPOINT are also registered marks, and we have registered a federal copyright for the source code for the MuniMagic+[SM] software. In connection with our acquisitions, we have obtained the trademark for our "LoadSEER" software, have obtained the patent for "Optimization of Microgrid Energy Use and Distribution", have obtained the service marks for the Enerpath, Enerworks and Lime/Green Dial Design, and have obtained the registered copyright of Lime, Lime Energy, and Main Street Efficiency, NEO, Net Energy Optimizer, Collaboration Analysis Research, and several Weidt Group designs.

Available Information

We maintain an Internet website at http://www.willdan.com. Through our website, in the "Investors" section under the heading "SEC Filings", we make available, free of charge, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy statements, and amendments to those reports, as soon as reasonably practicable after we electronically file or furnish such materials to the SEC. We also make available on this website our prior earnings calls under the heading "Events and Presentations" and our Code of Ethical Conduct under the heading "Corporate Governance." The information on our website is not a part of or incorporated by reference into this filing. The SEC maintains an Internet site that contains reports, proxy, and information statements and other information regarding our filings at http://www.sec.gov.

ITEM 1A. RISK FACTORS

<p align="center">**Risks Relating to Our Business and Industry**</p>

We operate in a changing environment that involves numerous known and unknown risks and uncertainties that could materially adversely affect our operations. Set forth below and elsewhere in this report and in other documents we file with the SEC are descriptions of risks and uncertainties that could cause our actual results to differ materially from the results and expectations contained in this report. Additional risks we do not yet know of or that we currently think are immaterial may also affect our business operations. If any of the events or circumstances described in the following risks actually occurs, our business, financial condition or results of operations could be materially adversely affected.

Risks Related to Operations

If we fail to complete a project in a timely manner, miss a required performance standard, or otherwise fail to adequately perform on a project, then we may incur a loss on that project, which may reduce or eliminate our overall profitability.

Our engagements often involve large-scale, complex projects. The quality of our performance on such projects depends in large part upon our ability to manage the relationship with our clients and our ability to effectively manage the project and deploy appropriate resources, including third-party contractors and our own personnel, in a timely manner. We may commit to a client that we will complete a project by a scheduled date or that, when completed, a project will achieve specified performance standards (e.g., some of our contracts stipulate certain energy savings requirements). If the project is not completed by the scheduled date or fails to meet required performance standards, we may either incur significant additional costs or be held responsible for the costs incurred by the client to rectify damages due to late completion or failure to achieve the required performance standards. The uncertainty of the timing of a project can present difficulties in planning the amount of personnel needed for the project. If the project is delayed or canceled, we may bear the cost of an underutilized workforce that was dedicated to fulfilling the project. In addition, performance of projects can be affected by a number of factors beyond our control, including, among other things, unavoidable delays from government inaction, public opposition, inability to obtain financing, weather conditions, unavailability of vendor materials (including but not limited to import restrictions or pandemics or other public health emergencies such as the recent coronavirus outbreak), changes in the project scope of services requested by our clients, industrial accidents, environmental hazards, and labor disruptions. To the extent these events occur, the total costs of the project could exceed our estimates, and we could experience reduced profits or, in some cases, incur a loss on a project, which may reduce or eliminate our overall profitability. Further, any defects or errors, or failures to meet our clients' expectations, could result in claims for damages against us. Failure to meet performance standards or complete performance on a timely basis could also adversely affect our reputation and client base.

Our revenues are primarily derived from the energy services industry and, therefore, we are highly susceptible to risks relating to such industry.

A loss of customers, inability to procure or maintain contracts, a downturn in demand, or a change in the energy regulatory environment in the energy services industry could have a material adverse impact on our business, results of operations and financial condition. If we are unable to maintain and expand our current utility relationships and develop new relationships, maintain and enhance our existing energy services, execute our business and marketing strategies successfully and achieve the energy savings that are specified in our contracts, we may not be able to supplement the loss of revenue from our other services and it may result in lower revenues and have an adverse impact on our business, results of operations and financial condition.

The demand and terms for Energy efficiency services and utility programs in general are highly regulated and driven by various state regulatory commissions. Changes in those regulations or the standards and goals imposed by the regulatory commissions could adversely affect the demand for or the terms under which those utility programs may be conducted and adversely affect the company's profitability.

Most states have an independent energy regulatory commission or body to oversee the operations of the utilities providing electricity and gas to consumers. Those regulatory commissions often set the goals, standards, prices and other specific terms under which the utilities are required to operate. Those regulatory mandates, including mandates for greenhouse gas reductions, the composition of energy generation sources, the amount of energy consumption reductions, the cost effectiveness of those reductions and the various terms under which those mandates are to be delivered set firm boundaries within which the utilities may contract with third parties such as Willdan. Changes in those regulatory mandates, goals and terms impact existing and future contracts under which we work with the utilities and can have a significant impact on the company's ability to generate revenue or the level of effort and cost required to deliver required savings, or both. Those changes could have the effect of making our utility contracts more or less profitable and increase or decrease the demand for our services.

Demand for our services is cyclical and vulnerable to economic downturns. If economic growth slows, government fiscal conditions worsen, public and private construction/renovation activity slows, or client spending declines, it may have a material adverse effect on our business, results of operations and financial condition.

Demand for our services is cyclical, and vulnerable to economic downturns and reductions in government and private industry spending. Such downturns or reductions may result in clients delaying, curtailing or canceling proposed and existing projects. Our business traditionally lags the overall recovery in the economy; therefore, our business may not recover immediately when the economy improves. If economic growth slows, including as a result of rising inflation and rising interest rates, government fiscal conditions worsen, or client spending declines, it may have a material adverse effect on our business, results of operations and financial condition. Our government clients may face budget deficits that prohibit them from funding new or existing projects. In addition, our existing and potential clients may either postpone entering into new contracts or request price concessions. Difficult financing and economic conditions may cause some of our clients to demand better pricing terms or delay payments for services we perform, thereby increasing the average number of days our receivables are outstanding, and the potential of increased credit losses of uncollectible invoices. Further, these conditions may result in the inability of some of our clients to pay us for services that we have already performed. If we are not able to reduce our costs quickly enough to respond to the revenue decline from these clients, our operating results may be adversely affected. Accordingly, these factors affect our ability to forecast our future revenue and earnings from business areas that may be adversely impacted by market conditions. Any of these factors could adversely affect the demand for our services, which could have a material adverse effect on our business, results of operations and financial condition.

The quality of our service and our ability to perform under some of our contracts would be adversely affected if qualified subcontractors are unavailable for us to engage, if our subcontractors fail to satisfy their obligations to us or other parties, or if we are unable to maintain these relationships which, in each case, could adversely affect our business, results of operations and financial condition.

Under some of our contracts, we rely on the efforts and skills of subcontractors for the performance of some of the tasks. Our use of subcontractors has increased in recent years as a result of the increase in the percentage of our revenues derived from the direct installation of energy efficiency measures, including performance contracting and construction management services for more complex projects. Our Energy segment generally utilizes a higher percentage of subcontractors than the Engineering and Consulting segment. The absence of qualified subcontractors with whom we have a satisfactory relationship could adversely affect the quality of our service offerings and therefore, adversely affect our business, results of operations and financial condition.

There is a risk that we may have disputes with our subcontractors arising from, among other things, the quality and timeliness of work performed by the subcontractor, client concerns about the subcontractor, or our failure to extend existing task orders or issue new task orders under a subcontract. In addition, if a subcontractor fails to deliver on a timely basis the agreed-upon supplies, fails to perform the agreed-upon services, or goes out of business, then we may be required to purchase the services or supplies from another source at a higher price, and our ability to fulfill our obligations as a prime contractor may be jeopardized. This may reduce the profit to be realized or result in a loss on a project for which the services or supplies are needed.

We also rely on relationships with other contractors when we act as their subcontractor or joint venture partner. The absence of qualified subcontractors with which we have a satisfactory relationship could adversely affect the quality of our service and our ability to perform under some of our contracts. Our future revenue and growth prospects could be adversely affected if other contractors eliminate or reduce their subcontracts or teaming arrangement relationships with us, or if a government agency terminates or reduces these other contractors' programs, does not award them new contracts, or refuses to pay under a contract.

Supply chain constraints and labor shortages could negatively impact our business, financial condition and results of operations.

The global economy has been experiencing supply chain constraints and labor shortages. These conditions, in addition to rising inflation, have increased the costs for materials, other goods, and labor, and have caused delivery and project performance schedules to be extended. These conditions, combined with tightening labor markets resulting from elevated resignation rates among U.S. workers, could increase the cost and difficulty of recruiting and retaining employees, or could result in project delays or cancellations which could negatively impact our operations and financial results.

Resurgences of the Covid-19 pandemic and health and safety measures intended to slow its spread could adversely affect our business, results of operations, and financial condition.

In fiscal year 2020, and during part of the fiscal year 2021, the Covid-19 pandemic impacted the energy services industry and our results of operations. Resurgences of the Covid-19 pandemic could subject us to various risks and uncertainties that could materially adversely affect our business, results of operations and financial condition including: the possibility that some of our clients will request deferral, modification or reduction in their contractual work orders with us or, in the case of those clients that we service under a purchase order model, if such clients reduce or cancel the amount of work requested relative to historical practices; fewer subcontractors being available to complete our work if our subcontractors must limit or cease operations or declare bankruptcy as a result of a resurgence of the Covid-19 pandemic; our clients becoming insolvent or initiating bankruptcy or similar proceedings, which would adversely affect our ability to collect contractual payments from such clients for work that may have already been completed and result in decreased revenues; the impact on our results of operations and financial condition resulting from a temporary suspension in capital expenditures from our government clients; and increased difficulty in executing our growth strategy, which could result in fewer acquisition opportunities for us compared to historical levels.

Our profitability could suffer if we are not able to maintain adequate utilization of our workforce.

The cost of providing our services, including the extent to which we utilize our workforce, affects our profitability. The rate at which we utilize our workforce is affected by a number of factors, including our ability to transition employees from completed projects to new assignments and to hire and assimilate new employees, our ability to forecast demand for our services and thereby maintain an appropriate headcount in each of our geographies and workforces, our ability to manage attrition, our need to devote time and resources to training, business development, professional development, and other non-chargeable activities, and our ability to match the skill sets of our employees to the needs of the marketplace. If we over-utilize our workforce, our employees may become disengaged, which could impact employee attrition. If we under-utilize our workforce, our profit margin and profitability could suffer.

If we are unable to accurately estimate and control our contract costs, then we may incur losses on our contracts, which could decrease our operating margins and reduce our profits. In particular, our fixed-price contracts could increase the unpredictability of our earnings.

Under fixed-price contracts, we receive a fixed price irrespective of the actual costs we incur (which protects clients) and, consequently, we are exposed to a number of risks that are generally not included under time-and-materials and unit-based contracts. We realize a profit on fixed price contracts only if we can control our costs and prevent cost overruns on our contracts. Fixed price contracts require cost and scheduling estimates that are based on a number of assumptions, including those about future economic conditions, costs, and availability of labor, equipment and materials, and other exigencies. We could experience cost overruns if these estimates were initially inaccurate as a result of errors or ambiguities in the contract specifications, or become inaccurate as a result of a change in circumstances following the submission of the estimate due to, among other things, unanticipated technical or equipment problems, difficulties in obtaining permits or approvals, changes in local laws or labor conditions, weather delays, changes in costs of raw materials as a result of rising inflation, supply chain shortages or otherwise, or the inability of our vendors or subcontractors to perform their obligations. If cost overruns occur, we could experience reduced profits or, in some cases, a loss for that project. If a project is significant, or if there are one or more common issues that impact multiple projects, costs overruns could increase the unpredictability of our earnings, as well as have a material adverse impact on our business, results of operations and financial condition.

Under our time-and-material contracts, we are generally paid for our efforts at negotiated hourly billing rates for our staff, plus reimbursement for subcontractors and other direct costs. Profitability on these contracts is driven by control over the number of hours required to execute the tasks, the mix of staff utilized and the percentage of staff time expended on directly billable activities. Many of our time-and-materials contracts are subject to maximum contract values. In the event that we estimate the potential to exceed those maximum contract values at the contracted rates, revenue relating to these contracts is recognized as if these contracts were fixed-price contracts.

If we are unable to accurately estimate and manage our costs, we may incur losses on our contracts, which could decrease our operating margins and significantly reduce or eliminate our profits. Certain of our contracts require us to satisfy specific design, engineering, procurement, or construction milestones in order to receive payment for the work completed or equipment or supplies procured prior to achievement of the applicable milestone. As a result, under these types of arrangements, we may incur significant costs or perform significant amounts of services prior to receipt of payment. If a client determines not to proceed with the completion of the project or if the client defaults on its payment obligations, we may face difficulties in collecting payment of amounts due to us for the costs previously incurred or for the amounts previously expended to purchase equipment or supplies.

Our use of the percentage-of-completion method of revenue recognition on our fixed price contracts could result in a reduction or reversal of previously recorded revenue and profits.

We account for our fixed price contracts on the percentage-of-completion method of revenue recognition. Generally, our use of this method results in recognition of revenue and profit ratably over the life of the contract, based on the proportion of costs incurred to date to total costs expected to be incurred for the entire project. The effects of revisions to revenue and estimated costs, including the achievement of award fees and the impact of change orders and claims, are recorded when the amounts are known and can be reasonably estimated. Such revisions could occur in any period and their effects could be material. While we have historically made reasonably reliable estimates of the progress towards completion of long-term contracts, the uncertainties inherent in the estimating process make it possible for actual costs to vary materially from initial estimates, which could result in reductions or reversals of previously recorded revenue and profit.

The loss of key personnel or our inability to attract and retain qualified personnel could impair our ability to provide services to our clients and otherwise conduct our business effectively.

As primarily a professional and technical services company, we are labor-intensive and, therefore, our ability to attract, retain, and expand our senior management and our professional and technical staff, including management and staff acquired in connection with our business acquisitions, is an important factor in determining our future success. We believe there are only a limited number of available qualified executives in the energy efficiency services industry, and we therefore have encountered, and will likely continue to encounter, intense competition for qualified employees from other companies in the industry. In addition, the market for qualified engineers is competitive and, from time to time, it may be difficult to attract and retain qualified individuals with the required expertise within the timeframe demanded by our clients. Further, we rely heavily upon the expertise and leadership of our senior management. If we are unable to retain executives and other key personnel, the roles and responsibilities of those employees will need to be filled, which may require that we devote time and resources to identify, hire, and integrate new employees. The loss of the services of any of these key personnel could adversely affect our business, results of operations and financial condition.

Unavailability of third-party insurance coverage would increase our overall risk exposure as well as disrupt the management of our business operations.

Our services involve significant risks of professional and other liabilities, which may substantially exceed the fees we derive from our services. We maintain insurance coverage from third-party insurers as part of our overall risk management strategy and because some of our contracts require us to maintain specific insurance coverage limits. From time to time, we assume liabilities as a result of indemnification provisions contained in our service contracts. We cannot predict the magnitude of these potential liabilities.

We are liable to pay such liabilities from our assets if and when the aggregate settlement or judgment amount exceeds our insurance policy limits. Further, our insurance may not protect us against liability because our policies typically have various exceptions to the claims covered and also require us to assume some costs of the claim even though a portion of the claim may be covered. A partially or completely uninsured claim, if successful and of significant magnitude, could have a material adverse effect on our liquidity.

If any of our third-party insurers fail, suddenly cancel our coverage, or otherwise are unable to provide us with adequate insurance coverage, then our overall risk exposure and our operational expenses would increase and the management of our business operations would be disrupted. In addition, if we expand into new markets, we may not be able to obtain insurance coverage for these new activities or, if insurance is obtained, the dollar amount of any liabilities incurred could exceed our insurance coverage. There can be no assurance that any of our existing insurance coverage will be renewable upon the expiration of the coverage period or that future coverage will be affordable at the required limits.

Product liability and personal injury claims could have a material adverse effect on our business, results of operations and financial condition.

We face exposure to product liability and personal injury claims in the event that our services cause bodily injury or property damage. Since the majority of our products use electricity, it is possible that the products we use could result in property damage or personal injury, whether due to product malfunctions, defects, improper installation or other causes. Further, we face exposure to personal injury claims in the event that an individual is injured because of our negligence or the negligence of one of our subcontractors. Moreover, we may not have adequate resources in the event of a successful claim against us. A successful product liability or personal injury claim against us that is not covered by insurance or is in excess of our available insurance limits could require us to make significant payments of damages which could materially adversely affect our business, results of operations and financial condition.

Events outside our control, including natural and man-made disasters, could negatively impact the economies in which we operate or disrupt our operations, which may adversely affect our business, results of operations and financial condition.

Events outside our control, such as natural and man-made disasters, as well as terrorist actions, war or armed hostilities between countries or non-state actors, pandemics or other public health emergencies (such as the Covid-19 pandemic or future resurgences of the Covid-19 pandemic), could negatively impact the economies in which we operate by causing the closure of offices, interrupting projects, and forcing the relocation of employees. We typically remain obligated to perform our services after a terrorist action or natural disaster unless the contract contains a force majeure clause that relieves us of our contractual obligations in such an extraordinary event. If we are not able to react quickly to force majeure, our operations may be affected significantly, which would have a negative impact on our business, results of operations and financial condition.

We have only a limited ability to protect our intellectual property rights, and our failure to protect our intellectual property rights could adversely affect our competitive position.

Our success depends, in part, upon our ability to protect our proprietary information and other intellectual property. We rely principally on trade secrets to protect much of our intellectual property where we do not believe that patent or copyright protection is appropriate or obtainable. However, trade secrets are difficult to protect. Although our employees are subject to confidentiality obligations, this protection may be inadequate to deter or prevent misappropriation of our confidential information. In addition, we may be unable to detect unauthorized use of our intellectual property or otherwise take appropriate steps to enforce our rights. Failure to obtain or maintain trade secret protection could adversely affect our competitive business position. In addition, if we are unable to prevent third parties from infringing or misappropriating our trademarks or other proprietary information, our competitive position could be adversely affected.

Employee, agent, or partner misconduct, or our failure to comply with anti-bribery and other laws or regulations, could harm our reputation, reduce our revenue and profits, and subject us to criminal and civil enforcement actions.

Misconduct, fraud, non-compliance with applicable laws and regulations, or other improper activities by one of our employees, agents, or partners could have a significant negative impact on our business and reputation. Such misconduct could include the failure to comply with government procurement regulations, regulations regarding the protection of classified information, regulations prohibiting bribery and other foreign corrupt practices, regulations regarding the pricing of labor and other costs in government contracts, regulations on lobbying or similar activities, regulations pertaining to the internal controls over financial reporting, environmental laws, and any other applicable laws or regulations. Since our internal controls are subject to inherent limitations, including human error, it is possible that these controls could be intentionally circumvented or become inadequate because of changed conditions. As a result, we cannot assure that our controls will protect us from reckless or criminal acts committed by our employees or agents. Our failure to comply with applicable laws or regulations, or acts of misconduct could subject us to fines and penalties, loss of security clearances, and suspension or debarment from contracting, any or all of which could harm our reputation, reduce our revenue and profits, and subject us to criminal and civil enforcement actions.

Our failure to implement and comply with our safety program could adversely affect our operating results or financial condition.

Our safety program is a fundamental element of our overall approach to risk management, and the implementation of the safety program is a significant issue in our dealings with our clients. We maintain an enterprise-wide group of health and safety professionals to help ensure that the services we provide are delivered safely and in accordance with standard work processes. Unsafe job sites and office environments have the potential to increase employee turnover, increase the cost of a project to our clients, expose us to types and levels of risk that are fundamentally unacceptable, and raise our operating costs. The implementation of our safety processes and procedures are monitored by various agencies and rating bureaus and may be evaluated by certain clients in cases in which safety requirements have been established in our contracts. Our failure to meet these requirements or our failure to properly implement and comply with our safety program could result in reduced profitability or the loss of projects or clients or potential litigation and could have a material adverse effect on our business, results of operations and financial condition.

The diversity of the services we provide, and the clients we serve, may create actual, potential, and perceived conflicts of interest and conflicts of business that limit our growth and could lead to potential liabilities for us.

Because we provide services to a wide array of both government and commercial clients, occasions arise where, due to actual, potential, or perceived conflicts of interest or business conflicts, we cannot perform work for which we are qualified. A number of our contracts contain limitations on the work we can perform for others, such as, for example, when we are assisting a government agency or department in developing regulations or enforcement strategies. Actual, potential, and perceived conflicts limit the work we can do and, consequently, can limit our growth and adversely affect our operating results. In addition, if we fail to address actual or potential conflicts properly, or even if we simply fail to recognize a perceived conflict, we may be in violation of our existing contracts, may otherwise incur liability, and may lose future business for not preventing the conflict from arising, and our reputation may suffer.

<u>Risks Related to Indebtedness</u>

Our substantial leverage and significant debt service obligations due to debt incurred in connection with our acquisitions could adversely affect our business, results of operations and financial condition.

Our financial performance could be adversely affected by our substantial debt leverage. We may also incur significant additional indebtedness in the future, subject to various conditions including increased working capital requirements. This significant level of indebtedness could have important negative consequences to us, including making it more difficult to satisfy our obligations on our outstanding debt obligations; making it more difficult to obtain financing in the future for working capital, capital expenditures, acquisitions or other general corporate purposes; requiring us to use more of our excess cash flow to pay interest and principal on our debt, which will reduce the amount of money available to finance our operations and other business activities; increasing our vulnerability to general economic downturns and adverse industry conditions; potentially limiting our flexibility in planning for, or reacting to, changes in our business and in our industry in general; exposing us to the risk of increased interest rates because the debt outstanding under our term loan and revolving credit facility bear interest at variable rates; placing us at a competitive disadvantage compared to our competitors that have less debt; and potentially limiting our ability to comply with the financial and other restrictive covenants in our debt instruments which, among other things, require us to maintain specified financial ratios, and could result in an event of default that, if not cured or waived, could have a material adverse effect on our business or prospects.

Our ability to make scheduled payments on or refinance our debt obligations depends on our financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to certain financial, business, legislative, regulatory and other factors beyond our control. We may be unable to maintain a level of cash flows from operating activities sufficient to permit us to pay the amounts due on our indebtedness. If our cash flows and capital resources are insufficient to fund our debt service obligations, we could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets or operations, seek additional debt or equity capital or restructure or refinance our indebtedness. We may not be able to effect any such alternative measures, if necessary, on commercially reasonable terms or at all and, even if successful, those alternative actions may not allow us to meet our scheduled debt service obligations. Our Amended and Restated Credit Agreement (as amended by the First Amendment, dated as of August 15, 2019, the Second Amendment, dated as of November 6, 2019, the Third Amendment, dated as of May 6, 2020, the Fourth Amendment, dated April 30, 2021, the Fifth Amendment, dated March 8, 2022, the Sixth Amendment, dated August 2, 2022, and the Seventh Amendment, dated November 1, 2022, the "Credit Agreement") restricts our ability to dispose of assets and use the proceeds from those dispositions and also restricts our ability to raise debt or equity capital to be used to repay other indebtedness when it becomes due. We may not be able to consummate those dispositions or to obtain proceeds in an amount sufficient to meet any debt service obligations then due. Our inability to generate sufficient cash flows to satisfy our debt obligations, or to refinance our indebtedness on commercially reasonable terms or at all, would materially adversely affect our financial position and results of operations. If we cannot make scheduled payments on our debt or comply with the other covenants under our Credit Agreement, we will be in default and the lenders under our Credit Agreement could terminate their commitments to loan money and could foreclose against the assets securing their borrowings and we could be forced into bankruptcy or liquidation.

We may not be able to obtain capital when desired on favorable terms, if at all, or without dilution to our stockholders, which may impact our ability to execute on our current or future business strategies.

If we do not generate sufficient cash flow from operations or otherwise, we may need additional financing to execute on our current or future business strategies, including developing new or enhancing existing service lines, expanding our business geographically, enhancing our operating infrastructure, acquiring complementary businesses, or otherwise responding to competitive pressures. We cannot assure you that additional financing will be available to us on favorable terms, or at all. Furthermore, if we raise additional funds through the issuance of convertible debt or equity securities, the percentage ownership of our stockholders could be significantly diluted, and these newly issued securities may have rights, preferences or privileges senior to those of existing stockholders. If adequate funds are not available or are not available on acceptable terms, if and when needed, our ability to fund our operations, meet obligations in the normal course of business, take advantage of strategic business opportunities, or otherwise respond to competitive pressures would be significantly limited.

Restrictive covenants in our Credit Agreement may restrict our ability to pursue certain business strategies.

Our Credit Agreement limits or restricts our and our subsidiaries ability to, among other things, incur, create or assume additional indebtedness; incur, create or assume liens securing debt or other encumbrances on our assets; purchase, hold or acquire unpermitted acquisitions or investments; make loans or advances; pay dividends or make distributions to our stockholders; purchase or redeem our stock; repay indebtedness that is junior to indebtedness under our Credit Agreement; acquire the assets of, or merge or consolidate with, other companies; and sell, lease, or otherwise dispose of assets.

Our Credit Agreement also requires that we maintain a maximum total leverage ratio and a minimum fixed charge coverage ratio, tested on a quarterly basis, which we may not be able to achieve. On one occasion, we secured waivers from our lenders in order to waive non-compliance with certain financial covenants under our Credit Agreement, and we cannot guarantee that in the future we will be able to secure waivers in the event of non-compliance. The covenants may additionally impair our ability to finance future operations or capital needs or to engage in other favorable business activities. Failing to comply with these covenants could result in an event of default under the Credit Agreement, which could result in us being required to repay the amounts outstanding prior to maturity. These prepayment obligations could have an adverse effect on our business, results of operations and financial condition.

Furthermore, if we are unable to repay the amounts due and payable under the Credit Agreement, the lenders could proceed against the collateral granted to them to secure that indebtedness. In the event the lenders accelerate the repayment of our borrowings, we and our subsidiaries may not have sufficient assets to repay that indebtedness.

Risks Related to Our Clients and Our Projects

If we have a loss or reduction of business from a key customer or key utility programs, it could result in significant harm to our revenue, profitability and financial condition.

Most of our clients are not committed to purchase any minimum amount of our services, as our agreements with them are based on a "purchase order" model. As a result, they may discontinue utilizing some or all of our services with little or no notice, or we may not generate the amount of contract revenue or achieve the level of profitability we expect under such arrangements. As well, certain of our contracts are with other entities that are periodically funded by the applicable utility. Such funding is subject to periodic renewal and is outside our control or its contract counterparty and may, at times, be delayed or inhibited.

The loss of key utility programs or key clients (or financial difficulties at this utility program or these clients, which result in nonpayment or nonperformance) could have a significant and adverse effect on our business, results of operations and financial condition. If these clients or utility programs significantly reduce their business or orders with us, default on their agreements with us or fail to renew or terminate their agreements with us, our business, results of operations and financial condition could be materially and adversely affected. We may not be able to win new contracts to replace these contracts if they are terminated early or expire as planned without being renewed.

In addition, the potential for requests from certain clients to significantly increase the services we provide them requires us to have sufficient resource capacity available in the regions where they are located. If we are unable to maintain such resource capacity, these clients or utility program may reduce or stop purchasing certain services from us. If such clients or utility program reduce or stop purchasing certain services from us, we may have substantial capacity available in regions where we do not have corresponding clients to service.

Our failure to win new contracts and renew existing contracts with private and public sector clients could adversely affect our business, results of operations and financial condition.

Our business depends on our ability to win new contracts and renew existing contracts with private and public sector clients. Contract proposals and negotiations are complex and frequently involve a lengthy bidding and selection process. If we are not able to replace the revenue from expiring contracts, either through follow-on contracts or new contracts, our business, results of operations and financial condition may be adversely affected. A number of factors affect our ability to win new contracts and renew existing contracts, including, among other things, market conditions, financing arrangements, required governmental approvals, our client relationships and professional reputation. For example, a client may require us to provide a bond or letter of credit to protect the client should we fail to perform under the terms of the contract. If negative market conditions arise, or if we fail to secure adequate financial arrangements or the required government approval, we may not be able to pursue particular projects, which could adversely affect our business, results of operations and financial condition. Any factor that diminishes our reputation or client relationships with federal, state and local governments, as well as commercial clients, could make it substantially more difficult for us to compete successfully for both new engagements and qualified employees. To the extent our reputation and/or client relationships deteriorate, our business, results of operations and financial condition could be adversely affected.

Our contracts may contain provisions that are unfavorable to us and permit our clients to, among other things, terminate our contracts partially or completely at any time prior to completion.

Certain of our contracts contain provisions that allow our clients or utility programs to terminate or modify the contract at their convenience upon short notice. For example, our largest clients and utility programs may terminate their contracts with us at any time for any reason. If one of these clients or utility programs terminates their contract for convenience, we may only bill the client or utility program, as applicable, for work completed prior to the termination, plus any commitments and settlement expenses such client or utility program agrees to pay, but not for any work not yet performed.

In addition, many of our government contracts and task and delivery orders are incrementally funded as appropriated funds become available. The reduction or elimination of such funding can result in contract options not being exercised and further work on existing contracts and orders being curtailed. In any such event, we would have no right to seek lost fees or other damages. If a client were to terminate, decline to exercise options under, or curtail further performance under one or more of our major contracts, it could have a material adverse effect on our business, results of operations and financial condition.

Changes to tax laws and regulations, including changes to the energy efficient building deduction, could adversely affect our business, results of operations and financial condition.

Tax laws and regulations are highly complex and subject to interpretation, and the tax laws and regulations to which we are subject to change over time. Our tax filings are based upon our interpretation of the tax laws in effect in various jurisdictions for the periods for which the filings are made. As our business grows, we are required to comply with increasingly complex taxation rules and practices. We are subject to tax in multiple U.S. tax jurisdictions. Changes in federal, state and local tax laws and regulations could adversely affect our business, results of operations and financial condition.

Because we primarily provide services to municipalities, public utilities and other public agencies, we are more susceptible to the unique risks associated with government contracts.

We primarily work for utilities, municipalities and other public agencies. Consequently, we are exposed to certain risks associated with public agency and government contracting, any one of which can have a material adverse effect on our business, results of operations and financial condition. These risks include the ability of the public agency to terminate the contract with 30 days' prior notice or less; changes in public agency spending and fiscal policies which can have an adverse effect on demand for our services; contracts that are subject to public agency budget cycles, and often are subject to renewal on an annual basis; the often wide variation of the types and pricing terms of contracts from agency to agency; the difficulty of obtaining change orders and additions to contracts; and the requirement to perform periodic audits as a condition of certain contract arrangements.

Each year, client funding for some of our government contracts rely on government appropriations or public-supported financing. If adequate public funding is delayed or is not available, then we may not be able to realize all of our anticipated revenue and profits from such contracts, which could adversely affect our business, results of operations and financial condition.

A substantial portion of our revenue is derived from contracts with agencies and departments of state and local governments. Each year, client funding for some of our government contracts may directly or indirectly rely on government appropriations or public-supported financing. Legislatures may appropriate funds for a given project on a year-by-year basis, even though the project may take more than one year to perform. In addition, public-supported financing such as state and local municipal bonds may be only partially raised to support existing projects. Similarly, the impact of the economic downturn on state and local governments may make it more difficult for them to fund projects. In addition to the state of the economy and competing political priorities, public funds and the timing of payment of these funds may be influenced by, among other things, curtailments in the use of government contracting firms, increases in raw material costs, delays associated with insufficient numbers of government staff to oversee contracts, budget constraints, the timing and amount of tax receipts, and the overall level of government expenditures. If adequate public funding is not available or is delayed, then our profits and revenue could decline and we will not realize all of our potential revenue and profit from that contract.

We derive significant revenue and profit from contracts awarded through a competitive bidding process, which can impose substantial costs on us, and we will lose revenue and profit if we fail to compete effectively.

We derive significant revenue and profit from contracts that are awarded through a competitive bidding process. Competitive bidding imposes substantial costs and presents a number of risks, including the substantial cost and managerial time and effort that we spend to prepare bids and proposals; the need to estimate accurately the resources and costs that will be required to service any contracts we are awarded, sometimes in advance of the final determination of their full scope; the expense and delay that may arise if our competitors protest or challenge awards made to us pursuant to competitive bidding, as discussed below; and the opportunity cost of not bidding on and winning other contracts we may have otherwise pursued.

To the extent we engage in competitive bidding and are unable to win particular contracts, we not only incur substantial costs in the bidding process that negatively affect our operating results, but we may lose the opportunity to operate in the market for the services provided under those contracts for a number of years. Even if we win a particular contract through competitive bidding, our profit margins may be depressed or we may even suffer losses as a result of the costs incurred through the bidding process and the need to lower our prices to overcome competition.

Changes in elected or appointed officials could have a material adverse effect on our ability to retain an existing contract with or obtain additional contracts from a public agency.

Since the decision to retain our services is made by individuals, such as city managers, city councils and other elected or appointed officials, our business and financial results or condition could be adversely affected by the results of local and regional elections. A change in the individuals responsible for selecting consultants for and awarding contracts on behalf of a public agency (for example, due to an election) could adversely affect our ability to retain an existing contract with or obtain additional contracts from such public agency.

If our business partners fail to perform their contractual obligations on a project, we could be exposed to legal liability, loss of reputation and profit reduction or loss on the project.

We routinely enter into subcontracts and, occasionally, joint ventures, teaming arrangements, and other contractual arrangements so that we can jointly bid and perform on a particular project. Success under these arrangements depends in large part on whether our business partners fulfill their contractual obligations satisfactorily. In addition, when we operate through a joint venture in which we are a minority holder, we have limited control over many project decisions, including decisions related to the joint venture's internal controls, which may not be subject to the same internal control procedures that we employ. If these unaffiliated third parties do not fulfill their contract obligations, the partnerships or joint ventures may be unable to adequately perform and deliver their contracted services. Under these circumstances, we may be obligated to pay financial penalties, provide additional services to ensure the adequate performance and delivery of the contracted services, and may be jointly and severally liable for the other's actions or contract performance. These additional obligations could result in reduced profits and revenues or, in some cases, significant losses for us with respect to the joint venture, which could also affect our reputation in the industries we serve.

If our reports and opinions are not in compliance with professional standards and other regulations or without the appropriate disclaimers or in a misleading or incomplete manner, we could be subject to monetary damages and penalties.

We issue reports and opinions to clients based on our professional engineering expertise, as well as our other professional credentials. Our reports and opinions may need to comply with professional standards, licensing requirements, securities regulations, and other laws and rules governing the performance of professional services in the jurisdiction in which the services are performed. In addition, the reports and other work product we produce for clients sometimes include projections, forecasts and other forward-looking statements. Such information by its nature is subject to numerous risks and uncertainties, any of which could cause the information produced by us to ultimately prove inaccurate. While we include appropriate disclaimers in the reports that we prepare for our clients, once we produce such written work product, we do not always have the ability to control the manner in which our clients use such information. As a result, if our clients reproduce such information to solicit funds from investors for projects without appropriate disclaimers or the information proves to be incorrect, or if our clients reproduce such information for potential investors in a misleading or incomplete manner, our clients or such investors may threaten to or file suit against us for, among other things, securities law violations.

We may be required to pay liquidated damages if we fail to meet milestone requirements in our contracts.

We may be required to pay liquidated damages if we fail to meet milestone requirements in our contracts. Failure to meet any of the milestone requirements could result in additional costs, and the amount of such additional costs could exceed the projected profits on the project. These additional costs include liquidated damages paid under contractual penalty provisions, which can be substantial and can accrue on a regular basis.

Risks Related to Growth and Acquisitions

Acquisitions could disrupt our operations and adversely impact our business, results of operations and financial condition as a result of our failure to conduct due diligence effectively, or our inability to successfully integrate the acquiree. This could impede us from realizing all of the benefits of the acquisitions, which could weaken our results of operations.

A key part of our growth strategy is to acquire other companies that complement our lines of business, broaden our technical capabilities and/or expand our geographic presence. We expect to continue to acquire companies as an element of our growth strategy; however, our ability to make acquisitions may be restricted by our inability to incur additional indebtedness and/or make unpermitted acquisitions or investments under our Credit Agreement. Our acquisition strategy may divert management's attention away from our existing businesses, resulting in the loss of key clients or key employees, and expose us to unanticipated problems or legal liabilities, including responsibility as a successor-in-interest for undisclosed or contingent liabilities of acquired businesses or assets.

Acquisitions involve certain known and unknown risks that could cause our actual growth or operating results to differ from our expectations or the expectations of securities analysts. If we fail to conduct due diligence on our potential targets effectively, we may, for example, not identify problems at target companies, or fail to recognize incompatibilities or other obstacles to successful integration. Our inability to successfully integrate future acquisitions within the intended timeframes or at all could impede us from realizing all of the benefits of those acquisitions and could severely weaken our business operations. The integration process may disrupt our business and, if implemented ineffectively, may preclude realization of the full benefits expected by us and could harm our results of operations. In addition, the overall integration of the combining companies may result in unanticipated problems, expenses, liabilities and competitive responses and may cause our stock price to decline.

Even if the operations of an acquisition are integrated successfully, we may not realize the full benefits of the acquisition, including the synergies, cost savings or growth opportunities that we expect. These benefits may not be achieved within the anticipated time frame, or at all.

Further, acquisitions may cause us to issue common stock that would dilute our current stockholders' ownership percentage; use a substantial portion of our cash resources; increase our interest expense, leverage and debt service requirements (if we incur additional debt to pay for an acquisition); and assume liabilities, including environmental liabilities, for which we do not have indemnification from the former owners.

If we are not able to successfully manage our growth strategy, our business, results of operations and financial condition may be adversely affected.

Our expected future growth presents numerous managerial, administrative, operational, and other challenges. Our ability to manage the growth of our operations will require us to continue to improve our management information systems and our other internal systems and controls. In addition, our growth will increase our need to attract, develop, motivate, and retain both our management and professional employees. The inability to effectively manage our growth or the inability of our employees to achieve anticipated performance could have a material adverse effect on our business, results of operations and financial condition.

Moreover, our continued expansion into new states will increase our legal and regulatory risk. Our failure, or alleged failure, to comply with applicable laws and regulations in any new jurisdiction in which we operate, and ensuing inquiries or investigations by regulatory and enforcement authorities, may result in regulatory action, including suspension or revocation of one or more of our licenses, civil or criminal penalties or other disciplinary actions and restrictions on or suspension of some or all of our business operations. As a result, our business could suffer, our reputation could be harmed, one or more of our contracts with governmental or non-governmental entities could be terminated and we could be subject to additional legal risk. This could, in turn, increase the size and number of claims and damages asserted against us, subject us to additional regulatory investigations, enforcement actions or other proceedings or lead to increased regulatory or supervisory concerns. We cannot predict the timing or form of any current or future regulatory or law enforcement initiatives, and any such initiatives could have a material adverse effect on our business, results of operations and financial condition.

Our acquired businesses may underperform relative to our expectations.

We may not be able to maintain the levels of growth, revenue, earnings or operating efficiency that we and our acquired businesses have historically achieved or might achieve separately. The business and financial performance of an acquired business is subject to certain risks and uncertainties, including the risk of the loss of, or changes to, the acquired business's client relationships; the dependence of its business on a limited number of customers to generate substantially all of its revenue; the acquired business's reliance on subcontractors to meet its contractual obligations and the failure by such subcontractors to effectively perform their services in a timely manner; negative publicity or reputation from any prior investigations and settlements involving the acquired business; and reliance on the key personnel of the acquired business.

If our goodwill or other intangible assets become impaired, then our profits may be significantly reduced.

Because we have recently completed a number of acquisitions, goodwill and other intangible assets represent a substantial portion of our assets. Under generally accepted accounting principles in the United States, we are required to perform a goodwill impairment test for potential impairment at least on an annual basis. We also assess the recoverability of the unamortized balance of our intangible assets when indications of impairment are present based on expected future profitability and undiscounted expected cash flows and their contribution to our overall operations. The goodwill impairment test requires us to determine the fair value of our reporting units, which are the components at or one level below our reportable segments. In determining fair value, we make significant judgments and estimates, including assumptions about our strategic plans with regard to our operations. We also analyze current economic indicators and market valuations to help determine fair value. To the extent economic conditions that would impact the future operations of our reporting units change, our goodwill may be deemed to be impaired, and we would be required to record a non-cash charge that could result in a material adverse effect on our business, results of operations and financial condition. We had no goodwill impairment in fiscal years 2022, 2021, or 2020.

Risks Related to Our Regulatory Environment

We are subject to various routine and non-routine governmental reviews, audits and investigations, and unfavorable government audit results could force us to adjust previously reported operating results, could affect future operating results, could subject us to a variety of penalties and sanctions, and could result in harm to our reputation.

Government departments and agencies and their representatives may audit and review our contract performance, pricing practices, cost structure, financial capability and compliance with applicable laws, rules and regulations. Audits could raise issues that have significant adverse effects, including, among other things, substantial adjustments to our previously reported operating results and substantial effects on future operating results. Historically, we have not experienced significant disallowed costs as a result of government audits. However, we can provide no assurance that government audits will not result in material disallowances for incurred costs in the future. In addition, we must also comply with other government regulations related to employment practices, environmental protection, health and safety, tax, accounting, and anti-fraud measures, as well as many other regulations in order to maintain our government contractor status. These laws and regulations affect how we do business with our clients and, in some instances, impose additional costs on our business operations. Although we take precautions to prevent and deter fraud, misconduct, and non-compliance, we face the risk that our employees or outside partners may engage in misconduct, fraud, or other improper activities. If a government audit, review or investigation uncovers improper or illegal activities, we may be subject to civil and criminal penalties and administrative sanctions, including termination of contracts, repayment of amounts already received under contracts, forfeiture of profits, suspension of payments, fines and suspension or debarment from doing business with federal and state and local government agencies and departments, any of which could adversely affect our reputation, our business, results of operations and financial condition, and/or the value of our stock. We may also lose business if we are found not to be sufficiently able to meet ongoing cash flow and financial obligations on a timely basis. In addition, we could suffer serious harm to our reputation and our stock price could decline if allegations of impropriety are made against us, whether true or not.

Legislation, policy, rules or regulations may be enacted that limit or change the ability of state, regional or local agencies to contract for our privatized services. Such changes would affect our ability to obtain new contracts and may decrease the demand for our services.

Legislation is proposed periodically, particularly in the states of New York and California, that attempts to limit the ability of governmental agencies to contract with private consultants to provide services. Should such changes occur and be upheld, demand for our services may be materially adversely affected. While attempts at such legislation have failed in the past, such measures could be adopted in the future.

Changes in energy, environmental, or infrastructure industry laws, regulations, and programs could directly or indirectly reduce the demand for our services, which could in turn negatively impact our revenue.

Some of our services are directly or indirectly impacted by changes in U.S. federal, state, or local laws and regulations pertaining to the energy, environmental, and infrastructure industries. Accordingly, a relaxation or repeal of these laws and regulations, or changes in governmental policies regarding the funding, implementation or enforcement of these programs, could result in a decline in demand for our services, which could in turn negatively impact our revenue.

Corporate responsibility, specifically related to environmental, social and governance ("ESG") matters, may impose additional costs and expose us to new risks.

Public ESG and sustainability reporting is becoming more broadly expected by investors, shareholders, and other stakeholders. Certain organizations that provide corporate governance and other corporate risk information to investors and shareholders have developed, and others may in the future develop, scores and ratings to evaluate companies and investment funds based upon ESG or "sustainability" metrics. Many investment funds focus on positive ESG business practices and sustainability scores when making investments and may consider a company's ESG or sustainability scores as a reputational or other factor in making an investment decision. In addition, investors, particularly institutional investors, use these scores to benchmark companies against their peers and if a company is perceived as lagging, these investors may engage with such company to improve ESG disclosure or performance and may also make voting decisions, or take other actions, to hold these companies and their boards of directors accountable. Board diversity is an ESG topic that is, in particular, receiving heightened attention by investors, shareholders, lawmakers and listing exchanges. Certain states, including California where we maintain our principal executive offices, have passed laws requiring companies to meet certain gender and ethnic diversity requirements on their boards of directors. If we are unable to recruit, attract and/or retain qualified members of our board of directors to maintain compliance with the diversity requirements of this California mandate within the prescribed timelines, we could be exposed to financial penalties. We may also face reputational damage in the event our corporate responsibility initiatives or objectives, including with respect to board diversity, do not meet the standards set by our investors, shareholders, lawmakers, listing exchanges or other constituencies, or if we are unable to achieve an acceptable ESG or sustainability rating from third party rating services. A low ESG or sustainability rating by a third-party rating service could also result in the exclusion of our common stock from consideration by certain investors who may elect to invest with our competition instead. Ongoing focus on corporate responsibility matters by investors and other parties as described above may impose additional costs or expose us to new risks

General Risk Factors

Our bylaws, our certificate of incorporation and Delaware law contain provisions that could discourage another company from acquiring us and may prevent attempts by our stockholders to replace or remove our current management.

Provisions of our bylaws, our certificate of incorporation and Delaware law may discourage, delay or prevent a merger or acquisition that stockholders may consider favorable, including transactions in which our stockholders might otherwise receive a premium for their shares. In addition, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace or remove our board of directors. These provisions include eliminating the ability of stockholders to call special meetings of stockholders; requiring at least a supermajority vote of the outstanding shares of our common stock for stockholders to amend our bylaws or certain provisions of our certificate of incorporation; not providing for cumulative voting in the election of directors, prohibiting stockholder action by written consent; establishing advance notice procedure for stockholders to make nominations of candidates for election as directors, or bring other business before an annual or special meeting of the stockholders; and authorizing the Board of Directors to issue "blank check" preferred stock or authorized but unissued shares of common stock without stockholder approval.

In addition, we are subject to Section 203 of the Delaware General Corporation Law. In general, subject to some exceptions, Section 203 prohibits a Delaware corporation from engaging in any business combination with any "interested stockholder" (which is generally defined as an entity or person who, together with the person's affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation), for a three-year period following the date that the stockholder became an interested stockholder. Section 203 could have the effect of delaying, deferring or preventing a change in control that our stockholders might consider to be in their best interests.

Together, these charter and statutory provisions could make the removal of management more difficult and may discourage transactions that otherwise could involve payment of a premium over prevailing market prices for our common stock. The existence of the foregoing provisions and anti-takeover measures could limit the price that investors might be willing to pay in the future for shares of our common stock. They could also deter potential acquirers of our company, thereby potentially reducing the likelihood that our stockholders could receive a premium for their common stock in an acquisition.

Cyber security breaches or other systems and information technology interruption could result in liability, harm our reputation and impact our ability to operate.

We rely heavily on computer, information, and communications technology and systems to operate. We store and process increasingly large amounts of confidential information concerning our employees, customers, contractors and vendors. We must ensure that we are at all times compliant with various privacy laws, rules, and regulations. The risk of failing to comply with these laws, rules, and regulations increases as we continue to expand. We also rely in part on third-party software and information technology vendors to run certain parts of our information technology systems. We must ensure that all of our vendors who have access to our information also have the appropriate privacy policies, procedures and protections in place.

In the ordinary course of business, we have been targeted by malicious cyber-attacks. Cybersecurity attacks in particular are evolving, and we face the constant risk of cybersecurity threats, including, among other things, computer viruses, malicious code, attacks by computer hackers, organized cyber-attacks, and other electronic security breaches that could lead to disruptions in critical systems, unauthorized release of confidential or otherwise protected information and/or corruption of data.

If we experience system interruptions and delays from cybersecurity attacks or otherwise, such as from natural disasters, telecommunications failures, acts of war or terrorism, and similar events or disruptions, it could suspend or stop our operations, and could have a material adverse effect on our business, results of operations and financial condition, and could negatively impact our clients. Further, improper disclosure of confidential information of our employees, customers, contractors and vendors could harm our reputation and subject us to liability.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

Our corporate headquarters is located at 2401 East Katella Avenue, Anaheim, California, where we lease approximately 18,000 square feet of office space. In addition, we lease office space in 50 other locations nationwide, principally in California and New York, and also have one office in Canada. In total, our facilities contain approximately 255,000 square feet of office space and are subject to leases that expire through 2027. We rent a small portion of this total space on a month-to-month basis. We believe that our existing facilities are adequate to meet current requirements and that suitable additional or substitute space will be available as needed to accommodate any expansion of operations and for additional offices.

ITEM 3. LEGAL PROCEEDINGS

We are subject to claims and lawsuits from time to time, including those alleging professional errors or omissions that arise in the ordinary course of business against firms that operate in the engineering and consulting professions. We carry professional liability insurance, subject to certain deductibles and policy limits, for such claims as they arise and may from time to time establish reserves for litigation that is considered probable of a loss.

In accordance with accounting standards regarding loss contingencies, we accrue an undiscounted liability for those contingencies where the incurrence of a loss is probable and the amount can be reasonably estimated, and we disclose the amount accrued and an estimate of any reasonably possible loss in excess of the amount accrued, if such disclosure is necessary for our financial statements not to be misleading. We do not accrue liabilities when the likelihood that the liability has been incurred is probable but the amount cannot be reasonably estimated, or when the liability is believed to be only reasonably possible or remote.

Because litigation outcomes are inherently unpredictable, our evaluation of legal proceedings often involves a series of complex assessments by management about future events and can rely heavily on estimates and assumptions. If the assessments indicate that loss contingencies that could be material to any one of our financial statements are not probable, but are reasonably possible, or are probable, but cannot be estimated, then we disclose the nature of the loss contingencies, together with an estimate of the possible loss or a statement that such loss is not reasonably estimable. While the consequences of certain unresolved proceedings are not presently determinable, and a reasonable estimate of the probable and reasonably possible loss or range of loss in excess of amounts accrued for such proceedings cannot be made, an adverse outcome from such proceedings could have a material adverse effect on our earnings in any given reporting period. However, in the opinion of our management, after consulting with legal counsel, and taking into account insurance coverage, the ultimate liability related to current outstanding claims and lawsuits is not expected to have a material adverse effect on our financial statements.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information for Common Stock

Since November 21, 2006, the common stock of Willdan Group, Inc. has been listed and traded on the Nasdaq Global Market under the symbol "WLDN".

Stockholders

As of March 8, 2023, there were 158 stockholders of record of our common stock. This number does not include persons who hold our common stock in nominee or "street name" accounts through brokers or banks.

Dividends

We did not declare or pay cash dividends on our common stock in fiscal years 2022, 2021, or 2020.

We currently expect to retain all available funds and future earnings, if any, for use in the operation and growth of our business and do not anticipate paying any cash dividends in the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors, subject to compliance with applicable law and any contractual provisions, including under the Credit Agreement and agreements governing any additional indebtedness we may incur in the future, that restrict or limit our ability to pay dividends, and will depend upon, among other factors, our results of operations, financial condition, earnings, capital requirements and other factors that our board of directors deems relevant. Because we are a holding company, our ability to pay dividends depends on our receipt of cash dividends from our operating subsidiaries, which may further restrict our ability to pay dividends as a result of the laws of their jurisdiction of organization, agreements of our subsidiaries or covenants under our existing or future indebtedness.

Performance Graph

The following graph compares the 5-year cumulative total stockholder return of our common stock with the cumulative total return of the Nasdaq Composite and a customized peer group. The companies included in our customized peer group represent our definitive Proxy peer group which is reviewed annually and revised as necessary. The customized peer group consists of American Superconductor Corporation, Atlas Technical Consultants, Inc., Bowman Consulting Group Ltd., C3.ai, Inc., Charah Solutions, Inc., Exponent, Inc., FTC Solar, Inc., ICF International, Inc., Limbach Holdings, Inc., Montrose Environmental Group, Inc., NV5 Global, Inc., Orion Energy Systems, Inc., RCM Technologies, Inc., Resource Connection, Inc., and Stem, Inc. The old peer group consists of Ameresco, Inc., Charah Solutions, Inc., Cypress Environmental Partners LP, Exponent, Inc., Hill International, Inc., Limbach Holdings, Inc., NV5 Global, Inc., RCM Technologies, Inc., and Resources Connection, Inc.

The peer group investment is weighted by market capitalization as of December 29, 2017 and is adjusted monthly. An investment of $100, with reinvestment of all dividends, is assumed to have been made in our common stock, in the peer group, and in the Nasdaq Composite on December 29, 2017, and the relative performance of each is tracked through and including December 30, 2022. The stock price performance shown in the graph is not necessarily indicative of future stock price performance.



Comparison of 5 Year Cumulative Total Return
Assumes Initial Investment of $100
December 2022

Recent Sales of Unregistered Securities

None.

Issuer Repurchases of Equity Securities

During the fiscal quarter ended December 30, 2022, we made the following repurchases of shares of our common stock from employees to satisfy tax withholding obligations incurred in connection with the vesting of restricted stock:

	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares That May Yet be Purchased Under the Plans or Programs
October 1, 2022 – October 28, 2022	2,036	$14.26	—	—
October 29, 2022 – November 25, 2022	305	$16.70	—	—
November 26, 2022 – December 30, 2022 . . .	—	—	—	—
TOTAL	**2,341**	**$14.58**	**—**	**—**

ITEM 6. [RESERVED]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Our Company

We are a provider of professional, technical and consulting services to utilities, private industry, and public agencies at all levels of government. As resource and infrastructure needs undergo continuous change, we help organizations and their communities evolve and thrive by providing a wide range of technical services for energy solutions, greenhouse gas reduction, and government infrastructure. Through engineering, program management, policy advisory, and software and data management, we plan, design and deliver trusted, comprehensive, innovative, and proven solutions to improve efficiency, resiliency, and sustainability in energy and infrastructure to our clients.

Our broad portfolio of services operates within two financial reporting segments: (1) Energy and (2) Engineering and Consulting. The interfaces and synergies between these segments are important elements of our strategy to design and deliver trusted, comprehensive, innovative, and proven solutions and services for our customers.

Our Energy segment provides specialized, innovative, comprehensive energy solutions to businesses, utilities, state agencies, municipalities, and non-profit organizations in the U.S. Our experienced engineers, consultants, and staff help our clients realize cost and energy savings by tailoring efficient and cost-effective solutions to assist in optimizing energy spend. Our energy efficiency services include comprehensive audit and surveys, program design, master planning, demand reduction, grid optimization, benchmarking analyses, design engineering, construction management, performance contracting, installation, alternative financing, measurement and verification services, and advances in software and data analytics for long-term planning.

Our Engineering and Consulting segment provides civil engineering-related construction management, building and safety, city engineering office management, city planning, civil design, geotechnical, material testing and other engineering consulting services to our clients. Our engineering services include traffic, bridges, rail, port, water, mining and other civil engineering projects. We also provide economic and financial consulting to public agencies. Lastly, we supplement the engineering services that we offer our clients by offering expertise and support for the various financing techniques public agencies utilize to finance their operations and infrastructure. We also support the mandated reporting and other requirements associated with these financings. We provide financial advisory services for municipal securities but do not provide underwriting services.

Results of Operations

Summary Comparison of 2022, 2021, and 2020

The following table sets forth, for the periods indicated, certain information derived from our consolidated statements of comprehensive income[1]:

	Fiscal Year					
	2022		**2021**		**2020**	
	(in thousands, except percentages)					
Contract revenue	$ 429,138	100.0 %	$ 353,755	100.0 %	$ 390,980	100.0 %
Direct costs of contract revenue:						
Salaries and wages	82,972	19.3	65,648	18.6	65,149	16.7
Subcontractor services and other direct costs	202,587	47.2	152,233	43.0	196,438	50.2
Total direct costs of contract revenue	285,559	66.5	217,881	61.6	261,587	66.9
Gross profit	143,579	33.5	135,874	38.4	129,393	33.1
General and administrative expenses:						
Salaries and wages, payroll taxes and employee benefits	81,801	19.1	73,812	20.9	71,229	18.2
Facilities and facilities related	9,287	2.2	9,896	2.8	10,481	2.7
Stock-based compensation	8,373	2.0	16,563	4.7	16,113	4.1
Depreciation and amortization	17,489	4.1	17,146	4.8	18,743	4.8
Other	33,692	7.9	27,148	7.7	29,054	7.4
Total general and administrative expenses	150,642	35.1	144,565	40.9	145,620	37.2
Income (loss) from operations	(7,063)	(1.6)	(8,691)	(2.5)	(16,227)	(4.2)
Other income (expense):						
Interest expense	(5,328)	(1.2)	(3,869)	(1.1)	(5,068)	(1.3)
Other, net	939	0.2	156	0.0	1,626	0.4
Total other income (expense)	(4,389)	(1.0)	(3,713)	(1.0)	(3,442)	(0.9)
Income (Loss) before income tax expense	(11,452)	(2.7)	(12,404)	(3.5)	(19,669)	(5.0)
Income tax expense (benefit)	(3,004)	(0.7)	(3,987)	(1.1)	(5,173)	(1.3)
Net income (loss)	$ (8,448)	(2.0)	$ (8,417)	(2.4)	$ (14,496)	(3.7)

[1] Percentages are expressed as a percentage of contract revenue and may not total due to rounding.

The following tables provides information about disaggregated revenue of our two segments, Energy and Engineering and Consulting by contract type, client type, and geographical region:

	2022					
	Energy		Engineering and Consulting		Total	
	(in thousands, except percentage)					
Contract Type						
Time-and-materials	$	32,491	$	53,584	$	86,075
Unit-based		180,509		14,296		194,805
Fixed price		144,460		3,798		148,258
Total [1]	$	357,460	$	71,678	$	429,138
Client Type						
Commercial	$	29,782	$	5,566	$	35,348
Government		126,494		65,969		192,463
Utilities		201,184		143		201,327
Total [1]	$	357,460	$	71,678	$	429,138
Geography [1]						
Domestic	$	357,460	$	71,678	$	429,138

	2021					
	Energy		Engineering and Consulting		Total	
	(in thousands, except percentage)					
Contract Type						
Time-and-materials	$	34,004	$	52,209	$	86,213
Unit-based		180,311		10,688		190,999
Fixed price		72,069		4,474		76,543
Total [1]	$	286,384	$	67,371	$	353,755
Client Type						
Commercial	$	24,541	$	5,323	$	29,864
Government		65,249		61,899		127,148
Utilities		196,594		149		196,743
Total [1]	$	286,384	$	67,371	$	353,755
Geography [1]						
Domestic	$	286,384	$	67,371	$	353,755

	2020					
	Energy		Engineering and Consulting		Total	
	(in thousands, except percentage)					
Contract Type						
Time-and-materials	$	47,912	$	53,840	$	101,752
Unit-based		170,991		9,195		180,186
Fixed price		105,275		3,767		109,042
Total [1]	$	324,178	$	66,802	$	390,980
Client Type						
Commercial	$	36,212	$	5,155	$	41,367
Government		93,821		61,412		155,233
Utilities		194,145		235		194,380
Total [1]	$	324,178	$	66,802	$	390,980
Geography [1]						
Domestic	$	324,178	$	66,802	$	390,980

[1] Revenue from our Canadian operations were not material for fiscal years 2022, 2021, and 2020.

Fiscal Year 2022 Compared to Fiscal Year 2021

Contract revenue. Consolidated contract revenue increased $75.4 million, or 21.3%, in fiscal year 2022 compared to fiscal year 2021, primarily due to incremental revenues in our Energy segment generated from new governmental construction-management and design-build projects, combined with incremental revenues from the resumption of projects that had been suspended in fiscal year 2021 due to the Covid-19 pandemic, and increased governmental revenues in our Engineering and Consulting segment, partially offset by lower software licensing revenue.

Contract revenue in our Energy segment increased $71.1 million, or 24.8%, in fiscal year 2022 compared to fiscal year 2021, primarily as a result of incremental revenues from new governmental construction-management and design-build projects, combined with incremental revenues from the resumption of projects that had been suspended in fiscal year 2021 due to the Covid-19 pandemic, partially offset by lower software licensing revenue.

Contract revenue in our Engineering and Consulting segment increased $4.3 million, or 6.4%, in fiscal year 2022 compared to fiscal year 2021, primarily due to increased demand for services provided to our governmental clients.

Direct costs of contract revenue. Direct costs of consolidated contract revenue increased $67.7 million, or 31.1%, in fiscal year 2022 compared to fiscal year 2021, primarily due to increases in our contract revenues in our Energy segment as described above as well as the ramping up of new projects for which we saw higher project startup costs relative to the revenue recognized.

Direct costs of contract revenue in our Energy segment increased $67.3 million, or 36.5%, in fiscal year 2022 compared to fiscal year 2021, primarily as a result of the reasons described above. Direct costs of contract revenue for the Engineering and Consulting segment increased $0.4 million, or 1.2%, for the fiscal year 2022 compared to fiscal year 2021.

Subcontractor services and other direct costs increased by $50.4 million, or 33.1%, and salaries and wages increased by $17.3 million, or 26.4%, in fiscal year 2022 compared to fiscal year 2021, primarily due to the increases in contract revenues as described above combined with changes in the mix of those contract revenues to those which contain a higher percentage of material costs and installation subcontracting and lower percentage of labor costs, as well as the ramping up of new projects for which we saw higher project startup costs relative to the revenue recognized.

Gross Profit. Gross profit increased 5.7% to $143.6 million, or a 33.5% gross margin, for fiscal year 2022 compared to $135.9 million, or a 38.4% gross margin for fiscal year 2021. The decrease in gross margin percentage was primarily driven by changes in the mix of revenues as described above, combined with a reduction in software licensing revenues and the ramping up of new projects for which we saw higher project startup costs relative to the revenue recognized.

General and administrative expenses. General and administrative ("G&A") expenses increased by $6.1 million, or 4.2%, in fiscal year 2022 compared to fiscal year 2021. The increase in G&A expenses consisted of an increase of $9.2 million in the Energy segment combined with an increase of $2.3 million in the Engineering and Consulting segment, partially offset by a decrease of $5.4 million in unallocated corporate expenses. The increase in G&A expenses was primarily attributed to higher salaries and wages, payroll taxes and employee benefits, increased contingent consideration expense related to prior acquisitions, and higher computer-related expenses, partially offset by lower stock-based compensation expenses.

Within G&A expenses, the increase of $8.0 million in salaries and wages, payroll taxes and employee benefits combined with the increase of $6.5 million in other general and administrative expenses was partially offset by a decrease of $8.2 million in stock-based compensation and a decrease of $0.6 million in facilities and facility related expenses. The increase in salaries and wages, payroll taxes and employee benefits was primarily due to increases in personnel. The increase in other general and administrative expenses was primarily due to increased contingent consideration expense related to prior acquisitions, higher computer-related expenses and higher professional service fees. The decrease in stock-based compensation expenses was primarily related to previously awarded stock grants reaching the end of their corresponding vesting periods. The decrease in facilities and facility related expenses was due to satisfied facility leases that were not renewed. Depreciation and amortization was relatively flat for the fiscal year 2022 compared to fiscal year 2021.

Income (loss) from operations. Operating loss was $7.1 million for fiscal year 2022, compared to an operating loss of $8.7 million for fiscal year 2021, as a result of the factors noted above. As a percentage of contract revenue, the operating loss improved to 1.6% for fiscal year 2022 from an operating loss of 2.5% for fiscal year 2021.

Total other expense, net. Total other expense, net, was $4.4 million for fiscal year 2022 compared to $3.7 million for fiscal year 2021. The increase in total other expense, net is primarily due to higher interest expense as a result of higher variable interest rates under our credit facilities, partially offset by income from indemnification agreements.

Income tax expense (benefit). We recorded an income tax benefit of $3.0 million for fiscal year 2022 compared to a tax benefit of $4.0 million for fiscal year 2021. The decrease in the income tax benefit is primarily attributable to the lower loss before income tax expense, the non-recurrence tax benefits provided by the Coronavirus Aid, Relief, and Economic Security Act of 2020 ("CARES Act"), and various tax deductions and tax credits.

Net income (loss). Our net loss was relatively flat for fiscal year 2022, compared to fiscal year 2021, as a result of the factors described above.

Fiscal Year 2021 Compared to Fiscal Year 2020

Contract revenue. Consolidated contract revenue decreased $37.2 million, or 9.5%, in fiscal year 2021 compared to fiscal year 2020, primarily due to decreased contract revenues from our construction management activities in our Energy segment and the impact of having one fewer week in fiscal year 2021 as compared to fiscal year 2020, partially offset by increased planning and advisory contract revenues including software licensing. Contract revenue related to Energy segment construction management projects decreased as a result of the completion of a number of Energy segment projects and delays in the start-up of construction of new Energy segment projects.

Contract revenue in our Energy segment decreased $37.8 million, or 11.7%, in fiscal year 2021 compared to fiscal year 2020, primarily as a result of decreased contract revenues from construction management activities as described above and the impact of having one fewer week in fiscal year 2021 as compared to fiscal year 2020, partially offset by increased planning and advisory contract revenues including software licensing.

Contract revenue in our Engineering and Consulting segment was relatively flat in fiscal year 2021 compared to fiscal year 2020.

Direct costs of contract revenue. Direct costs of consolidated contract revenue decreased $43.7 million, or 16.7%, in fiscal year 2021 compared to fiscal year 2020, primarily as a result of decreased construction management activities in our Energy segment and the impact of having one fewer week in fiscal year 2021 as compared to fiscal year 2020.

Direct cost of contract revenue in our Energy segment decreased $41.0 million, or 18.2%, in fiscal year 2021 compared to fiscal year 2020, primarily as a result of the reasons described above. Direct costs of contract revenue for the Engineering and Consulting segment decreased $2.7 million, or 7.4%, for the fiscal year 2021 compared to fiscal year 2020, primarily due to a reduction in scope of work from one of our customers combined with the impact of having one fewer week in fiscal year 2021 as compared to fiscal year 2020.

Salaries and wages were relatively flat in fiscal year 2021 compared to the fiscal year 2020. Subcontractor services and other direct costs decreased $44.2 million, or 22.5%, in fiscal year 2021 compared to fiscal year 2020, primarily due to the decrease in construction management activities.

As a percentage of contract revenue, salaries and wages increased to 18.6% of contract revenue for fiscal year 2021 from 16.7% for fiscal year 2020 and subcontractor services and other direct costs decreased to 43.0% of contract revenue for fiscal year 2021 from 50.2% of contract revenue for the fiscal year 2020, for the reasons noted above.

Gross Profit. Gross profit increased 5.0% to $135.9 million, or 38.4% gross margin, for fiscal 2021 compared to $129.4 million, or a 33.1% gross margin for fiscal 2020. The increase in our gross margin was primarily driven by changes in the mix of revenues resulting from the reduction in construction management services which have a relatively lower gross margin profile due to their relatively higher content of pass-through subcontractor and materials costs.

General and administrative expenses. G&A expenses decreased by $1.1 million, or 0.7%, in the fiscal year 2021 compared to the fiscal year 2020. The decrease in G&A expenses consisted of a decrease of $2.6 million in the Energy segment combined with a decrease of $1.7 million in the unallocated corporate expenses, partially offset by an increase of $3.3 million in the Engineering and Consulting segment. The decrease in G&A expenses in the Energy segment and unallocated corporate expenses was primarily attributed to lower amortization of intangibles combined with lower other general and administrative expenses, partially offset by higher wage and related benefit costs. The increase in G&A expenses in the Engineering and Consulting segment was primarily attributed to higher wage and related benefit costs. The increase in wage and related benefit costs was primarily attributed to having restored wage reductions taken during our second quarter of fiscal 2020 aimed at preserving liquidity as a result of the Covid-19 pandemic.

Within G&A expenses, the increase of $2.6 million for salaries and wages, payroll taxes and employee benefits, combined with the increase of $0.5 million in stock-based compensation was offset by the decrease of $0.6 million in facilities and facility related expenses, combined with the decrease of $1.6 million in depreciation and amortization and the decrease of $1.9 million in other general and administrative expenses.

The increase in salaries and wages, payroll taxes and employee benefits was primarily attributable to having restored, during our third quarter of fiscal year 2020, certain actions taken during the second quarter of our fiscal year 2020 aimed at preserving liquidity in the early stages of the Covid-19 pandemic, such as a temporary cash wage reduction for salaried employees, as well as instituting a reduction in workforce, primarily through unpaid furloughs. The increase in stock-based compensation expenses was primarily related to new stock grants to current employees and executives. The decrease in facilities and facilities related expenses was attributed to satisfied facility leases that were not renewed. The decrease in depreciation and amortization was primarily related to lower amortization of intangible assets derived from prior acquisitions. The decrease in other general and administrative expenses was primarily related to decreased earn-out expenses, partially offset by increases in professional services combined with increases in computer-related expenses.

Income (loss) from operations. Operating loss was $8.7 million for fiscal 2021, compared to a loss of $16.2 million for fiscal 2020, as a result of the factors noted above. As a percentage of contract revenue, the operating loss was 2.5% for fiscal 2021 compared to an operating loss of 4.2% for fiscal 2020. The increase in operating margin was attributable to increased gross profit combined with lower G&A expenses.

Total other expense, net. Total other expense, net, was $3.7 million for fiscal 2021 compared to $3.4 million for fiscal 2020. The increase in total other expense, net is primarily due to lower interest income partially offset by lower interest expense as a result of lower borrowings under our credit facilities and the impact of having one fewer week in fiscal year 2021 as compared to fiscal year 2020.

Income tax expense (benefit). We recorded an income tax benefit of $4.0 million for fiscal year 2021 compared to a tax benefit of $5.2 million for fiscal year 2020. The decrease in the income tax benefit is primarily attributable to the increase in valuation allowance recorded against certain state-specific deferred tax assets combined with a reduction in energy efficiency deductions, partially offset by additional tax benefits related to the net operating loss carryback provision of the CARES Act.

Net income (loss). Our net loss was $8.4 million for fiscal 2021, as compared to a net loss of $14.5 million for fiscal 2020. The reduction in our net loss was primarily driven by increased gross profit margins combined with lower operating expenses.

Liquidity and Capital Resources

	Fiscal Year		
	2022	**2021**	**2020**
	(in thousands)		
Net cash provided by (used in):			
Operating activities	$ 9,433	$ 9,803	$ 47,025
Investing activities	(9,527)	(8,454)	(5,059)
Financing activities	8,358	(18,533)	(19,013)
Net increase (decrease) in cash and cash equivalents	$ 8,264	$ (17,184)	$ 22,953

Sources of Cash

Our primary sources of liquidity for the next 12 months and beyond are our cash and cash equivalents and borrowings under our secured revolving facility under the Credit Agreement (the "Revolving Credit Facility"). We believe that our cash and cash equivalents, cash generated by operating activities, and available borrowings under our Revolving Credit Facility will be sufficient to finance our operating activities for at least the next 12 months. A recent amendment to our Revolving Credit Facility limits our borrowing capacity under our Revolving Credit Facility to no more than $10.0 million at any time during the period from November 1, 2022 through the date on which financial statements and compliance documents have been received by the administrative agent under the Credit Agreement for the fiscal quarter ending March 31, 2023, as described in Part II, Item 8, Note 5, "*Debt Obligations"*, of the Notes to Consolidated Financial Statements included in this Annual Report on Form 10-K. As of December 30, 2022, we had not borrowed under the Revolving Credit Facility, and we were in compliance with the covenants contained in the Credit Agreement. Our access to the Revolving Credit Facility may continue to be restricted if we do not achieve the specified leverage and fixed charge coverage ratios prescribed under our Credit Agreement for the fiscal quarter ending in March 2023.

As of December 30, 2022, we had fully drawn the $100 million secured term A loan with $65.0 million outstanding (the "Term A Loan" and, collectively with the Revolving Credit Facility and the Delayed Draw Term Loan, the "Credit Facilities"), a $50.0 million Revolving Credit Facility with no borrowed amounts outstanding and $4.1 million in letters of credit issued, and a fully drawn $50.0 million Delayed Draw Term Loan with $41.0 million outstanding, each scheduled to mature on June 26, 2024. In addition, as of December 30, 2022, we had $8.8 million of cash and cash equivalents.

As of December 30, 2022, borrowings under our Credit Facilities, exclusive of the effects of upfront fees, undrawn fees and issuance cost amortization, bore interest at 8.3%. See Part II, Item 8, Note 5, "*Debt Obligations"*, of the Notes to Consolidated Financial Statements included in this Annual Report on Form 10-K, for information regarding our indebtedness, including information about new borrowings and repayments, principal repayment terms, interest rates, covenants, and other key terms of our outstanding indebtedness.

Cash Flows from Operating Activities

Cash flows provided by operating activities were $9.4 million, $9.8 million, and $47.0 million for fiscal years 2022, 2021, and 2020, respectively. Cash flow from operating activities primarily consists of net income, adjusted for non-cash charges, such as depreciation and amortization and stock-based compensation, plus or minus changes in current operating assets and liabilities. Cash flows provided by operating activities for fiscal year 2022 were unfavorably impacted by higher working capital requirements required to support the increase in contract revenues. Cash flows provided by operating activities for fiscal year 2021 resulted primarily from the changing mix of revenues, partially offset by increased demand for working capital related to the resumption of our utility programs that were suspended in 2020 and start-up costs associated with certain new contract awards. Cash flows provided by operating activities for fiscal year 2020 resulted primarily as a result of improvements in cash collections, reductions in working capital requirements as a result of the reduction of revenues from the suspension of our small business energy programs, and incremental operating cash flow from our acquisitions of E3, Inc. and Onsite Energy.

Cash Flows from Investing Activities

Cash flows used in investing activities were $9.5 million, $8.5 million and $5.1 million for fiscal years 2022, 2021, and 2020, respectively. Cash flows used in investing activities for fiscal year 2022 were primarily due to cash paid for the development of software and the purchase of computers and other equipment. Cash flows used in investing activities for fiscal year 2021 were primarily due to cash paid for software development cost and the purchase of computers and other equipment. Cash flows used in investing activities for fiscal year 2020 were primarily due to cash paid for the purchase of computers and other equipment, the enhancement of internal operating software, and leasehold improvements.

Cash Flows from Financing Activities

Cash flows provided by financing activities was $8.4 million in fiscal year 2022 compared to cash flows used in financing activities of $18.5 million, and $19.0 million for fiscal years 2021, and 2020, respectively. Cash flows provided by financing activities for fiscal year 2022 were primarily attributable to borrowings of $20.0 million under our Delayed Draw Term Loan, $10.7 million in receipt of restricted cash, $3.0 million in proceeds from sales of common stock under our employee stock purchase plan, and $1.7 million proceeds from notes payable, partially offset by repayments of $13.0 million under our Term A Loan, combined with payments of $10.2 million for contingent consideration related to prior acquisitions, $1.9 million payments on notes payable, and $1.1 million principal payments on finance leases. Cash flows used in financing activities for fiscal year 2021 were primarily attributable to principal repayments of $13.0 million under our Term A Loan and Revolving Credit Facility, increases of $6.6 million for contingent consideration related to prior acquisitions, payments of taxes on stock grants of $3.1 million, payments on notes payable of $1.9 million, partially offset by $2.7 million in proceeds from sales of common stock under our employee stock purchase plan and $1.9 million in proceeds from stock option exercise. Cash flows used in financing activities for fiscal year 2020 were primarily attributable to repayments of $42.0 million under our Term A Loan and revolving line of credit, a payment of $2.9 million in employee payroll taxes related to the vesting of performance-based restricted stock units, and payments of $1.4 million for contingent consideration related to prior acquisitions, partially offset by $24.0 million of borrowings under our Revolving Credit Facility.

Under certain utility contracts, we periodically receive cash deposits to be held in trust for the payment of energy incentive rebates to be sent directly to the utility's end-customer on behalf of the utility. We act solely as the utility's agent to distribute these funds to the end-customer and, accordingly, we classify these contractually restricted funds as restricted cash. Because these funds are held in trust for pass through to the utility's customers and have no impact on our working capital or operating cash flows, these cash receipts are presented in the consolidated statement of cash flows as financing cash inflows, "Receipt of restricted cash", with the subsequent payments classified as financing cash outflows, "Payment of restricted cash.".

Off-Balance Sheet Arrangements

We do not have any off-balance sheet financing arrangements or liabilities. In addition, our policy is not to enter into futures or forward contracts. Finally, we do not have any majority-owned subsidiaries or any interests in, or relationships with, any special-purpose entities that are not included in the consolidated financial statements. We have, however, an administrative services agreement with Genesys in which we provide Genesys with ongoing administrative, operational and other non-professional support services. We manage Genesys and have the power to direct the activities that most significantly impact Genesys' performance, in addition to being obligated to absorb expected losses from Genesys. Accordingly, we are the primary beneficiary of Genesys and consolidate Genesys as a variable interest entity.

Short and Long-term Uses of Cash

General

Our principal uses of cash are to fund operating expenses, support working capital requirements, finance capital expenditures, and pay down outstanding debt. From time to time, we also use cash to help fund business acquisitions. Our cash and cash equivalents are impacted by the timing of when we are paid by our customers for services rendered and when we pay expenses as reflected in the change in our outstanding accounts payable and accrued expenses.

Contractual Obligations

The following table sets forth our known contractual obligations as of December 30, 2022:

Contractual Obligations	Total	Less than 1 Year	1 - 3 Years	3 - 5 Years	More than 5 Years
			(in thousands)		
Long term debt [1]	$ 107,447	$ 16,903	$ 90,544	$ —	$ —
Interest payments on debt outstanding [2]	11,911	8,213	3,698	—	—
Operating leases	13,224	4,625	6,053	2,546	—
Finance leases	2,714	1,113	1,365	236	—
Total contractual cash obligations	$ 135,296	$ 30,854	$ 101,660	$ 2,782	$ —

[1] Long-term debt includes $65.0 million outstanding on our Term A Loan, no amounts outstanding on our Revolving Credit Facility, and $41.0 million outstanding on our Delayed Draw Term Loan as of December 30, 2022. We have assumed no future borrowings or repayments (other than at maturity) for purposes of this table. Our Credit Facilities are scheduled to mature on June 26, 2024.

[2] Borrowings under our Delayed Draw Term Loan bear interest at a variable rate. Future interest payments on our Delayed Draw Term Loan Facility are estimated using floating rates in effect as of December 30, 2022.

We are obligated to pay earn-out payments in connection with our 2019 acquisition of Energy and Environmental Economics, Inc. ("E3, Inc.") if E3, Inc. exceeds certain financial targets during the three years after the E3, Inc. closing date. As of December 30, 2022, we had remaining contingent consideration payable of $4.0 million related to this acquisition. For fiscal year 2022, our statement of operations includes $3.2 million of accretion (excluding fair value adjustments) related to the liability for contingent consideration.

Outstanding Indebtedness

See Part II, Item 8, Note 5, "*Debt Obligations*", of the Notes to Consolidated Financial Statements included in this Annual Report on Form 10-K for information regarding our indebtedness, including information about new borrowings and repayments, principal repayment terms, interest rates, covenants, and other key terms of our outstanding indebtedness.

Insurance Premiums

We have also financed, from time to time, insurance premiums by entering into unsecured notes payable with insurance companies. See part II, Item 8, Note 5, "*Debt Obligations*", of the Notes to Consolidated Financial Statements included in this Annual Report on Form 10-K for information regarding our financing arrangements related to our insurance premiums.

Interest Rate Swap

From time to time, we enter into interest rate swap agreements to moderate our exposure to fluctuations in interest rates underlying our variable rate debt. For more information, see Part I, Item 7A, "*Quantitative and Qualitative Disclosures About Market Risk*", and Note 4, "*Derivatives*", to the Notes of Consolidated Financial Statements included in this Annual Report on Form 10-K.

Impact of Inflation

Due to the average duration of our projects and our ability to negotiate prices as contracts end and new contracts begin, historically, our operations have not been materially impacted by inflation.

While immaterial to our results of operations and financial condition, we have experienced higher cost of materials and delays in our supply chain for equipment during fiscal year 2022, and we expect these higher costs and delays in our supply chain to persist through fiscal year 2023. The prices of finished products from manufacturers are subject to fluctuation and increases. It is difficult to accurately measure the impact of inflation, tariffs, price escalation, raw material costs, and other factors that impact the cost of finished goods due to the imprecise nature of the estimates required.

We are often able to mitigate the impact of future price increases by entering into fixed price purchase orders for materials and equipment, and subcontracts on our projects, as well as, when appropriate, including cost escalation factors into our proposals. Despite our best mitigation efforts, significant price increases in equipment and disruptions to our supply chain could materially impact our results of operations and financial condition. In addition, inflationary pressures, including expectations of future inflation, may impact the customers of our utility clients, which may lead to delayed or deferred decisions regarding expenditures to improve energy efficiency, and therefore potentially impact our future revenues.

Components of Revenue and Expense

Contract Revenue

We generally provide our services under contracts, purchase orders or retainer letters. The agreements we enter into with our clients typically incorporate one of three principal types of pricing provisions: time-and-materials, unit-based, and fixed price. Revenue on our time-and-materials and unit-based contracts are recognized as the work is performed in accordance with specific terms of the contract. As of December 30, 2022, 20% of our contracts are time-and-materials contracts, 45% are unit-based contracts, and 35% are fixed price contracts, compared to 24% for time-and-materials contracts, 54% for unit-based contracts, and 22% for fixed price contracts, as of December 31, 2021.

Some of these contracts include maximum contract prices, but contract maximums are often adjusted to reflect the level of effort to achieve client objectives and thus the majority of these contracts are not expected to exceed the maximum. Contract revenue on our fixed price contracts is determined on the percentage of completion method based generally on the ratio of direct costs incurred to date to estimated total direct costs at completion. Many of our fixed price contracts involve a high degree of subcontracted fixed price effort and are relatively short in duration, thereby lowering the risks of not properly estimating the percent complete.

Adjustments to contract cost estimates are made in the periods in which the facts requiring such revisions become known. When the revised estimate indicates a loss, such loss is recognized in the current period in its entirety. Claims and change orders that have not been finalized are evaluated to determine whether or not a change has occurred in the enforceable rights and obligations of the original contract. If these non-finalized changes qualify as a contract modification, a determination is made whether to account for the change in contract value as a modification to the existing contract, or a separate contract and revenue under the claims or change orders is recognized accordingly. Costs related to un-priced change orders are expensed when incurred, and recognition of the related revenue is based on the assessment above of whether or not a contract modification has occurred. Estimated profit for un-priced change orders is recognized only if collection is probable.

Our contracts come up for renewal periodically and at the time of renewal may be subject to renegotiation, which could impact the profitability on that contract. In addition, during the term of a contract, public agencies may request additional or revised services which may impact the economics of the transaction. Most of our contracts permit our clients, with prior notice, to terminate the contracts at any time without cause. While we have a large volume of contracts, the renewal, termination or modification of a contract, in particular contracts with Consolidated Edison, DASNY, and utility programs associated with LADWP, Southern California Edison, and Duke Energy Corp., may have a material effect on our consolidated operations.

Some of our contracts include certain performance guarantees, such as a guaranteed energy saving quantity. Such guarantees are generally measured upon completion of a project. In the event that the measured performance level is less than the guaranteed level, any resulting financial penalty, including any additional work that may be required to fulfill the guarantee, is estimated and charged to direct expenses in the current period. We have not experienced any significant costs under such guarantees.

Direct Costs of Contract Revenue

Direct costs of contract revenue consist primarily of that portion of salaries and wages that have been incurred in connection with revenue producing projects. Direct costs of contract revenue also include material costs, subcontractor services, equipment and other expenses that are incurred in connection with revenue producing projects. Direct costs of contract revenue exclude that portion of salaries and wages related to marketing efforts, vacations, holidays and other time not spent directly generating revenue under existing contracts. Such costs are included in general and administrative expenses. Additionally, payroll taxes, bonuses and employee benefit costs for all of our personnel are included in general and administrative expenses since no allocation of these costs is made to direct costs of contract revenue.

Other companies may classify as direct costs of contract revenue some of the costs that we classify as general and administrative costs. We expense direct costs of contract revenue when incurred.

General and Administrative Expenses

G&A expenses include the costs of the marketing and support staff, other marketing expenses, management and administrative personnel costs, payroll taxes, bonuses and employee benefits for all of our employees and the portion of salaries and wages not allocated to direct costs of contract revenue for those employees who provide our services. G&A expenses also include facility costs, depreciation and amortization, professional services, legal and accounting fees and administrative operating costs. Within G&A expenses, "Other" includes expenses such as professional services, legal and accounting, computer costs, travel and entertainment, marketing costs and acquisition costs. We expense general and administrative costs when incurred.

Critical Accounting Policies

This discussion and analysis of financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles in the U.S. ("GAAP"). To prepare these financial statements in conformity with GAAP, we must make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amount of revenue and expenses in the reporting period. Our actual results may differ from these estimates. We have provided a summary of our significant accounting policies in Part II, Item 8, Note 1, *Organization and Operations of the Company*, of the Notes to Consolidated Financial Statements included in this Annual Report on Form 10-K. We describe below those accounting policies that require material subjective or complex judgments and that have the most significant impact on our financial condition and results of operations. Our management evaluates these estimates on an ongoing basis, based upon information currently available and on various assumptions management believes are reasonable as of the date of this report.

Contract Assets and Liabilities

Billing practices are governed by the contract terms of each project based upon costs incurred, achievement of milestones or pre-agreed schedules. Billings in any given fiscal period do not necessarily correlate with revenue recognized for that period. Contract assets include unbilled amounts typically resulting from revenue under contracts where the percentage-of-completion method of revenue recognition is utilized and revenue recognized exceeds the amount billed to the customer and right to repayment is not unconditional. Contract assets also include retainage amounts withheld from billings to our clients pursuant to provisions in our contracts and other revenues earned but not billed in the current period. Contract liabilities consist of advance payments and billings in excess of revenue recognized and deferred revenue.

Contract Accounting

We enter into contracts with our clients that contain various types of pricing provisions, including fixed price, time-and-materials, and unit-based provisions. We recognize revenues in accordance with ASU 2014-09, Revenue from Contracts with Customer, codified as ASC Topic 606 and the related amendments (collectively, "ASC 606"). As such, we identify a contract with a customer, identify the performance obligations in the contract, determine the transaction price, allocate the transaction price to each performance obligation in the contract and recognize revenue when (or as) we satisfy a performance obligation.

The following table reflects our two reportable segments and the types of contracts that each most commonly enters into for revenue generating activities.

Segment	Contract Type	Revenue Recognition Method
Energy	Time-and-materials	Time-and-materials
	Unit-based	Unit-based
	Software license	Unit-based
	Fixed price	Percentage-of-completion
Engineering and Consulting	Time-and-materials	Time-and-materials
	Unit-based	Unit-based
	Fixed price	Percentage-of-completion

Revenue on the vast majority of our contracts will continue to be recognized over time because of the continuous transfer of control to the customer. Revenue on fixed price contracts is recognized on the percentage-of-completion method based generally on the ratio of direct costs incurred-to-date to estimated total direct costs at completion. We use the percentage-of-completion method to better match the level of work performed at a certain point in time in relation to our effort that will be required to complete a project. In addition, the percentage-of-completion method is a common method of revenue recognition in our industry.

Many of our fixed price contracts involve a high degree of subcontracted fixed price effort and are relatively short in duration, thereby lowering the risks of not properly estimating the percent complete. Revenue on time-and-materials and unit-based contracts is recognized as the work is performed in accordance with the specific rates and terms of the contract. We recognize revenues for time-and-materials contracts based upon the actual hours incurred during a reporting period at contractually agreed upon rates per hour and also includes in revenue all reimbursable costs incurred during a reporting period. Certain of our time-and-materials contracts are subject to maximum contract values and, accordingly, when revenue is expected to exceed the maximum contract value, these contracts are generally recognized under the percentage-of-completion method, consistent with fixed price contracts. For unit-based contracts, we recognize the contract price of units of a basic production product as revenue when the production product is delivered during a period. Revenue for amounts that have been billed but not earned is deferred, and such deferred revenue is referred to as contract liabilities in the accompanying consolidated balance sheets. We also derive revenue from software licenses and professional services and maintenance fees. In accordance with ASC 606, we perform an assessment of each contract to identify the performance obligations, determine the overall transaction price for the contract, allocate the transaction price to the performance obligations, and recognize the revenue when the performance obligations are satisfied. We utilize the residual approach by which we estimate the standalone selling price by reference to the total transaction price less the sum of the observable standalone selling prices of other goods or services promised in the contract. The software license revenue is typically recognized at a point in time when control is transferred to the client, which is defined as the point in time when the client can use and benefit from the license. The software license is delivered before related services are provided and is functional without services, updates, or technical support. Related professional services include training and support services in which the standalone selling price is determined based on an input measure of hours incurred to total estimated hours and is recognized over time, usually which is the life of the contract.

To determine the proper revenue recognition method for contracts, we evaluate whether two or more contracts should be combined and accounted for as one single contract and whether the combined contract should be accounted for as one performance obligation. With respect to our contracts, it is rare that multiple contracts should be combined into a single performance obligation. This evaluation requires significant judgment and the decision to combine a group of contracts or separate a single contract into multiple performance obligations could change the amount of revenue and profit recorded in a given period. Contracts are considered to have a single performance obligation if the promise to transfer the individual goods or services is not separately identifiable from other promises in the contracts, which is mainly because we provide a significant service of integrating a complex set of tasks and components into a single project or capability.

We may enter into contracts that include separate phases or elements. If each phase or element is negotiated separately based on the technical resources required and/or the supply and demand for the services being provided, we evaluate if the contracts should be segmented. If certain criteria are met, the contracts would be segmented which could result in revenues being assigned to the different elements or phases with different rates of profitability based on the relative value of each element or phase to the estimated total contract revenue. Segmented contracts may comprise up to approximately 2.0% to 3.0% of our consolidated contract revenue.

Contracts that cover multiple phases or elements of the project or service lifecycle (development, design, construction and maintenance and support) may be considered to have multiple performance obligations even when they are part of a single contract. For contracts with multiple performance obligations, we allocate the transaction price to each performance obligation using the best estimate of the standalone selling price of each distinct good or service in the contract. For the periods presented, the value of the separate performance obligations under contracts with multiple performance obligations (generally measurement and verification tasks under certain energy performance contracts) were not material. In cases where we do not provide the distinct good or service on a standalone basis, the primary method used to estimate standalone selling price is the expected cost plus a margin approach, under which we forecast our expected costs of satisfying a performance obligation and then adds an appropriate margin for the distinct good or service.

We provide quality of workmanship warranties to customers that are included in the sale and are not priced or sold separately or do not provide customers with a service in addition to assurance of compliance with agreed-upon specifications and industry standards. We do not consider these types of warranties to be separate performance obligations.

In some cases, we have a master service or blanket agreement with a customer under which each task order releases us to perform specific portions of the overall scope in the service contract. Each task order is typically accounted for as a separate contract because the task order establishes the enforceable rights and obligations, and payment terms.

Under ASC 606, variable consideration should be considered when determining the transaction price and estimates should be made for the variable consideration component of the transaction price, as well as assessing whether an estimate of variable consideration is constrained. For certain of our contracts, variable consideration can arise from modifications to the scope of services resulting from unapproved change orders or customer claims. Variable consideration is included in the transaction price to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved. Our estimates of variable consideration and determination of whether to include estimated amounts in the transaction price are based largely on assessments of legal enforceability, our performance, and all information (historical, current and forecasted) that is reasonably available to us.

Due to the nature of the work required to be performed on many of our performance obligations, the estimation of total revenue and cost at completion is complex, subject to many variables and requires significant judgment. As a significant change in one or more of these estimates could affect the profitability of our contracts, we review and update our contract-related estimates regularly through a company-wide disciplined project review process in which management reviews the progress and execution of our performance obligations and the estimate at completion ("EAC"). As part of this process, management reviews information including, but not limited to, any outstanding key contract matters, progress towards completion and the related program schedule and the related changes in estimates of revenues and costs. Management must make assumptions and estimates regarding labor productivity and availability, the complexity of the work to be performed, the cost and availability of materials, the performance of subcontractors, and the availability and timing of funding from the customer, among other variables.

We recognize adjustments in estimated profit on contracts under the cumulative catch-up method. Under this method, the impact of the adjustment on profit recorded to date is recognized in the period the adjustment is identified. Revenue and profit in future periods of contract performance is recognized using the adjusted estimate. If at any time the estimate of contract profitability indicates an anticipated loss on the contract, we recognize the total loss in the period it is identified.

Contracts are often modified to account for changes in contract specifications and requirements. We consider contract modifications to exist when the modification either creates new rights or obligations or changes the existing enforceable rights or obligations. Most of our contract modifications are for goods or services that are not distinct from existing contracts due to the significant integration provided in the context of the contract and are accounted for as if they were part of the original contract. The effect of a contract modification that is not distinct from the existing contract on the transaction price and our measure of progress for the performance obligation to which it relates is recognized as an adjustment to revenue (either as an increase in or a reduction of revenue) on a cumulative catch-up basis.

For contract modifications that result in the promise to deliver goods or services that are distinct from the existing contract and the increase in price of the contract is for the same amount as the standalone selling price of the additional goods or services included in the modification, we account for such contract modifications as a separate contract.

We include claims to vendors, subcontractors and others as a receivable and a reduction in recognized costs when enforceability of the claim is established by the contract and the amounts are reasonably estimable and probable of being recovered. The amounts are recorded up to the extent of the lesser of the amounts management expects to recover or to costs incurred.

Billing practices are governed by the contract terms of each project based upon costs incurred, achievement of milestones or pre-agreed schedules. Billings do not necessarily correlate with revenue recognized using the percentage-of-completion method of revenue recognition.

Accounts receivable are carried at original invoice amount less an estimate made for doubtful accounts based upon our review of all outstanding amounts on a quarterly basis. Management determines allowances for doubtful accounts through specific identification of amounts considered to be uncollectible and potential write-offs, plus a non-specific allowance for other amounts for which some potential loss has been determined to be probable based on current and past experience. Historical credit losses have been minimal with governmental entities and large public utilities, but disputes may arise related to these receivable amounts. Accounts receivable are written off when deemed uncollectible. Recoveries of accounts receivable previously written off are recorded when received.

For further information on the types of contracts under which we perform our services, see Part II, Item 8, Note 1, *Organization and Operations of the Company,* of the Notes to consolidated financial statements included in this Annual Report on Form 10-K.

Goodwill

We test our goodwill at least annually for possible impairment. We complete our annual testing of goodwill as of the last day of the first month of our fourth fiscal quarter each year to determine whether there is impairment. In addition to our annual test, we regularly evaluate whether events and circumstances have occurred that may indicate a potential impairment of goodwill. We did not recognize any goodwill impairment charges in fiscal years 2022, 2021, or 2020.

We test our goodwill for impairment at the level of our reporting units, which are components of our operating segments. In January 2017, the Financial Accounting Standards Board (the "FASB") issued Accounting Standards Update ("ASU") Update No. 2017-04 ("ASU 2017-04"), *Intangibles—Goodwill and Other (Topic 350): Testing Goodwill for Impairment*. This accounting guidance eliminates the requirement to compare the implied fair value of reporting unit goodwill with the carrying amount of that goodwill (commonly referred to as Step 2) from the goodwill impairment test. The new standard does not change how a goodwill impairment is identified. We will continue to perform our quantitative and qualitative goodwill impairment test by comparing the fair value of each reporting unit to its carrying amount, but if we are required to recognize a goodwill impairment charge, under the new standard the amount of the charge will be calculated by subtracting the reporting unit's fair value from its carrying amount. Under the prior standard, if we were required to recognize a goodwill impairment charge, Step 2 required us to calculate the implied value of goodwill by assigning the fair value of a reporting unit to all of its assets and liabilities as if that reporting unit had been acquired in a business combination and the amount of the charge was calculated by subtracting the reporting unit's implied fair value of goodwill from its actual goodwill balance.

To estimate the fair value of our reporting units, we use both an income approach based on management's estimates of future cash flows and other market data and a market approach based upon multiples of earnings before interest, taxes, depreciation and amortization, or EBITDA, earned by similar public companies. Once the fair value is determined, we then compare the fair value of the reporting unit to its carrying value, including goodwill. If the fair value of the reporting unit is determined to be less than the carrying value, we perform an additional assessment to determine the extent of the impairment based on the implied fair value of goodwill compared with the carrying amount of the goodwill. In the event that the current implied fair value of the goodwill is less than the carrying value, an impairment charge is recognized.

Inherent in such fair value determinations are significant judgments and estimates, including but not limited to assumptions about our future revenue, profitability and cash flows, our operational plans and our interpretation of current economic indicators and market valuations. To the extent these assumptions are incorrect or economic conditions that would impact the future operations of our reporting units change, any goodwill may be deemed to be impaired, and an impairment charge could have in a material impact on our financial position or results of operation. Almost all of our goodwill is contained in our Energy segment, with the remainder in our Engineering and Consulting segment. At our measurement date, the estimated fair value of our Energy segment exceeded its carrying value. Any reduction in the estimated fair value of our Energy segment could result in an impairment charge of goodwill associated with this segment in future periods.

Business Combinations

The acquisition method of accounting for business combinations requires us to use significant estimates and assumptions, including fair value estimates, as of the business combination date. For reporting periods prior to the completion of our procedures to value assets and liabilities, the acquisition method requires us to refine those estimates as necessary during the measurement period (defined as the period, not to exceed one year, in which we may adjust the provisional amounts recognized for a business combination) based upon new information about facts that existed on the business combination date.

Under the acquisition method of accounting, we recognize separately from goodwill the identifiable assets acquired, the liabilities assumed, and any non-controlling interests in an acquiree, at the acquisition date fair value. We measure goodwill as of the acquisition date as the excess of consideration transferred over the net of the acquisition date amounts of the identifiable assets acquired and liabilities assumed. Costs that we incur to complete the business combination such as investment banking, legal and other professional fees are not considered part of consideration. We charge these acquisition costs to other general and administrative expense as they are incurred.

Should the initial accounting for a business combination be incomplete by the end of a reporting period that falls within the measurement period, we report provisional amounts in our financial statements. During the measurement period, we adjust the provisional amounts recognized at the acquisition date to reflect new information obtained about facts and circumstances that existed as of the acquisition date that, if known, would have affected the measurement of the amounts recognized as of that date and we record those adjustments to our financial statements. We recognize adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amounts are determined, including the effect on earnings of changes in depreciation, amortization or other income effects, if any, as a result of the change to the provisional amounts, calculated as if the accounting had been completed at the acquisition date.

During fiscal years 2022, 2021 and 2020, we did not have any acquisitions.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences of temporary differences between the financial reporting basis and tax basis of our assets and liabilities, subject to a judgmental assessment of the recoverability of deferred tax assets. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded when it is more-likely-than-not that some of the deferred tax assets may not be realized. Significant judgment is applied when assessing the need for valuation allowances and includes the evaluation of historical income (loss) adjusted for the effects of non-recurring items and the impact of recent business combinations. Areas of estimation include our consideration of future taxable income which is driven by verifiable signed contracts and ongoing prudent and feasible tax planning strategies. Should a change in circumstances lead to a change in judgment about the utilization of deferred tax assets in future years, we would adjust the related valuation allowances in the period that the change in circumstances occurs, along with a corresponding increase or charge to income.

For acquired business entities, if we identify changes to acquired deferred tax asset valuation allowances or liabilities related to uncertain tax positions during the measurement period and they relate to new information obtained about facts and circumstances that existed as of the acquisition date, those changes are considered a measurement period adjustment and we record the offset to goodwill. We record all other changes to deferred tax asset valuation allowances and liabilities related to uncertain tax positions in current period income tax expense.

We recognize the tax benefit from uncertain tax positions if it is more-likely-than-not that the tax positions will be sustained on examination by the tax authorities, based on the technical merits of the position. The tax benefit is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. We recognize interest and penalties related to unrecognized tax benefits in income tax expense.

For further discussion of our income taxes, see Part II, Item 8, Note 11, "*Income Taxes*" of the Notes to Consolidated Financial Statements included in this Annual Report on Form 10-K.

Recent Accounting Standards

For a description of recently issued and adopted accounting pronouncements, including adoption dates and expected effects on our results of operations and financial condition, see Part II, Item 8, Note 2, "*Recent Accounting Pronouncements*", of the Notes to Consolidated Financial Statements included in this Annual Report on Form 10-K.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Market risk is the risk of loss to future earnings, to fair values or to future cash flows that may result from changes in the price of a financial instrument. The value of a financial instrument may change as a result of changes in interest rates, exchange rates, commodity prices, equity prices and other market changes. Market risk is attributed to all market risk sensitive financial instruments, including long-term debt.

As of December 30, 2022, we had cash and cash equivalents of $8.8 million. This amount represents cash on hand in business checking accounts with BMO Harris Bank, N.A. We do not engage in trading activities and do not participate in foreign currency transactions.

We are subject to interest rate risk in connection with our Term A Loan and borrowings, if any, under our Revolving Credit Facility and Delayed Draw Term Loan, each of which bears interest at variable rates. As of December 30, 2022, $65.0 million was outstanding under our Term A Loan, $41.0 million was outstanding under our Delayed Draw Term Loan, no borrowed amounts were outstanding and $4.1 million in letters of credit were issued under the Revolving Credit Facility. Each of our Term A Loan, Revolving Credit Facility, and Delayed Draw Term Loan mature as of June 26, 2024 and are governed by our Credit Agreement.

Pursuant to the Credit Agreement, (as described in Part II, Item 8, Note 5, "Debt Obligations," of the Notes to Consolidated Financial Statements included in this Annual Report on Form 10-K), during the period from November 1, 2022 until the date on which the administrative agent receives the required financial statements under the Credit Agreement for the fiscal quarter ended March 31, 2023 (the "First Pricing Date") , (A) borrowings under the Credit Agreement will bear interest at Secured Overnight Financing Rate ("SOFR") plus 4.00%; provided, that SOFR cannot be less than 0.00%, and (B) we will pay a commitment fee of 0.50% per annum for the unused portion of the Revolving Credit Facility. After the First Pricing Date, borrowings under the Credit Agreement will bear interest at either a Base Rate (as defined in the Credit Agreement) or SOFR, at our option, and in each case, plus an applicable margin, which applicable margin will range from 0.125% to 1.25% with respect to Base Rate borrowings and 1.125% to 2.25% with respect to SOFR borrowings, depending on the Total Leverage Ratio (as defined in the Credit Agreement); provided, that SOFR cannot be less than 0.00%, with the specific pricing reset on each date on which the administrative agent receives the required financial statements under the Credit Agreement for the fiscal quarter then ended. We will also pay a commitment fee for the unused portion of the Revolving Credit Facility and the Delayed Draw Term Loan, which will range from 0.15% to 0.40% per annum depending on the Total Leverage Ratio, and fees on the face amount of any letters of credit outstanding under the Revolving Credit Facility, which will range from 0.84% to 1.688% per annum, in each case, depending on whether such letter of credit is a performance or financial letter of credit and the Total Leverage Ratio. Based upon the amount of our outstanding indebtedness as of December 30, 2022, a one percentage point increase in the effective interest rate would change our annual interest expense by approximately $1.1 million in fiscal year 2022.

The Term A Loan amortizes quarterly in installments of $2.5 million beginning with the fiscal quarter ending September 27, 2019, with a final payment of all then remaining principal and interest due on the maturity date of June 26, 2024, subject to certain prepayment obligations based on our excess cash flow. Each borrowing under our Delayed Draw Term Loan will amortize quarterly in an amount equal to 2.5% of the aggregate outstanding borrowings under the Delayed Draw Term Loan, beginning with the first full fiscal quarter ending after the initial borrowing date, with a final payment of all then remaining principal and interest due on the maturity date of June 26, 2024, subject to certain prepayment obligations based on our excess cash flow.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Index to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

Stockholders and the Board of Directors of Willdan Group, Inc.
Anaheim, California

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Willdan Group, Inc. (the "Company") as of December 30, 2022 and December 31, 2021, the related consolidated statements of comprehensive income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 30, 2022, and the related notes (collectively referred to as the "financial statements"). We also have audited the Company's internal control over financial reporting as of December 30, 2022, based on criteria established in Internal Control – Integrated Framework: (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 30, 2022 and December 31, 2021, and the results of its operations and its cash flows for each of the years in the three-year period ended December 30, 2022 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 30, 2022, based on criteria established in Internal Control – Integrated Framework: (2013) issued by COSO.

Basis for Opinions

The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Controls Over Financial Reporting. Our responsibility is to express an opinion on the Company's financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the financial statements included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Estimated costs to complete on fixed price contracts

As discussed in Note 1 to the consolidated financial statements, revenues from fixed price contracts are recognized over time since control of the services is transferred continuously to the client. Generally, revenue is recognized using costs incurred to date relative to total estimated costs at completion to measure progress toward satisfying the Company's performance obligations, which typically occurs over time periods ranging from six months to one year.

We identified auditing management's estimates of costs to complete on select fixed price contracts to be a critical audit matter. The critical audit matter relates to select long-term fixed price construction contracts, based on magnitude of estimated costs to complete and the stage of completion of the contract. These estimates require management to make assumptions about future events and, as a result, a high degree of auditor judgment is involved in auditing these estimates. Due to the factors above, auditing management's estimates of costs to complete required extensive audit procedures.

Our audit procedures related to the evaluation of estimated costs at completion for fixed price contracts included the following:

- Tested the design, implementation, and operating effectiveness of controls that are designed to address the reasonableness of estimates of costs to complete fixed price contracts.
- Evaluated the reasonableness of management's estimates related to the cost to complete for fixed price contracts through testing of the key components of the estimated costs to complete, including, labor, materials, and subcontractor costs.
- Agreed a sample of contract costs incurred to supporting documentation.
- Performed inquiries of management and project personnel regarding facts and circumstances relevant to the accounting for a sample of such contracts.
- Recalculated revenue recognition based on the percentage of completion.
- Performed a retrospective review procedures to assess management's historical ability to accurately estimate the transaction price and cost to complete of fixed price contracts.

Estimated realization of deferred income tax assets for net operating losses

As described in Notes 1 and 11 to the consolidated financial statements, the Company's consolidated net deferred tax assets includes the value of net operating losses that management expects to realize before the net operating losses expire. In assessing the need for a valuation allowance, management estimates future taxable income by jurisdiction. Significant estimates are required in estimating future taxable income, the reversal of income tax liabilities, leading to significant judgment from management.

The principal considerations for our determination that performing procedures relating to the income tax valuation allowances on deferred tax assets is a critical audit matter are there was significant judgment by management when estimating future taxable income and reversal of income tax liabilities. This in turn led to a high degree of auditor judgment, subjectivity and effort in performing procedures and in evaluating audit evidence relating to the realization of deferred income tax assets. In addition, the audit effort involved the use of professionals with specialized skill and knowledge to assist in performing these procedures and evaluating the audit evidence obtained.

Our audit procedures related to the evaluation of management's estimates over the realization of deferred income tax assets included the following:

- Tested the design, implementation, and operating effectiveness of controls relating to the valuation allowances on deferred tax assets.
- Tested underlying historical data used in calculating the cumulative book income (loss) subject to tax.
- Assessed the reasonableness of management's estimate of future book income, as adjusted for permanent income tax items, which included evaluating historical book income (loss) subject to tax, and the Company's sources of future taxable income, including verifiable signed contracts.
- Used professionals with specialized skill and knowledge to assist in evaluating management's analysis, including cumulative book income (loss) subject to tax.

/s/Crowe LLP

We have served as the Company's auditor since 2018.

Los Angeles, California
March 9, 2023

WILLDAN GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in thousands, except par value)

	December 30, 2022	December 31, 2021
Assets		
Current assets:		
Cash and cash equivalents	$ 8,806	$ 11,221
Restricted cash	10,679	—
Accounts receivable, net of allowance for doubtful accounts of $640 and $1,115 at December 30, 2022 and December 31, 2021, respectively	60,202	67,211
Contract assets	83,060	59,288
Other receivables	4,773	6,267
Prepaid expenses and other current assets	6,454	4,972
Total current assets	173,974	148,959
Equipment and leasehold improvements, net	22,537	16,757
Goodwill	130,124	130,124
Right-of-use assets	12,390	15,177
Other intangible assets, net	41,486	52,713
Other assets	10,620	13,843
Deferred income taxes, net	18,543	16,849
Total assets	$ 409,674	$ 394,422
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 28,833	$ 36,672
Accrued liabilities	59,110	35,680
Contingent consideration payable	4,000	10,206
Contract liabilities	12,585	13,499
Notes payable	16,903	15,036
Finance lease obligations	1,113	539
Lease liability	4,625	5,575
Total current liabilities	127,169	117,207
Contingent consideration payable	—	832
Notes payable	90,544	85,538
Finance lease obligations, less current portion	1,601	778
Lease liability, less current portion	8,599	10,768
Other noncurrent liabilities	259	78
Total liabilities	228,172	215,201
Commitments and contingencies		
Stockholders' equity:		
Preferred stock, $0.01 par value, 10,000 shares authorized, no shares issued and outstanding	—	—
Common stock, $0.01 par value, 40,000 shares authorized; 13,296 and 12,804 shares issued and outstanding at December 30, 2022 and December 31, 2021, respectively	133	128
Additional paid-in capital	177,718	167,032
Accumulated other comprehensive loss	—	(38)
Retained earnings	3,651	12,099
Total stockholders' equity	181,502	179,221
Total liabilities and stockholders' equity	$ 409,674	$ 394,422

See accompanying notes to consolidated financial statements.

WILLDAN GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in thousands, except per share amounts)

	Fiscal Year		
	2022	2021	2020
Contract revenue	$ 429,138	$ 353,755	$ 390,980
Direct costs of contract revenue (inclusive of directly related depreciation and amortization):			
Salaries and wages	82,972	65,648	65,149
Subcontractor services and other direct costs	202,587	152,233	196,438
Total direct costs of contract revenue	285,559	217,881	261,587
General and administrative expenses:			
Salaries and wages, payroll taxes and employee benefits	81,801	73,812	71,229
Facilities and facility related	9,287	9,896	10,481
Stock-based compensation	8,373	16,563	16,113
Depreciation and amortization	17,489	17,146	18,743
Other	33,692	27,148	29,054
Total general and administrative expenses	150,642	144,565	145,620
Income (loss) from operations	(7,063)	(8,691)	(16,227)
Other income (expense):			
Interest expense, net	(5,328)	(3,869)	(5,068)
Other, net	939	156	1,626
Total other expense, net	(4,389)	(3,713)	(3,442)
Income (loss) before income taxes	(11,452)	(12,404)	(19,669)
Income tax (benefit) expense	(3,004)	(3,987)	(5,173)
Net income (loss)	(8,448)	(8,417)	(14,496)
Other comprehensive income (loss):			
Net unrealized income (loss) on derivative contracts	38	450	(92)
Comprehensive income (loss)	$ (8,410)	$ (7,967)	$ (14,588)
Earnings (loss) per share:			
Basic	$ (0.65)	$ (0.68)	$ (1.23)
Diluted	$ (0.65)	$ (0.68)	$ (1.23)
Weighted-average shares outstanding:			
Basic	13,013	12,458	11,793
Diluted	13,013	12,458	11,793

See accompanying notes to consolidated financial statements.

WILLDAN GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(in thousands)

	Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total
	Shares	Amount				
Balance at December 27, 2019.	11,497	$ 115	$132,547	$ (396)	$ 35,012	$ 167,278
Shares of common stock issued in connection with employee stock purchase plan.	94	1	2,223	—	—	2,224
Shares of common stock issued in connection with incentive stock plan	119	1	1,081	—	—	1,082
Shares used to pay taxes on stock grants.	(95)	(1)	(2,945)	—	—	(2,946)
Issuance of restricted stock award and units. . . .	545	6	(5)	—	—	1
Stock-based compensation expense.	—	—	16,113	—	—	16,113
Net income (loss)	—	—	—	—	(14,496)	(14,496)
Net unrealized gain (loss) on derivative contracts.	—	—	—	(92)	—	(92)
Balance at January 1, 2021	12,160	$ 122	$149,014	$ (488)	$ 20,516	$ 169,164
Shares of common stock issued in connection with employee stock purchase plan.	106	2	2,653	—	—	2,655
Shares of common stock issued in connection with incentive stock plan	150	1	1,923	—	—	1,924
Shares used to pay taxes on stock grants.	(79)	(1)	(3,116)	—	—	(3,117)
Issuance of restricted stock award and units. . . .	467	4	(5)	—	—	(1)
Stock-based compensation expense.	—	—	16,563	—	—	16,563
Net income (loss)	—	—	—	—	(8,417)	(8,417)
Net unrealized gain (loss) on derivative contracts.	—	—	—	450	—	450
Balance at December 31, 2021.	12,804	$ 128	$167,032	$ (38)	$ 12,099	$ 179,221
Shares of common stock issued in connection with employee stock purchase plan.	115	1	3,035	—	—	3,036
Shares of common stock issued in connection with incentive stock plan	34	—	274	—	—	274
Shares used to pay taxes on stock grants.	(34)	—	(992)	—	—	(992)
Issuance of restricted stock award and units. . . .	377	4	(4)	—	—	—
Unregistered sales of stock.	—	—	—	—	—	—
Stock issued to acquire businesses	—	—	—	—	—	—
Stock-based compensation expense.	—	—	8,373	—	—	8,373
Net income (loss)	—	—	—	—	(8,448)	(8,448)
Net unrealized gain (loss) on derivative contracts.	—	—	—	38	—	38
Balance at December 30, 2022.	13,296	$ 133	$177,718	$ (0)	$ 3,651	$ 181,502

See accompanying notes to consolidated financial statements.

WILLDAN GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Fiscal Year		
	2022	2021	2020
Cash flows from operating activities:			
Net income (loss)	$ (8,448)	$ (8,417)	$ (14,496)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Depreciation and amortization	17,489	17,146	18,743
Deferred income taxes, net	(1,694)	(2,738)	(5,209)
(Gain) loss on sale/disposal of equipment	(64)	(24)	(15)
Provision for doubtful accounts	243	102	1,330
Stock-based compensation	8,373	16,563	16,113
Accretion and fair value adjustments of contingent consideration	3,168	2,333	7,707
Changes in operating assets and liabilities, net of effects from business acquisitions:			
Accounts receivable	6,766	(14,209)	3,070
Contract assets	(23,772)	3,138	35,498
Other receivables	1,494	138	(1,192)
Prepaid expenses and other current assets	(1,230)	828	577
Other assets	3,223	(7,849)	9,955
Accounts payable	(7,839)	(4,700)	7,372
Accrued liabilities	12,970	1,625	(34,509)
Contract liabilities	(914)	6,065	1,871
Right-of-use assets	(332)	(197)	210
Net cash provided by operating activities	9,433	9,804	47,025
Cash flows from investing activities:			
Purchase of equipment and leasehold improvements	(9,602)	(8,500)	(5,076)
Proceeds from sale of equipment	75	46	17
Net cash used in investing activities	(9,527)	(8,454)	(5,059)
Cash flows from financing activities:			
Payments on contingent consideration	(10,206)	(6,615)	(1,433)
Receipt of restricted cash	10,679	—	—
Payments on notes payable	(1,920)	(1,909)	(205)
Payments on debt issuance costs	(177)	—	(327)
Proceeds from notes payable	1,718	2,074	1,140
Borrowings under term loan facility and line of credit	20,000	—	24,000
Repayments under term loan facility and line of credit	(13,000)	(13,000)	(42,000)
Principal payments on finance leases	(1,054)	(545)	(549)
Proceeds from stock option exercise	274	1,924	1,082
Proceeds from sales of common stock under employee stock purchase plan	3,036	2,655	2,224
Cash used to pay taxes on stock grants	(992)	(3,117)	(2,946)
Restricted Stock Award and Units	—	(1)	1
Net cash provided by (used in) financing activities	8,358	(18,534)	(19,013)
Net increase (decrease) in cash, cash equivalents and restricted cash	8,264	(17,184)	22,953
Cash, cash equivalents and restricted cash at beginning of period	11,221	28,405	5,452
Cash, cash equivalents and restricted cash at end of period	$ 19,485	$ 11,221	$ 28,405
Supplemental disclosures of cash flow information:			
Cash paid (received) during the period for:			
Interest	$ 5,066	$ 3,545	$ 5,031
Income taxes	(1,120)	(1,616)	174
Supplemental disclosures of noncash investing and financing activities:			
Other working capital adjustment	—	—	1,179
Equipment acquired under finance leases	2,451	1,376	467

See accompanying notes to consolidated financial statements.

1. ORGANIZATION AND OPERATIONS OF THE COMPANY

Willdan Group, Inc. ("Willdan" or the "Company") is a provider of professional, technical and consulting services to utilities, private industry, and public agencies at all levels of government. As resources and infrastructures undergo continuous change, the Company helps organizations and their communities evolve and thrive by providing a wide range of technical services for energy solutions and government infrastructure. Through engineering, program management, policy advisory, and software and data management, the Company designs and delivers trusted, comprehensive, innovative, and proven solutions to improve efficiency, resiliency, and sustainability in energy and infrastructure.

Basis of Presentation

The Company has prepared its Consolidated Financial Statements in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").

The consolidated statement of stockholders' equity includes repurchases of shares of the Company's common stock from employees to satisfy tax withholding obligations incurred in connection with the vesting of restricted stock or performance stock units, which amount is presented as a reduction of additional paid-in capital and common stock.

Fiscal Years

The Company operates and reports its annual financial results based on 52 or 53-week periods ending on the Friday closest to December 31. The Company operates and reports its quarterly financial results based on the 13-week period ending on the Friday closest to June 30, September 30, and December 31 and the 13 or 14-week period ending on the Friday closest to March 31, as applicable. Fiscal year 2022 and fiscal year 2021, which ended on December 30, 2022, and December 31, 2021, respectively, were both comprised of 52 weeks, with all quarters presented consisting of 13 weeks. Fiscal year 2020, which ended on January 1, 2021, was comprised of 53 weeks, with the first quarter consisting of 14 weeks and the remaining quarters consisting of 13 weeks each.

Principles of Consolidation

The consolidated financial statements include the accounts of Willdan Group, Inc. and its wholly-owned subsidiaries and their respective subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Reclassifications

Certain prior year amounts have been reclassified in the consolidated financial statements to conform to the current year presentation.

Use of Estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles in the U.S. requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements. Estimates also affect the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

All highly liquid investments purchased with a remaining maturity of three months or less are considered to be cash equivalents. The Company from time to time may be exposed to credit risk with its bank deposits in excess of the

FDIC insurance limits and with uninsured money market investments. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

Restricted Cash

The Company, from time to time, has restricted cash that represents amounts not readily available for current operations due to contractual restrictions which designate these restricted cash balances for specific purposes.

Fair Value of Financial Instruments

The Company uses the three-tier hierarchy of fair value measurement, which prioritizes the inputs. These tiers include: Level 1 (the highest priority), defined as observable inputs, such as quoted prices in active markets, Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3 (the lowest priority), defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

The Company's financial instruments consist primarily of cash, cash equivalents, accounts receivable, contract assets, other receivables, prepaid expenses and other current assets, accounts payable, accrued liabilities and contract liabilities. The carrying amounts of certain other assets and contingent consideration are discounted to their present value because the time between the origination of these instruments and their expected realization or payment is greater than one year.

As of December 30, 2022 and December 31, 2021 the carrying amounts of the Company's cash and cash equivalents, accounts receivable, contract assets, other receivables, prepaid expenses and other current assets, accounts payable, accrued liabilities and contract liabilities, approximate their fair values because of the relatively short period of time between the origination of these instruments and their expected realization or payment. The carrying amounts of debt obligations approximate their fair values since the terms are comparable to terms currently offered by local lending institutions for loans of similar terms to companies with comparable credit risk.

The carrying amounts of the derivative financial instrument is valued based on Level 2 inputs.

Variable Interest Entities

The Company accounts for variable interest entities in accordance with Accounting Standards Codification ("ASC") 810, Consolidation. Under ASC 810, a variable interest entity ("VIE") is created when any of the following criteria are present: (a) the equity investment at risk in the entity is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by other parties, including the equity holders; (b) the entity's equity holders as a group either (i) lack the direct or indirect ability to make decisions about the entity, (ii) are not obligated to absorb expected losses of the entity or (iii) do not have the right to receive expected residual returns of the entity; or (c) the entity's equity holders have voting rights that are not proportionate to their economic interests, and the activities of the entity involve or are conducted on behalf of the equity holder with disproportionately few voting rights. If an entity is deemed to be a VIE pursuant to ASC 810, the enterprise that has both (i) the power to direct the activities of a VIE that most significantly impact the entity's economic performance and (ii) the obligation to absorb the expected losses of the entity or right to receive benefits from the entity that could be potentially significant to the VIE is considered the primary beneficiary and must consolidate the VIE. In accordance with ASC 810, the Company performs ongoing reassessments of whether an enterprise is the primary beneficiary of a VIE.

As of December 30, 2022, the Company had one VIE — Genesys Engineering, P.C. ("Genesys"). Pursuant to New York law, the Company does not own capital stock of Genesys and does not have control over the professional decision making of Genesys's engineering services. The Company, however, has entered into an administrative services agreement with Genesys pursuant to which WES, the Company's wholly-owned subsidiary, will provide Genesys with ongoing administrative, operational and other non-professional support services. The Company manages Genesys and has the power to direct the activities that most significantly impact Genesys's performance, in addition to being obligated to absorb expected losses from Genesys. Accordingly, the Company is the primary beneficiary of Genesys and consolidates Genesys as a VIE.

Management also concluded there is no noncontrolling interest related to the consolidation of Genesys because management determined that (i) the shareholder of Genesys does not have more than a nominal amount of equity investment at risk, (ii) WES absorbs the expected losses of Genesys through its deferral of Genesys's service fees owed to WES and the Company has, since entering into the administrative services agreement, had to continuously defer service fees for Genesys, and (iii) the Company believes Genesys will continue to have a shortfall on payment of its service fees for the foreseeable future, leaving no expected residual returns for the shareholder. For more information regarding Genesys, see Note 8 "Commitments and Variable Interest Entities."

Segment Information

The Company presents segment information externally consistent with the manner in which the Company's chief operating decision maker reviews information to assess performance and allocate resources. The Company's two segments are (i) Energy, and (ii) Engineering and Consulting.

Willdan Group, Inc. ("WGI") is a holding company and performs administrative functions on behalf of its subsidiaries, such as treasury, legal, accounting, information systems, human resources and certain business development activities, and earns revenue that is only incidental to the activities of the enterprise. As a result, WGI does not meet the definition of an operating segment.

Contract Assets and Liabilities

Billing practices are governed by the contract terms of each project based upon costs incurred, achievement of milestones or pre-agreed schedules. Billings do not necessarily correlate with revenue recognized using the percentage-of-completion method of revenue recognition. Contract assets include unbilled amounts typically resulting from revenue under contracts where the percentage-of-completion method of revenue recognition is utilized and revenue recognized exceeds the amount billed to the customer. In addition, contract assets include retainage amounts withheld from billings to the Company's clients pursuant to provisions in our contracts. Contract liabilities consist of advance payments and billings in excess of revenue recognized and deferred revenue.

Contract Accounting

The Company enters into contracts with its clients that contain various types of pricing provisions, including fixed price, time-and-materials, and unit-based provisions. The Company recognizes revenues in accordance with ASU 2014-09, Revenue from Contracts with Customer, codified as ASC Topic 606 and the related amendments (collectively "ASC 606"). As such, the Company identifies a contract with a customer, identifies the performance obligations in the contract, determines the transaction price, allocates the transaction price to each performance obligation in the contract and recognizes revenues when (or as) the Company satisfies a performance obligation.

The following table reflects the Company's two reportable segments and the types of contracts that each most commonly enters into for revenue generating activities.

Segment	Contract Type	Revenue Recognition Method
Energy	Time-and-materials	Time-and-materials
	Unit-based	Unit-based
	Software license	Unit-based
	Fixed price	Percentage-of-completion
Engineering and Consulting	Time-and-materials	Time-and-materials
	Unit-based	Unit-based
	Fixed price	Percentage-of-completion

Revenue on the vast majority of the Company's contracts is recognized over time because of the continuous transfer of control to the customer. Revenue on fixed price contracts is recognized on the percentage-of-completion method based generally on the ratio of direct costs incurred-to-date to estimated total direct costs at completion. The Company uses the percentage-of-completion method to better match the level of work performed at a certain point in time in relation to the effort that will be required to complete a project. In addition, the percentage-of-completion method is a common method of revenue recognition in the Company's industry.

Many of the Company's fixed price contracts involve a high degree of subcontracted fixed price effort and are relatively short in duration, thereby lowering the risks of not properly estimating the percent complete. Revenue on time-and-materials and unit-based contracts is recognized as the work is performed in accordance with the specific rates and terms of the contract. The Company recognizes revenues for time-and-materials contracts based upon the actual hours incurred during a reporting period at contractually agreed upon rates per hour and also includes in revenue all reimbursable costs incurred during a reporting period. Certain of the Company's time-and-materials contracts are subject to maximum contract values and, accordingly, when revenue is expected to exceed the maximum contract value, these contracts are generally recognized under the percentage-of-completion method, consistent with fixed price contracts. For unit-based contracts, the Company recognizes the contract price of units of a basic production product as revenue when the production product is delivered during a period. Revenue for amounts that have been billed but not earned is deferred, and such deferred revenue is referred to as contract liabilities in the accompanying consolidated balance sheets. The Company also derives revenue from software licenses and professional services and maintenance fees. In accordance with ASC 606, the Company performs an assessment of each contract to identify the performance obligations, determine the overall transaction price for the contract, allocate the transaction price to the performance obligations, and recognize the revenue when the performance obligations are satisfied. The Company utilizes the residual approach by which it estimates the standalone selling price by reference to the total transaction price less the sum of the observable standalone selling prices of other goods or services promised in the contract. The software license revenue is typically recognized at a point in time when control is transferred to the client, which is defined as the point in time when the client can use and benefit from the license. The software license is delivered before related services are provided and is functional without services, updates, or technical support. Related professional services include training and support services in which the standalone selling price is determined based on an input measure of hours incurred to total estimated hours and is recognized over time, usually which is the life of the contract.

To determine the proper revenue recognition method for contracts, the Company evaluates whether two or more contracts should be combined and accounted for as one single contract and whether the combined contract should be accounted for as one performance obligation. With respect to the Company's contracts, it is rare that multiple contracts should be combined into a single performance obligation. This evaluation requires significant judgment and the decision to combine a group of contracts or separate a single contract into multiple performance obligations could change the amount of revenue and profit recorded in a given period. Contracts are considered to have a single performance obligation if the promise to transfer the individual goods or services is not separately identifiable from other promises in the contracts, which is mainly because the Company provides a significant service of integrating a complex set of tasks and components into a single project or capability.

The Company may enter into contracts that include separate phases or elements. If each phase or element is negotiated separately based on the technical resources required and/or the supply and demand for the services being provided, the Company evaluates if the contracts should be segmented. If certain criteria are met, the contracts would be segmented which could result in revenues being assigned to the different elements or phases with different rates of profitability based on the relative value of each element or phase to the estimated total contract revenue. Segmented contracts may comprise up to approximately 2.0% to 3.0% of the Company's consolidated contract revenue.

Contracts that cover multiple phases or elements of the project or service lifecycle (development, construction and maintenance and support) may be considered to have multiple performance obligations even when they are part of a single contract. For contracts with multiple performance obligations, the Company allocates the transaction price to each performance obligation using the best estimate of the standalone selling price of each distinct good or service in the contract. For the periods presented, the value of the separate performance obligations under contracts with multiple performance obligations (generally measurement and verification tasks under certain energy performance contracts) were not material. In cases where the Company does not provide the distinct good or service on a standalone basis, the primary method used to estimate standalone selling price is the expected cost plus a margin approach, under which the Company forecasts the Company's expected costs of satisfying a performance obligation and then adds an appropriate margin for the distinct good or service.

The Company provides quality of workmanship warranties to customers that are included in the sale and are not priced or sold separately or do not provide customers with a service in addition to assurance of compliance with agreed-upon specifications and industry standards. The Company does not consider these types of warranties to be separate performance obligations.

In some cases, the Company has a master service or blanket agreement with a customer under which each task order releases the Company to perform specific portions of the overall scope in the service contract. Each task order is typically accounted for as a separate contract because the task order establishes the enforceable rights and obligations, and payment terms.

Under ASC 606, variable consideration should be considered when determining the transaction price and estimates should be made for the variable consideration component of the transaction price, as well as assessing whether an estimate of variable consideration is constrained. For certain of the Company's contracts, variable consideration can arise from modifications to the scope of services resulting from unapproved change orders or customer claims. Variable consideration is included in the transaction price to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved. The Company estimates of variable consideration and determination of whether to include estimated amounts in the transaction price are based largely on assessments of legal enforceability, the Company's performance, and all information (historical, current and forecasted) that is reasonably available to the Company.

Due to the nature of the work required to be performed on many of the Company's performance obligations, the estimation of total revenue and cost at completion is complex, subject to many variables and requires significant judgment. As a significant change in one or more of these estimates could affect the profitability of the Company's contracts, the Company reviews and updates the Company's contract-related estimates regularly through a company-wide disciplined project review process in which management reviews the progress and execution of the Company's performance obligations and the estimate at completion (EAC). As part of this process, management reviews information including, but not limited to, any outstanding key contract matters, progress towards completion and the related program schedule and the related changes in estimates of revenues and costs. Management must make assumptions and estimates regarding labor productivity and availability, the complexity of the work to be performed, the cost and availability of materials, the performance of subcontractors, and the availability and timing of funding from the customer, among other variables.

The Company recognizes adjustments in estimated profit on contracts under the cumulative catch-up method. Under this method, the impact of the adjustment on profit recorded to date is recognized in the period the adjustment is identified. Revenue and profit in future periods of contract performance is recognized using the adjusted estimate. If at any time the estimate of contract profitability indicates an anticipated loss on the contract, the Company recognizes the full amount of estimated loss in the period it is identified.

Contracts are often modified to account for changes in contract specifications and requirements. The Company considers contract modifications to exist when the modification either creates new rights or obligations or changes the existing enforceable rights or obligations. Most of the Company's contract modifications are for goods or services that are not distinct from existing contracts due to the significant integration provided in the context of the contract and are accounted for as if they were part of the original contract. The effect of a contract modification that is not distinct from the existing contract on the transaction price and the Company's measure of progress for the performance obligation to which it relates is recognized as an adjustment to revenue (either as an increase in or a reduction of revenue) on a cumulative catch-up basis.

For contract modifications that result in the promise to deliver goods or services that are distinct from the existing contract and the increase in price of the contract is for the same amount as the standalone selling price of the additional goods or services included in the modification, the Company accounts for such contract modifications as a separate contract.

The Company includes claims to vendors, subcontractors and others as a receivable and a reduction in recognized costs when enforceability of the claim is established by the contract and the amounts are reasonably estimable and probable of being recovered. The amounts are recorded up to the extent of the lesser of the amounts management expects to recover or to costs incurred.

Billing practices are governed by the contract terms of each project based upon costs incurred, achievement of milestones or pre-agreed schedules. Billings do not necessarily correlate with revenue recognized using the percentage-of-completion method of revenue recognition.

Direct costs of contract revenue consist primarily of that portion of technical and nontechnical salaries and wages that has been incurred in connection with revenue producing projects. Direct costs of contract revenue also include production expenses, subcontractor services and other expenses that are incurred in connection with revenue producing projects.

Direct costs of contract revenue exclude that portion of technical and nontechnical salaries and wages related to marketing efforts, vacations, holidays and other time not spent directly generating revenue under existing contracts. Such costs are included in general and administrative expenses. Additionally, payroll taxes, bonuses and employee benefit costs for all Company personnel are included in general and administrative expenses in the accompanying consolidated statements of comprehensive income since no allocation of these costs is made to direct costs of contract revenue. No allocation of facilities costs is made to direct costs of contract revenue. Other companies may classify as direct costs of contract revenue some of the costs that the Company classifies as general and administrative costs. The Company expenses direct costs of contract revenue when incurred.

Included in revenue and costs are all reimbursable costs for which the Company has the risk or on which the fee was based at the time of bid or negotiation. No revenue or cost is recorded for costs in which the Company acts solely in the capacity of an agent and has no risks associated with such costs.

Accounts receivable are carried at original invoice amount less an estimate made for doubtful accounts based upon a review of all outstanding amounts on a quarterly basis. Management determines allowances for doubtful accounts through specific identification of amounts considered to be uncollectible and potential write-offs, plus a non-specific allowance for other amounts for which some potential loss has been determined to be probable based on current and past experience. The Company's historical credit losses have been minimal with governmental entities and large public utilities, but disputes may arise related to these receivable amounts. Accounts receivable are written off when deemed uncollectible. Recoveries of accounts receivable previously written off are recorded when received.

Retainage, included in contract assets, represents amounts withheld from billings to the Company's clients pursuant to provisions in the contracts and may not be paid to the Company until specific tasks are completed or the project is completed and, in some instances, for even longer periods. As of December 30, 2022 and December 31, 2021, , contract assets included retainage of $8.5 million and $4.5 million, respectively.

General and Administrative Expenses

General and administrative expenses include the costs of the marketing and support staff, other marketing expenses, management and administrative personnel costs, payroll taxes, bonuses and employee benefits for all of the Company's employees and the portion of salaries and wages not allocated to direct costs of contract revenue for those employees who provide the Company's services. General and administrative expenses also include facility costs, depreciation and amortization, professional services, legal and accounting fees and administrative operating costs.

Within general and administrative expenses, "Other" includes expenses such as provision for billed or unbilled receivables, professional services, legal and accounting, computer costs, travel and entertainment, marketing costs and acquisition costs. The Company expenses general and administrative costs when incurred.

Leases

In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2016-02, Leases (Topic 842) ("ASU 2016-02"). ASU 2016-02 require, among other things, that lessees recognize the following for all leases (unless a policy election is made by class of underlying asset to exclude short-term leases) at the commencement date: (1) a lease liability, which is a lessee's obligation to make lease payments arising from a lease, measured on a discounted basis; and (2) a right-of-use asset, which is an asset that represents the lessee's right to use, or the direct use of, a specified asset for the lease term. The FASB issued ASU 2018-11 on July 30, 2018, which allows entities to apply the provisions of ASC 842 at the effective date without adjusting comparative periods.

Under this guidance, the net present value of future lease payments is recorded as right-of-use assets and lease liabilities. In addition, the Company elected the 'package of practical expedients' permitted under the transition guidance within the new standard, which among other things, allowed the Company to carry forward the historical lease classification. In addition, the Company elected not to utilize the hindsight practical expedient to determine the lease term for existing leases. The Company also elected the practical expedient to not separate lease and non-lease components for its facilities leases. Previously, all of the Company's office leases were classified as operating leases and rent expense was included in facilities expense in the consolidated statements of comprehensive income.

In addition, the Company leases certain equipment under financing leases. The economic substance of the leases is a financing transaction for acquisition of equipment and leasehold improvements. Accordingly, the right-of-use assets for these leases are included in the balance sheets in equipment and leasehold improvements, net of accumulated depreciation, with a corresponding amount recorded in current portion of financing lease obligations or noncurrent portion of financing lease obligations, as appropriate. The financing lease assets are amortized over the life of the lease or, if shorter, the life of the leased asset, on a straight-line basis and included in depreciation expense in the statements of comprehensive income. The interest associated with financing lease obligations is included in interest expense in the statements of comprehensive income. For more information, see Note 7, "*Leases*".

Equipment and Leasehold Improvements

Equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Equipment under capital leases is stated at the present value of the minimum lease payments as of the acquisition date. Depreciation and amortization on equipment are calculated using the straight-line method over estimated useful lives of two to five years. Leasehold improvements and assets under capital leases are amortized using the straight-line method over the shorter of estimated useful lives or the term of the related lease.

Following are the estimated useful lives used to calculate depreciation and amortization:

Category	Estimated Useful Life
Furniture and fixtures	5 years
Computer hardware	3 years
Computer software	3 years
Automobiles and trucks	3 years
Field equipment	5 years

Goodwill

Goodwill represents the excess of costs over fair value of the assets acquired. The Company completes its annual testing of goodwill as of the last day of the first month of its fourth fiscal quarter each year to determine whether there is impairment. Goodwill, which has an indefinite useful life, is not amortized, but instead tested for impairment at least annually or more frequently if events and circumstances indicate that the asset might be impaired. Impairment losses for reporting units are recognized to the extent that a reporting unit's carrying amount exceeds its fair value.

Long-lived assets

Long-lived assets, such as equipment, leasehold improvements and purchased intangible assets subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset.

Accounting for Claims against the Company

The Company accrues an undiscounted liability related to claims against it for which the incurrence of a loss is probable and the amount can be reasonably estimated. The Company discloses the amount accrued and an estimate of any reasonably possible loss in excess of the amount accrued, if such disclosure is necessary for its financial statements not to be misleading. The Company does not accrue liabilities related to claims when the likelihood that a loss has been incurred is probable but the amount cannot be reasonably estimated, or when the liability is believed to be only reasonably possible or remote. Losses related to recorded claims are included in general and administrative expenses.

Determining probability and estimating claim amounts is highly judgmental. Initial accruals and any subsequent changes in the Company's estimates could have a material effect on its consolidated financial statements.

Stock-based Compensation

The Company accounts for all stock-based compensation under the fair value recognition provisions of the accounting standard entitled "*Compensation—Stock Compensation.*" Stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense over the requisite vesting period. The fair values of all stock options granted and the fair values of all Employee Stock Purchase Plan ("ESPP") purchase rights are estimated using the Black-Scholes option-valuation model. The Black-Scholes option-valuation model requires the input of highly subjective assumptions. Performance-based restricted stock unit awards ("PBRSUs") are granted to certain employees and vest only after the achievement of pre-determined performance metrics. Once the performance metrics are met, vesting of PBRSUs is subject to continued service by the employee. At the end of each reporting period, the Company evaluates the probability that PBRSUs will be earned. The Company records stock-based compensation expense based on the probability that the performance metrics will be achieved over the vesting period.

Business Combinations

The acquisition method of accounting for business combinations requires the Company to use significant estimates and assumptions, including fair value estimates, as of the business combination date and to refine those estimates as necessary during the measurement period (defined as the period, not to exceed one year, in which the Company may adjust the provisional amounts recognized for a business combination based upon new information about facts that existed on the business combination date).

Under the acquisition method of accounting, the Company recognizes separately from goodwill the identifiable assets acquired, the liabilities assumed, and any non-controlling interests in an acquiree, at the acquisition date fair value.

The Company measures goodwill as of the acquisition date as the excess of consideration transferred over the net of the acquisition date amounts of the identifiable assets acquired and liabilities assumed. Costs that the Company incurs to complete the business combination such as investment banking, legal and other professional fees are not considered part of consideration. The Company charges these acquisition costs to general and administrative expense as they are incurred.

During fiscal years 2022, 2021 and 2020, the Company did not have any acquisitions.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences of temporary differences between the financial reporting basis and tax basis of the Company's assets and liabilities, subject to a judgmental assessment of the recoverability of deferred tax assets. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded when it is more-likely-than-not that some of the deferred tax assets may not be realized. Significant judgment is applied when assessing the need for valuation allowances. Areas of estimation include the Company's consideration of future taxable income and ongoing prudent and feasible tax planning strategies. Should a change in circumstances lead to a change in judgment about the utilization of deferred tax assets in future years, the Company would adjust the related valuation allowances in the period that the change in circumstances occurs, along with a corresponding increase or charge to income.

During each fiscal year, management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to utilize existing deferred tax assets. During fiscal year 2022, the Company had no change in its valuation allowance on its deferred tax assets. During fiscal year 2021, the Company determined that it was more-likely-than-not that a portion of the New Jersey net operating losses will not be utilized prior to expiration and, accordingly, recorded an additional valuation allowance of $1.1 million. Significant pieces of objective evidence evaluated included the Company's proportional increase of revenue in other states, which resulted in a dilution of New Jersey sourced income, as well as the Company's forecasted amount of net operating loss utilization in New Jersey for certain members of the combined group. During fiscal year 2020, the Company had a valuation allowance of $86,000 which was related to the California net operating losses that was recorded in previous years and remained unchanged as the available positive and negative evidence did not warrant a revision. As of December 30, 2022, the Company had a total valuation allowance of $1.2 million.

For acquired business entities, if the Company identifies changes to acquired deferred tax asset valuation allowances or liabilities related to uncertain tax positions during the measurement period and they relate to new information obtained about facts and circumstances that existed as of the acquisition date, those changes are considered a measurement period adjustment and the Company records the offset to goodwill. The Company records all other changes to deferred tax asset valuation allowances and liabilities related to uncertain tax positions in current period income tax expense.

The Company recognizes the tax benefit from uncertain tax positions if it is more likely than not that the tax positions will be sustained on examination by the tax authorities, based on the technical merits of the position. The tax benefit is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The Company recognizes interest and penalties related to unrecognized tax benefits in income tax expense. For further information, see Note 11, *"Income Taxes",* of the Notes to consolidated financial statements included in this Annual Report on Form 10-K.

Earnings per Share

The Company computes basic income per common share using net income and the weighted average number of common shares outstanding during the period. Diluted income per common share is computed using net income and the weighted average number of common shares and potentially dilutive common shares outstanding during the period. Potentially dilutive common shares include dilutive outstanding employee stock options, restricted stock awards ("RSA"), PBRSUs, and rights to purchase shares of common stock under the Company's ESPP.

Other Comprehensive Income (loss), Net of Tax

Other comprehensive income (loss), net of tax refers to revenue, expenses, gains and losses that are recorded as an element of shareholders' equity but are excluded from net income. The Company's other comprehensive income (loss), net of tax is comprised of unrealized gains or losses on its interest rate swap agreement designated as cash flow hedges.

Derivatives

From time to time, the Company uses certain interest rate derivatives contracts to hedge interest rate exposures on its variable rate debt. The Company recognizes derivative instruments as either assets or liabilities on its consolidated balance sheets at fair value. The Company records changes in the fair value (i.e., gains or losses) of the derivatives that have been designated as cash flow hedges in its consolidated balance sheets as accumulated other comprehensive income (loss) and in its consolidated statements of comprehensive (loss) income as a loss or gain on cash flow hedge valuation.

Operating Cycle

In accordance with industry practice, amounts realizable and payable under contracts that extend beyond one year are included in current assets (included in contract assets) and current liabilities.

Asset and Liability Valuation and Other Estimates Used in Preparation of Financial Statements

As of December 30, 2022, the Company did not have any impairment with respect to goodwill or long-lived assets, including intangible assets. Changes to the estimated future profitability of the business may require that the Company establish an additional valuation allowance against all or some portion of its net deferred tax assets.

2. RECENT ACCOUNTING PRONOUNCEMENTS

Accounting Pronouncements Recently Adopted

In March 2020, the FASB issued ASU No. 2020-04, "Reference Rate Reform (Topic 848): facilitation of the Effects of Reference Rate Reform on Financial Reporting" ("ASU 2020-04"). ASU 2020-04 provides optional expedients and exceptions for applying U.S. GAAP to contract modifications and hedging relationships that reference the London Interbank Offered Rate ("LIBOR") or another reference rate expected to be discontinued because of reference rate reform. ASU 2020-04 provides, among other things, guidance that modifications of contracts within the scope of Topic 470, Debt, should be accounted for by prospectively adjusting the effective interest rate; modifications of contracts within the scope of Topic 840, Leases, should be accounted for as a continuation of the existing contract; and, changes in the critical terms of hedging relationships, caused by reference rate reform, should not result in the de-designation of the instrument, provided certain criteria are met. In January 2021, the FASB issued ASU No. 2021-01, "Reference Rate Reform (Topic 848) - Scope" ("ASU 2021-01"). ASU 2021-01 clarifies the scope and application of ASU 2020-04 and permits entities, among other things, to elect certain optional expedients and exceptions when accounting for derivative contracts and certain hedging relationships affected by changes in the interest rates used for discounting cash flows. The Company adopted this standard effective March 8, 2022. The Company's previous exposure to LIBOR rates included its credit facilities and swap agreement. The adoption of this standard did not have a material impact to the Company's Consolidated Financial Statements.

3. SUPPLEMENTAL FINANCIAL STATEMENT DATA

Restricted Cash

The following table provides a reconciliation of cash and cash equivalents, and restricted cash reported within the consolidated balance sheets for fiscal years 2022, 2021 and 2020 to the total cash, cash equivalents, and restricted cash shown in the consolidated statements of cash flows for fiscal years 2022, 2021 and 2020:

	December 30, 2022	December 31, 2021	January 1, 2021
	(in thousands)		
Cash and cash equivalents	$ 8,806	$ 11,221	$ 28,405
Restricted cash	10,679	—	—
Total cash, cash equivalents, and restricted cash shown in the consolidated statement of cash flows	$ 19,485	$ 11,221	$ 28,405

Under certain utility contracts, the Company periodically receives cash deposits to be held in trust for the payment of energy incentive rebates to be sent directly to the utility's end-customer on behalf of the utility. The Company acts solely as the utility's agent to distribute these funds to the end-customer and, accordingly, the Company classifies these contractually restricted funds as restricted cash. Because these funds are held in trust for pass through to the utility's customers and have no impact on the Company's working capital or operating cash flows, these cash receipts are presented in the consolidated statement of cash flows as financing cash inflows, "Receipt of restricted cash", with the subsequent payments classified as financing cash outflows, "Payment of restricted cash."

Accounts Receivable

Accounts receivable consisted of the following:

	December 30, 2022	December 31, 2021
	(in thousands)	
Billed	$ 60,842	$ 68,325
Unbilled [1]	74,546	54,817
Contract retentions	8,515	4,472
Other assets [2]	9,583	12,630
	153,486	140,244
Allowance for doubtful accounts	(640)	(1,115)
	$ 152,846	$ 139,129

[1] Unbilled portion represents contract assets which is presented separately from accounts receivable on the consolidated balance sheets.
[2] Other assets represents a portion of receivables greater than one year from the normal course of business presented separately from current assets on the consolidated balance sheets.

The movements in the allowance for doubtful accounts consisted of the following:

	Fiscal Year		
	2022	2021	2020
	(in thousands)		
Balance as of the beginning of the year	$ 1,115	$ 2,127	$ 1,147
(Recovery of) provision for doubtful accounts	243	102	1,329
Write-offs of uncollectible accounts	(718)	(1,224)	(388)
Fair value adjustment	—	110	39
Balance as of the end of the year	$ 640	$ 1,115	$ 2,127

Billed accounts receivable represent amounts billed to clients that have yet to be collected. Unbilled accounts receivable represent revenue recognized, but not yet billed, pursuant to contract terms or accounts billed after the period end. Substantially all unbilled receivables as of December 30, 2022 are, or were expected to be, billed and collected within twelve months of such date. Contract retentions represent amounts invoiced to clients where payments have been withheld pending the completion of certain milestones, other contractual conditions or upon the completion of the project. These retention agreements vary from project to project and could be outstanding for several months.

Allowances for doubtful accounts have been determined through specific identification of amounts considered to be uncollectible and potential write-offs, plus a non-specific allowance for other amounts for which some potential loss has been determined to be probable based on current and past experience.

Consolidated Edison of New York accounted for 10.3% and 19.8% of the Company's billed outstanding receivables as of December 30, 2022 and December 31, 2021, respectively.

From time to time, in connection with factoring agreements, the Company sells trade accounts receivable without recourse to third party purchasers in exchange for cash. During 2022, the Company did not sell any trade accounts receivable. During 2021, the Company sold trade accounts receivable and received cash proceeds of $8.0 million. The discounts on the trade accounts receivable sold during 2021 were $0.8 million and were recorded within "Other, net" in other income (expense) in the consolidated financial statements.

Equipment and Leasehold Improvements

Equipment and leasehold improvements were as follows:

	December 30, 2022		December 31, 2021
	(in thousands)		
Furniture and fixtures	$ 4,062	$	4,070
Computer hardware and software	35,635		26,425
Leasehold improvements	3,097		3,011
Equipment under finance leases	5,503		3,286
Automobiles, trucks, and field equipment	3,134		3,099
Subtotal	51,431		39,891
Accumulated depreciation and amortization	(28,894)		(23,134)
Equipment and leasehold improvements, net	$ 22,537	$	16,757

Depreciation expense of equipment and leasehold improvements totaled $6.3 million, $5.6 million, and $5.0 million in fiscal years 2022, 2021, and 2020, respectively.

Included in accumulated depreciation and amortization is $1.1 million, $0.6 million, and $0.6 million of amortization expense related to equipment held under finance leases in fiscal years 2022, 2021, and 2020, respectively.

Accrued Liabilities

Accrued liabilities were as follows:

	December 30, 2022		December 31, 2021	
	(in thousands)			
Accrued subcontractor costs	$	28,374	$	19,727
Rebate and other		14,643		1,083
Accrued bonuses		8,470		7,767
Accrued accounting and taxes		2,712		2,194
Employee withholdings		2,571		2,665
Compensation and payroll taxes		2,340		2,244
Total accrued liabilities	$	59,110	$	35,680

4. DERIVATIVE FINANCIAL INSTRUMENTS

On January 31, 2019, the Company entered into an interest rate swap agreement that the Company designated as cash flow hedge to fix the variable interest rate on a portion of the Company's Term A Loan (as defined below in Note 5. *"Debt Obligations"*). The interest rate swap agreement had a total notional amount of $35.0 million and had a fixed annual interest rate of 2.47%. The interest rate swap expired on January 31, 2022.

At its expiration, fiscal year 2022 changes in the fair value of the Company's interest rate swap agreement were immaterial to the Company's consolidated financial statements and were included in accrued liabilities in the Company's consolidated balance sheet.

At its expiration, the effective portion of the Company's interest rate swap agreement designated as a cash flow hedge for fiscal year 2022 was immaterial to the Company's consolidated financial statements, and all amounts were reclassified from accumulated other comprehensive income to interest expense.

As of December 30, 2022, the Company had no derivative financial instruments in place.

5. DEBT OBLIGATIONS

Debt obligations, excluding obligations under finance leases (see Note 7, *Leases,* below), consisted of the following:

	December 30, 2022		December 31, 2021	
	(in thousands)			
Outstanding borrowings on Term A Loan	$	65,000	$	75,000
Outstanding borrowings on Revolving Credit Facility		—		—
Outstanding borrowings on Delayed Draw Term Loan		41,000		24,000
Other debt agreements		1,958		2,161
Total debt		107,958		101,161
Issuance costs and debt discounts		(511)		(587)
Subtotal		107,447		100,574
Less current portion of long-term debt		16,903		15,036
Long-term debt portion	$	90,544	$	85,538

Credit Facilities

On June 26, 2019, the Company and certain of its subsidiaries entered into an Amended and Restated Credit Agreement (as amended by the First Amendment, dated as of August 15, 2019, the Second Amendment, dated as of November 6, 2019, the Third Amendment, dated as of May 6, 2020, the Fourth Amendment, dated April 30, 2021, the Fifth Amendment, dated March 8, 2022, the Sixth Amendment, dated August 2, 2022, and the Seventh Amendment, dated November 1, 2022, the "Credit Agreement") with a syndicate of financial institutions as lenders and BMO Harris Bank, N.A. ("BMO"), as administrative agent. The Credit Agreement provides for (i) a $100.0 million secured term loan (the "Term A Loan"), (ii) up to $50.0 million in delayed draw secured term loans (the "Delayed Draw Term Loan"), and (iii) a $50.0 million secured revolving credit facility (the "Revolving Credit Facility" and, collectively with the Term A Loan and the Delayed Draw Term Loan, the "Credit Facilities"), each maturing on June 26, 2024. The Company's obligations under the Credit Agreement are guaranteed by its present and future domestic subsidiaries, with limited exceptions.

Prior to the Fourth Amendment to the Credit Agreement, dated as of April 30, 2021 (the "Fourth Amendment"), the Credit Agreement required the Company to comply with certain financial covenants, including requiring that the Company maintain a (i) total leverage ratio (the "Leverage Ratio"), defined as the ratio of total funded debt to Adjusted EBITDA (as defined in the Credit Agreement), of 6.00 to 1.00 through June 26, 2020, 7.75 to 1.00 through September 25, 2020, 7.50 to 1.00 through January 1, 2021, 6.25 to 1.00 through April 2, 2021, 4.00 to 1.00 through July 2, 2021, and 3.25 to 1.00 through October 1, 2021 and thereafter and (ii) fixed charge coverage ratio ("FCCR Ratio"), defined as the ratio of Adjusted EBITDA less Unfinanced Capital Expenditures (as defined in the Credit Agreement) to Fixed Charges (as defined in the Credit Agreement), of not less than 1.20 to 1.00, in each case tested quarterly, except during the period from May 6, 2020 until July 2, 2021 (the "Initial Covenant Relief Period"), when the maximum Leverage Ratio was increased and the covenant to maintain a minimum FCCR Ratio was replaced with a covenant to maintain a minimum Adjusted EBITDA (as defined in the Third Amendment). In addition, during the Initial Covenant Relief Period, no delayed draw term loans could be borrowed under the Credit Facilities and the Company was prohibited from engaging in share repurchases or making any Permitted Acquisitions (as defined in the Credit Agreement). Additionally, during the Initial Covenant Relief Period, the aggregate amount of all capital expenditures made by the Company could not exceed $7.0 million, and the Company was prohibited from making any earn-out payments if, after giving effect to such earn-out payment, the Company's liquidity would be less than $5.0 million or the aggregate amount of all earn-out payments made by the Company during the Initial Covenant Relief Period would exceed $7.0 million.

Pursuant to the Fourth Amendment, the Initial Covenant Relief Period was extended from July 2, 2021 to and including the earlier of (i) April 1, 2022 and (ii) the last day of the fiscal quarter in which the Company delivers an irrevocable election to terminate the covenant relief granted by the Fourth Amendment (the "Second Covenant Relief Period," and together with the Initial Covenant Relief Period, the "Amended Covenant Relief Period"). The Fourth Amendment also (A) increased the maximum Leverage Ratio the Company is permitted to maintain to 4.50 to 1.00 through June 30, 2021, 5.25 to 1.00 through September 30, 2021, 4.50 to 1.00 through December 31, 2021, 4.25 to 1.00 through March 31, 2022, and 3.25 to 1.00 through June 30, 2022 and thereafter, (B) established the minimum Adjusted EBITDA thresholds (as defined in the Third Amendment) for the remainder of the Amended Covenant Relief Period, (C) removed the previous prohibition during the Initial Covenant Relief Period on the Company's ability to make Delayed Draw Term Loan borrowings, (D) removed the previous prohibition during the Initial Covenant Relief Period on the Company's ability to make Permitted Acquisitions (as defined in the Credit Agreement) and to purchase, redeem or otherwise acquire the Company's common stock, in each case, subject to certain conditions, and (E) increased the maximum amount of earn-out payments the Company was permitted to make during the Amended Covenant Relief Period from $7.0 million to $17.0 million, provided that the Company's liquidity would not be less than $10.0 million after giving effect to such earn-out payment. Additionally, during the remainder of the Amended Covenant Relief Period, the aggregate amount of all capital expenditures made by the Company could not exceed $15.0 million.

Fifth Amendment to the Credit Agreement

On March 8, 2022, the Company entered into the Fifth Amendment to the Credit Agreement (the "Fifth Amendment"). The Fifth Amendment extended the Amended Covenant Relief Period from March 31, 2022 to and including the earlier of (i) December 30, 2022 and (ii) the last day of the fiscal quarter in which the Company delivers an irrevocable election to terminate the covenant relief granted by the Fifth Amendment (the "Third Covenant Relief Period," and together with the Amended Covenant Relief Period, the "Extended Covenant Relief Period").

The Fifth Amendment also (A) amended the minimum Adjusted EBITDA (as defined in the Fifth Amendment) thresholds for the remainder of the Extended Covenant Relief Period, (B) increased the maximum Total Leverage Ratio (as defined in the Credit Agreement) the Company is permitted to maintain through the fiscal quarter ending on December 30, 2022, (C) funded to the Company, on the date of closing, the remaining $20.0 million in available funds from the Delayed Draw Term Loan, and (D) amended the pricing structure of borrowings under the Credit Agreement from utilizing as a reference rate the LIBOR to utilizing the Secured Overnight Financing Rate ("SOFR"). Additionally, during the remainder of the Extended Covenant Relief Period, the aggregate amount of all capital expenditures made by the Company could not exceed $20.0 million.

Pursuant to the Fifth Amendment, during the Extended Covenant Relief Period, borrowings under the Credit Agreement bore interest at either a Base Rate or SOFR (plus 0.10% or 0.15% depending on the interest period), each as defined in the Credit Agreement, at the Company's option, and in each case, plus an applicable margin, which applicable margin ranged from 0.125% to 1.50% with respect to Base Rate borrowings and 1.125% to 2.50% with respect to SOFR borrowings, depending on the Total Leverage Ratio; provided, that SOFR could not be less than 0.00%. The Company was also required to pay a commitment fee for the unused portion of the Revolving Credit Facility and the Delayed Draw Term Loan, which ranged from 0.15% to 0.45% per annum depending on the Total Leverage Ratio, and fees on the face amount of any letters of credit outstanding under the Revolving Credit Facility, which ranged from 0.84% to 1.875% per annum, in each case, depending on whether such letter of credit was a performance or financial letter of credit and the Total Leverage Ratio.

Sixth Amendment to the Credit Agreement

On August 2, 2022, the Company entered into the Sixth Amendment to the Credit Agreement (the "Sixth Amendment"). The Sixth Amendment increased the purchase money indebtedness and Capitalized Lease Obligations (as defined in the Credit Agreement) permissible limit from $1.5 million to $4.0 million, with no other changes to the Credit Agreement.

Seventh Amendment to the Credit Agreement

On November 1, 2022, the Company entered into the Seventh Amendment to the Credit Agreement (the "Seventh Amendment"). The Seventh Amendment, (A) waived the minimum Adjusted EBITDA (as defined in the Fifth Amendment) threshold and any related Default or Event of Default (each as defined in the Fifth Amendment) for the fiscal quarter ending September 30, 2022, (B) amended the maximum Total Leverage Ratio (as defined in the Fifth Amendment) thresholds and the minimum Adjusted EBITDA thresholds, (C) amended the pricing structure of borrowings under the Credit Agreement for periods after November 1, 2022, (D) restricted aggregate borrowings under the Revolving Credit Facility to no more than $10.0 million at any time during the period from November 1, 2022 through the date on which financial statements and compliance documents have been received by the Administrative Agent (as defined in the Credit Agreement) for the fiscal quarter ending March 31, 2023, (E) conditioned access to the accordion feature of the Credit Agreement to periods when the Company's Total Leverage ratio is less than 3.0, (F) amended the Total Leverage Ratio requirement contained in the conditions precedent required upon any Credit Event (as defined in the Credit Agreement) occurring prior to the delivery to the Administrative Agent of the financial statements and compliance documents required for the fiscal quarter ending March 31, 2023, (G) included a general release of all Claims (as defined in the Seventh Amendment) against the Administrative Agent, the L/C Issuer and the Lenders (each as defined in the Credit Agreement) and (H) amended the timing requirement of certain financial reports. Additionally, during the remainder of the Extended Covenant Relief Period, the Company could not make Share Repurchases (as defined in the Seventh Amendment).

Pursuant to the Seventh Amendment, during the period from November 1, 2022 until the date on which the Administrative Agent receives the required financial statements under the Credit Agreement for the fiscal quarter ended March 31, 2023 (the "First Pricing Date"), (A) borrowings under the Credit Agreement will bear interest at SOFR plus 4.00%; provided, that SOFR cannot be less than 0.00%, and (B) the Company will pay a commitment fee of 0.50% per annum for the unused portion of the revolving credit facility under the Credit Agreement.

After the First Pricing Date, borrowings under the Credit Agreement will bear interest at either a Base Rate (as defined in the Credit Agreement) or SOFR, at the Company's option, and in each case, plus an applicable margin, which applicable margin will range from 0.125% to 1.25% with respect to Base Rate borrowings and 1.125% to 2.25% with respect to SOFR borrowings, depending on the Total Leverage Ratio; provided, that SOFR cannot be less than 0.00%, with the specific pricing reset on each date on which the Administrative Agent receives the required financial statements under the Credit Agreement for the fiscal quarter then ended. The Company will also pay a commitment fee for the unused portion of the revolving credit facility and the delayed draft term loan facility under the Credit Agreement, which will range from 0.15% to 0.40% per annum depending on the Total Leverage Ratio, and fees on the face amount of any letters of credit outstanding under the Revolving Credit Facility, which will range from 0.84% to 1.688% per annum, in each case, depending on whether such letter of credit is a performance or financial letter of credit and the Total Leverage Ratio.

The Credit Agreement includes customary events of default and also contains other customary restrictive covenants including (i) restrictions on the incurrence of additional indebtedness and additional liens on property, (ii) restrictions on permitted acquisitions and other investments and (iii) limitations on asset sales, mergers and acquisitions. Further, the Credit Agreement limits the Company's payment of future dividends and distributions and share repurchases by the Company. Subject to certain exceptions, borrowings under the Credit Agreement are also subject to mandatory prepayment from (a) any issuances of debt or equity securities, (b) any sale or disposition of assets, (c) insurance and condemnation proceeds (d) representation and warranty insurance proceeds related to insurance policies issued in connection with acquisitions and (e) excess cash flow.

The Term A Loan issuance costs are amortized to interest expense over the term of the loan, and as of December 30, 2022, issuance costs of $0.5 million remained unamortized. The Delayed Draw Term Loan and Revolving Credit Facility issuance cost of $0.3 million are included in assets in the accompanying consolidated balance sheets.

The Term A Loan amortizes quarterly in installments of $2.5 million beginning with the fiscal quarter ending September 27, 2019, with a final payment of all then remaining principal and interest due on the maturity date of June 26, 2024. Each borrowing under the Delayed Draw Term Loan will amortize quarterly in an amount equal to 2.5% of the aggregate outstanding borrowings under the Delayed Draw Term Loan, beginning with the first full fiscal quarter ending after the initial borrowing date, with a final payment of all then remaining principal and interest due on the maturity date of June 26, 2024. The amounts outstanding under the Credit Facilities may be prepaid in whole or in part at any time without penalty.

Willdan is the borrower under the Credit Agreement and its obligations under the Credit Agreement are guaranteed by its present and future domestic subsidiaries (other than any inactive subsidiaries and Factoring SPV (as defined in the Credit Agreement)). In addition, subject to certain exceptions, all such obligations are secured by substantially all of the assets of Willdan and the subsidiary guarantors.

The Company believes that, as of December 30, 2022, it was in compliance with all covenants contained in the Credit Agreement. As of December 30, 2022, the Company's composite interest rate, exclusive of the effects of upfront fees, undrawn fees and issuance cost amortization, was 8.3% and $4.1 million in letters of credit were issued.

Other Debt Agreements

The Company's other debt agreements are related to financed insurance premiums, a financed software agreement, and a utility customer agreement and are immaterial to the Company's Consolidated Financial Statements.

Future Debt Payments

The following table summarizes the combined principal installments for the Company's debt obligations, excluding capital leases, over the next five years and beyond, as of December 30, 2022:

Fiscal Year:		
2023	$	16,903
2024		90,544
2025		—
2026		—
2027		—
Total debt maturities	$	107,447

6. GOODWILL AND OTHER INTANGIBLE ASSETS

The Company's goodwill primarily relates to the Energy segment and the acquisitions within this segment of E3, Inc., Lime Energy, NAM, Integral Analytics and Abacus Resource Management Company ("Abacus") and substantially all of the assets of Onsite Energy, The Weidt Group, Genesys and 360 Energy Engineers, LLC ("360 Energy"). The remaining goodwill relates to the Engineering and Consulting reporting segment and the acquisition within this segment of Economists LLC.

The changes in the carrying value of goodwill by reporting unit were as follows:

	December 31, 2021	Additional Purchase Cost	Additions / Adjustments	December 30, 2022
	(in thousands)			
Reporting Unit:				
Energy	$ 129,375	$ —	$ —	$ 129,375
Engineering and Consulting	749	—	—	749
	$ 130,124	$ —	$ —	$ 130,124

	January 1, 2021	Additional Purchase Cost	Additions / Adjustments	December 31, 2021
	(in thousands)			
Reporting Unit:				
Energy	$ 129,375	$ —	$ —	$ 129,375
Engineering and Consulting	749	—	—	749
	$ 130,124	$ —	$ —	$ 130,124

The Company tests its goodwill at least annually for possible impairment. The Company completes its annual testing of goodwill as of the last day of the first month of its fourth fiscal quarter each year to determine whether there is impairment. In addition to the Company's annual test, it regularly evaluates whether events and circumstances have occurred that may indicate a potential impairment of goodwill. During a brief period in the fiscal quarter ended December 30, 2022, the Company's market capitalization based upon its stock price temporarily fluctuated below book value. The fair value of the Company using a market capitalization approach based on the Company's share price would also include a control premium not reflected in the share price based on recent transactions that have occurred in the Company's industry. This indicative fair value exceeded the Company's book value; therefore, the Company does not believe it is more likely than not that goodwill was impaired. No impairment was recorded in any year during the three-year period ended December 30, 2022.

The gross amounts and accumulated amortization of the Company's acquired identifiable intangible assets with finite useful lives, included in other intangible assets, net in the accompanying consolidated balance sheets, were as follows:

	December 30, 2022		December 31, 2021		Amortization Period
	Gross Amount	Accumulated Amortization	Gross Amount	Accumulated Amortization	
	(in thousands)				*(in years)*
Finite:					
Backlog	$ 7,944	$ 7,944	$ 7,944	$ 7,222	1.0
Tradename	15,911	10,990	15,911	8,997	2.5 - 6.0
Non-compete agreements	1,420	1,420	1,420	1,413	4.0 - 5.0
Developed technology	15,810	11,871	15,500	8,950	8.0
Customer relationships	58,149	25,523	58,149	19,939	5.0 - 8.0
Total finite intangible assets	99,234	57,748	98,924	46,521	
In-process research and technology [(1)]	—	—	310	—	
Total intangible assets	$ 99,234	$ 57,748	$ 99,234	$ 46,521	

[(1)]   In-process research and technology is not amortized until put into use.

During the twelve months ended December 30, 2022, the Company reclassified $0.3 million of in-process research and technology to developed technology and commenced amortization over its estimated useful life.

At the time of acquisition, the Company estimates the fair value of the acquired identifiable intangible assets based upon the facts and circumstances related to the particular intangible asset. Inherent in such estimates are judgments and estimates of future revenue, profitability, cash flows and appropriate discount rates for any present value calculations. The Company preliminarily estimates the value of the acquired identifiable intangible assets and then finalizes the estimated fair values during the purchase allocation period, which does not extend beyond 12 months from the date of acquisition.

The Company's amortization expense for acquired identifiable intangible assets with finite useful lives was $11.2 million, $11.5 million, and $13.7 million for the fiscal years 2022, 2021 and 2020, respectively.

Estimated amortization expense for acquired identifiable intangible assets for fiscal year 2023 and the succeeding years is as follows:

	Future Intangible Asset Amortization expense
	(in thousands)
Fiscal year:	
2023	$ 9,928
2024	6,806
2025	6,235
2026	5,513
2027	5,513
Thereafter	7,491
	$ 41,486

7. LEASES

The Company leases certain office facilities under long-term, non-cancellable operating leases that expire at various dates through the year 2027. In addition, the Company is obligated under finance leases for certain furniture and office equipment that expire at various dates through the year 2027.

On December 29, 2018, the Company adopted ASU No. 2016-02, Leases (Topic 842) using the modified retrospective method. Under this guidance, the net present value of future lease payments is recorded as right-of-use assets and lease liabilities. In addition, the Company elected the 'package of practical expedients' permitted under the transition guidance within the new standard, which among other things, allowed the Company to carry forward the historical lease classification. In addition, the Company elected not to utilize the hindsight practical expedient to determine the lease term for existing leases. The Company elected the short-term lease recognition exemption for all leases that qualify. This means, for those leases that qualify, the Company did not recognize right-of-use assets or lease liabilities, including not recognizing right-of-use assets or lease liabilities for existing short-term leases of those assets in transition. The Company also elected the practical expedient to not separate lease and non-lease components for our facilities leases.

From time to time, the Company enters into non-cancelable leases for some of its facility and equipment needs. These leases allow the Company to conserve cash by paying a monthly lease rental fee for the use of facilities and equipment rather than purchasing them. The Company's leases typically have remaining terms ranging from one to eight years, some of which may include options to extend the leases for up to five years, and some of which may include options to terminate the leases within one year. Currently, all of the Company's leases contain fixed payment terms. The Company may decide to cancel or terminate a lease before the end of its term, in which case it is typically liable to the lessor for the remaining lease payments under the term of the lease. Additionally, all of the Company's month-to-month leases are cancelable by the Company or the lessor, at any time, and are not included in the Company's right-of-use asset or lease liability. As of December 30, 2022, the Company had no leases with residual value guarantees. Typically, the Company has purchase options on the equipment underlying its long-term leases. The Company may exercise some of these purchase options when the need for equipment is on-going and the purchase option price is attractive. Nonperformance-related default covenants, cross-default provisions, subjective default provisions and material adverse change clauses contained in material lease agreements, if any, are also evaluated to determine whether those clauses affect lease classification in accordance with "ASC" Topic 842-10-25. Leases are accounted for as operating or financing leases, depending on the terms of the lease.

Financing Leases

The Company leases certain equipment under financing leases. The economic substance of the leases is a financing transaction for acquisition of equipment and leasehold improvements. Accordingly, the right-of-use assets for these leases are included in the balance sheets in equipment and leasehold improvements, net of accumulated depreciation, with a corresponding amount recorded in current portion of financing lease obligations or noncurrent portion of financing lease obligations, as appropriate. The financing lease assets are amortized over the life of the lease or, if shorter, the life of the leased asset, on a straight-line basis and included in depreciation expense. The interest associated with financing lease obligations is included in interest expense.

Right-of-use assets

Operating leases are included in right-of-use assets, and current portion of lease liability and noncurrent portion of lease liability, as appropriate. Right-of-use assets and lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date. As most of the Company's leases do not provide an implicit rate to calculate present value, the Company determines this rate by estimating the Company's incremental borrowing rate at the lease commencement date. The right-of-use asset also includes any lease payments made and initial direct costs incurred at lease commencement and excludes lease incentives. The Company's lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense for minimum lease payments is recognized on a straight-line basis over the lease term.

The following is a summary of the lease expense:

	Fiscal Year		
	2022	2021	2020
	(in thousands)		
Operating lease cost	$ 6,140	$ 6,497	$ 7,031
Finance lease cost:			
Amortization of assets	1,118	577	589
Interest on lease liabilities	76	34	29
Total net lease cost	$ 7,334	$ 7,108	$ 7,649

The following is a summary of lease information presented on the Company's consolidated balance sheet:

	December 30, 2022	December 31, 2021
	(in thousands)	
Operating leases:		
Right-of-use assets	$ 12,390	$ 15,177
Lease liability	$ 4,625	$ 5,575
Lease liability, less current portion	8,599	10,768
Total lease liabilities	$ 13,224	$ 16,343
Finance leases (included in equipment and leasehold improvements, net):		
Equipment and leasehold improvements, net	$ 5,503	$ 3,286
Accumulated depreciation	(2,830)	(1,947)
Total equipment and leasehold improvements, net	$ 2,673	$ 1,339
Finance lease obligations	$ 1,113	$ 539
Finance lease obligations, less current portion	1,601	778
Total finance lease obligations	$ 2,714	$ 1,317
Weighted average remaining lease term (in years):		
Operating Leases	3.35	3.79
Finance Leases	2.66	2.62
Weighted average discount rate:		
Operating Leases	4.25 %	4.28 %
Finance Leases	3.47 %	2.78 %

Rent expense for fiscal years 2022, 2021 and 2020 was $6.5 million, $6.8 million, and $7.6 million, respectively.

The following is a summary of other information and supplemental cash flow information related to finance and operating leases:

	Fiscal Year					
	2022		2021		2020	
	(in thousands)					
Cash paid for amounts included in the measurement of lease liabilities:						
Operating cash flow from operating leases	$	6,471	$	6,727	$	6,972
Operating cash flow from finance leases		76		34		29
Financing cash flow from finance leases		1,054		545		549
Right-of-use assets obtained in exchange for lease liabilities:						
Operating leases	$	2,745	$	783	$	3,186

The following is a summary of the maturities of lease liabilities as of December 30, 2022:

	Operating		Finance	
	(in thousands)			
Fiscal year:				
2023.	$	5,069	$	1,253
2024.		3,630		979
2025.		2,801		381
2026.		2,251		172
2027.		453		62
2028 and thereafter.		—		—
Total lease payments		14,204		2,847
Less: Imputed interest.		(980)		(133)
Total lease obligations.		13,224		2,714
Less: Current obligations		4,625		1,113
Noncurrent lease obligations.	$	8,599	$	1,601

The imputed interest for finance lease obligations represents the interest component of finance leases that will be recognized as interest expense in future periods. The financing component for operating lease obligations represents the effect of discounting the operating lease payments to their present value.

8. COMMITMENTS AND VARIABLE INTEREST ENTITIES

Employee Benefit Plans

The Company has a qualified profit sharing plan pursuant to Code Section 401(a) and qualified cash or deferred arrangement pursuant to Code Section 401(k) covering all employees. Employees may elect to contribute up to 50% of their compensation limited to the amount allowed by tax laws. Company contributions are made solely at the discretion of the Company's board of directors.

The Company also had a defined contribution plan (the "Plan") covering employees who have completed three months of service and who have attained 21 years of age. The Company elected to make matching contributions equal to 50% of the participants' contributions to the Plan up to 6% of the individual participant's compensation, subject to a set maximum. Under the defined contribution plan, the Company may make discretionary matching contributions to employee accounts.

The Company made matching contributions of $2.3 million, $2.0 million, and $1.5 million during fiscal years 2022, 2021 and 2020, respectively.

Variable Interest Entities

On March 4, 2016, the Company and the Company's wholly-owned subsidiary, WES, acquired substantially all of the assets of Genesys and assumed certain specified liabilities of Genesys (collectively, the "Purchase") pursuant to an Asset Purchase and Merger Agreement, dated as of February 26, 2016 (the "Agreement"), by and among Willdan Group, Inc., WES, WESGEN (as defined below), Genesys and Ronald W. Mineo ("Mineo") and Robert J. Braun ("Braun" and, together with Mineo, the "Genesys Shareholders"). On March 5, 2016, pursuant to the terms of the Agreement, WESGEN, Inc., a non-affiliated corporation ("WESGEN"), merged (the "Merger" and, together with the Purchase, the "Acquisition") with Genesys, with Genesys remaining as the surviving corporation. Genesys was acquired to strengthen the Company's power engineering capability in the northeastern U.S., and also to increase client exposure and experience with universities.

Genesys continues to be a professional corporation organized under the laws of the State of New York, wholly-owned by one or more licensed engineers. Pursuant to New York law, the Company does not own capital stock of Genesys. The Company has entered into an agreement with the Shareholder of Genesys pursuant to which the Shareholder will be prohibited from selling, transferring or encumbering the Shareholder's ownership interest in Genesys without the Company's consent. Notwithstanding the Company's rights regarding the transfer of Genesys's stock, the Company does not have control over the professional decision making of Genesys's engineering services. The Company has entered into an administrative services agreement with Genesys pursuant to which WES will provide Genesys with ongoing administrative, operational and other non-professional support services. Genesys pays WES a service fee, which consists of all of the costs incurred by WES to provide the administrative services to Genesys plus ten percent of such costs, as well as any other costs that relate to professional service supplies and personnel costs. As a result of the administrative services agreement, the Company absorbs the expected losses of Genesys through its deferral of Genesys's service fees owed to WES.

The Company manages Genesys and has the power to direct the activities that most significantly impact Genesys's performance, in addition to being obligated to absorb expected losses from Genesys. Accordingly, the Company is the primary beneficiary of Genesys and consolidates Genesys as a VIE. In addition, the Company concluded there is no noncontrolling interest related to the consolidation of Genesys because the Company determined that (i) the shareholder of Genesys does not have more than a nominal amount of equity investment at risk, (ii) WES absorbs the expected losses of Genesys through its deferral of Genesys's service fees owed to WES and the Company has, since entering into the administrative services agreement, had to continuously defer service fees for Genesys, and (iii) the Company believes Genesys will continue to have a shortfall on payment of its service fees for the foreseeable future, leaving no expected residual returns for the shareholder.

As of December 30, 2022, the Company had one VIE — Genesys.

9. SEGMENT AND GEOGRAPHICAL INFORMATION

Segment Information

The Company's two segments are Energy and Engineering and Consulting, and the Company's chief operating decision maker, which continues to be its chief executive officer, receives and reviews financial information in this format.

There were no intersegment sales during the fiscal years 2022, 2021, or 2020. The Company's chief operating decision maker evaluates the performance of each segment based upon income or loss from operations before income taxes. Certain segment asset information including expenditures for long-lived assets has not been presented as it is not reported to or reviewed by the chief operating decision maker. In addition, enterprise-wide service line contract revenue is not included as it is impracticable to report this information for each group of similar services.

Financial information with respect to the reportable segments and reconciliation to the amounts reported in the Company's consolidated financial statements follows:

	Energy		Engineering & Consulting		Unallocated Corporate		Intersegment		Consolidated Total
					(in thousands)				
Fiscal Year 2022									
Contract revenue	$	357,460	$	71,678	$	—	$	—	$ 429,138
Depreciation and amortization		16,507		982		—		—	17,489
Interest expense		11		—		5,317		—	5,328
Segment profit (loss) before income tax expense		(9,544)		10,896		(12,804)		—	(11,452)
Income tax (benefit) expense		(2,504)		2,858		(3,358)		—	(3,004)
Net income (loss)		(7,041)		8,037		(9,444)		—	(8,448)
Segment assets [(1)]		342,067		22,034		68,703		(23,130)	409,674
Fiscal Year 2021									
Contract revenue	$	286,385	$	67,370	$	—	$	—	$ 353,755
Depreciation and amortization		16,156		990		—		—	17,146
Interest expense		8		—		3,861		—	3,869
Segment profit (loss) before income tax expense		(4,808)		9,135		(16,731)		—	(12,404)
Income tax (benefit) expense		(1,546)		2,936		(5,377)		—	(3,987)
Net income (loss)		(3,263)		6,198		(11,352)		—	(8,417)
Segment assets [(1)]		363,232		21,423		32,897		(23,130)	394,422
Fiscal Year 2020									
Contract revenue	$	324,178	$	66,802	$	—	$	—	$ 390,980
Depreciation and amortization		17,666		1,077		—		—	18,743
Interest expense		32		—		5,036		—	5,068
Segment profit (loss) before income tax expense		(9,963)		9,500		(19,206)		—	(19,669)
Income tax (benefit) expense		(2,621)		2,499		(5,051)		—	(5,173)
Net income (loss)		(7,343)		7,002		(14,155)		—	(14,496)
Segment assets [(1)]		337,739		21,796		66,619		(23,130)	403,024

[(1)] Segment assets are presented net of intercompany receivables.

The following tables provide information about disaggregated revenue by contract type, client type and geographical region:

| | 2022 | | |
	Energy	Engineering and Consulting	Total
	(in thousands, except percentage)		
Contract Type			
Time-and-materials	$ 32,491	$ 53,584	$ 86,075
Unit-based	180,509	14,296	194,805
Fixed price	144,460	3,798	148,258
Total [1]	$ 357,460	$ 71,678	$ 429,138
Client Type			
Commercial	$ 29,782	$ 5,566	$ 35,348
Government	126,494	65,969	192,463
Utilities	201,184	143	201,327
Total [1]	$ 357,460	$ 71,678	$ 429,138
Geography [1]			
Domestic	$ 357,460	$ 71,678	$ 429,138

| | 2021 | | |
	Energy	Engineering and Consulting	Total
	(in thousands, except percentage)		
Contract Type			
Time-and-materials	$ 34,004	$ 52,209	$ 86,213
Unit-based	180,311	10,688	190,999
Fixed price	72,069	4,474	76,543
Total [1]	$ 286,384	$ 67,371	$ 353,755
Client Type			
Commercial	$ 24,541	$ 5,323	$ 29,864
Government	65,249	61,899	127,148
Utilities	196,594	149	196,743
Total [1]	$ 286,384	$ 67,371	$ 353,755
Geography [1]			
Domestic	$ 286,384	$ 67,371	$ 353,755

| | 2020 | | |
	Energy	Engineering and Consulting	Total
	(in thousands, except percentage)		
Contract Type			
Time-and-materials	$ 47,912	$ 53,840	$ 101,752
Unit-based	170,991	9,195	180,186
Fixed price	105,275	3,767	109,042
Total [1]	$ 324,178	$ 66,802	$ 390,980
Client Type			
Commercial	$ 36,212	$ 5,155	$ 41,367
Government	93,821	61,412	155,233
Utilities	194,145	235	194,380
Total [1]	$ 324,178	$ 66,802	$ 390,980
Geography [1]			
Domestic	$ 324,178	$ 66,802	$ 390,980

[1] Revenue from our foreign operations were immaterial for fiscal years 2022, 2021, and 2020.

The following sets forth the assets that are included in Unallocated Corporate as of December 30, 2022 and December 31, 2021.

	2022	2021
	(in thousands)	
Assets:		
Cash and cash equivalents	$ 8,806	$ 11,221
Restricted cash	10,679	—
Accounts Receivable, net	(11,793)	(40,441)
Prepaid expenses	3,366	2,811
Intercompany receivables	1,706,878	1,131,100
Goodwill	2	2
Other receivables	4,154	4,328
Equipment and leasehold improvements, net	1,680	1,190
Investments in subsidiaries	32,885	36,084
ROU Assets	126	452
Other	254	399
Deferred income taxes	18,543	16,849
	$ 1,775,580	$ 1,163,995

Geographical Information

Substantially all of the Company's consolidated revenue was derived from its operations in the U.S. In connection with the Company's acquisition of E3, Inc. in October 28, 2019, the Company expanded its operations into Canada. Revenues from the Company's Canadian operations were not material for fiscal years 2022, 2021, and 2020.

Customer Concentration

For fiscal years 2022, 2021, and 2020, the Company's top 10 customers accounted for 54.6%, 49.2%, and 48.0%, respectively, of the Company's consolidated contract revenue. During fiscal years 2022, 2021, and 2020, the Company had individual customers that accounted for more than 10% of its consolidated contract revenues. For fiscal year 2022, the Company derived 12.0% of its consolidated contract revenue from one customer, Los Angeles Department of Water and Power ("LADWP"). For fiscal year 2021, the Company derived 10.8% of its consolidated contract revenue from one customer, LADWP. For fiscal year 2020, the Company derived 10.2% of its consolidated contract revenue from one customer, LADWP.

On a segment basis, the Company also had individual customers that accounted for more than 10% of its segment contract revenues. For fiscal year 2022, the Company derived 14.4% of its Energy segment revenues from one customer, LADWP, and had no individual customers that accounted for more than 10% of its Engineering and Consulting segment revenues. For fiscal year 2021, the Company derived 34.5% of its Energy segment revenues from three customers, LADWP, Duke Energy and Consolidated Edison of New York, and it derived 10.3% of its Engineering and Consulting segment revenues from one customer, the City of Elk Grove. For fiscal year 2020, the Company derived 22.5% of its Energy segment revenues from two customers, LADWP and The Dormitory Authority State of New York ("DASNY"), and it derived 18.2% of its Engineering and Consulting segment revenues from one customer, the City of Elk Grove.

The Company's largest clients are based in California and New York. In fiscal years 2022, 2021, and 2020, services provided to clients in California accounted for 41.7%, 36.8%, and 37.0%, respectively, of the Company's contract revenue, and services provided to clients in New York accounted for 22.8%, 21.0%, and 19.2%, respectively, of the Company's contract revenue.

10. SHAREHOLDERS' EQUITY

Stock Incentive Plans

2006 Stock Incentive Plan

In June 2006, the Company's board of directors adopted the 2006 Stock Incentive Plan ("2006 Plan") and it received stockholder approval. The Company re-submitted the 2006 Plan to its stockholders for post-IPO approval at the 2007 annual meeting of the stockholders and it was approved. After the Company's shareholders approved the 2008 Plan (as defined below) in June 2008, no additional awards were granted under the 2006 Plan. The 2006 Plan had 300,000 shares of common stock reserved for issuance to the Company's directors, executives, officers, employees, consultants and advisors. Approximately 182,735 shares that were available for award grant purposes under the 2006 Plan became available for grant under the 2008 Plan following shareholder approval of the 2008 Plan. Options granted under the 2006 Plan could be "non-statutory stock options" which expired no more than 10 years from the date of grant or "incentive stock options" as defined in Section 422 of the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"). Upon exercise of non-statutory stock options, the Company is generally entitled to a tax deduction on the exercise of the option for an amount equal to the excess over the exercise price of the fair market value of the shares at the date of exercise. The Company is generally not entitled to any tax deduction on the exercise of an incentive stock option. The 2006 Plan terminated in June 2016 and, as of December 30, 2022, there were no outstanding stock options under the 2006 Plan.

Amended and Restated 2008 Performance Incentive Plan

In March 2008, the Company's board of directors adopted the 2008 Performance Incentive Plan ("2008 Plan"), and it received stockholder approval at the 2008 annual meeting of the stockholders in June 2008. The 2008 Plan was originally set to terminate on April 17, 2027 but received a ten-year extension at the 2019 annual meeting of the stockholders and a three-year extension at the 2022 annual meeting of the stockholders. The 2008 Plan is currently scheduled to expire on April 18, 2032. The 2008 Plan initially had 450,000 shares of common stock reserved for issuance (not counting any shares originally available under the 2006 Plan that "poured over.") At the 2010, 2012, 2016, 2017, 2019, and 2022 annual meetings of the stockholders, the stockholders approved 350,000, 500,000, 500,000, 875,000, 955,000, and 478,000 share increases, respectively, to the 2008 Plan. The maximum number of shares of the Company's common stock that may be issued or transferred pursuant to awards under the 2008 Plan can also be increased by any shares subject to stock options granted under the 2006 Plan and outstanding as of June 9, 2008 which expire, or for any reason are cancelled or terminated, after June 9, 2008 without being exercised. The 2008 Plan currently has 392,000 shares of common stock reserved for issuance. Awards authorized by the 2008 Plan include stock options, stock appreciation rights, restricted stock, stock bonuses, stock units, performance stock, and other share-based awards. No participant may be granted an option to purchase more than 300,000 shares in any fiscal year. Options generally may not be granted with exercise prices less than fair market value at the date of grant, with vesting provisions and contractual terms determined by the compensation committee of the board of directors on a grant-by-grant basis, subject to the minimum vesting provisions contained in the 2008 Plan. Options granted under the 2008 Plan may be "nonqualified stock options" or "incentive stock options" as defined in Section 422 of the Internal Revenue Code. The maximum term of each option shall be 10 years. Upon exercise of nonqualified stock options, the Company is generally entitled to a tax deduction on the exercise of the option for an amount equal to the excess over the exercise price of the fair market value of the shares at the date of exercise. The Company is generally not entitled to any tax deduction on the exercise of an incentive stock option. For awards other than stock options, the Company is generally entitled to a tax deduction at the time the award holder recognizes income with respect to the award equal to the amount of compensation income recognized by the award holder. Options and other awards provide for accelerated vesting if there is a change in control (as defined in the 2008 Plan) and the outstanding awards are not substituted or assumed in connection with the transaction.

Through December 30, 2022, outstanding awards granted, net of forfeitures and exercises, under the 2008 Plan consisted of 40,000 shares of incentive stock options, 776,000 shares of nonqualified stock options, 135,000 shares of restricted stock awards and 66,000 shares of performance-based restricted stock units.

Employee Stock Purchase Plan

Amended and Restated 2006 Employee Stock Purchase Plan

The Company adopted its Amended and Restated 2006 Employee Stock Purchase Plan ("ESPP") to allow eligible employees the right to purchase shares of common stock, at semi-annual intervals, with their accumulated payroll deductions. The ESPP received stockholder approval in June 2006. The Company re-submitted the ESPP to its stockholders for post-IPO approval at the 2007 annual stockholders' meeting where approval was obtained. The ESPP initially had 300,000 shares of common stock reserved for issuance. At the 2017 annual meeting of the stockholders, the stockholders approved an 825,000 share increase to the ESPP. A total of 1,125,000 shares of the Company's common stock have been reserved for issuance under the ESPP.

The ESPP has semi-annual periods beginning on each January 1 and ending on each June 30 and beginning on each July 1 and ending on each December 31. The first offering period commenced on February 10, 2007 and ended on June 30, 2007. Participants make contributions under the ESPP only by means of payroll deductions each payroll period. The rate of payroll contributions elected by a Participant may not be less than one percent (1%) nor more than ten percent (10%) of the Participant's Earnings for each payroll period, and only whole percentages may be elected. The accumulated contributions are applied to the purchase of shares. Shares are purchased under the ESPP on or as soon as practicable after, the last day of the offering period. The purchase price per share equals 85% of the fair market value of a share on the lesser price of the share on the first day or last day of the offering period. The Company's Amended and Restated 2006 Employee Stock Purchase Plan is a compensatory plan.

As of December 30, 2022, there were 364,000 shares available for issuance under the ESPP.

Stock-based Compensation Expense

The compensation expense that has been recognized for stock options, RSAs, performance-based restricted stock units ("PBRSU"), and ESPP issued under these plans was $8.4 million, $16.6 million, and $16.1 million for fiscal years 2022, 2021, and 2020, respectively.

The Company did not have any unrecognized compensation expense related to nonvested stock options for fiscal years 2022 and 2021. The total unrecognized compensation expense related to nonvested stock options was $0.4 million for fiscal year 2020.

The total unrecognized compensation expense related to RSAs was $1.7 million, $3.3 million, and $3.6 million, for fiscal years 2022, 2021, and 2020, respectively.

The total unrecognized compensation expense related to PBRSUs was $4.0 million, $2.2 million, and $13.2 million for the fiscal years 2022, 2021, and 2020, respectively. That expense is expected to be recognized over a weighted-average period of 1.9 years.

There were no options granted that were immediately vested during the fiscal years 2022, 2021, or 2020.

Summary of Stock Option Activity

A summary of option activity under the 2006 Plan and 2008 Plan as of December 30, 2022 and changes during the fiscal years ended December 30, 2022, December 31, 2021 and January 1, 2021 is presented below. The intrinsic value of the fully-vested options is $2.1 million based on the Company's closing stock price of $17.85 and the average exercise price of outstanding options on December 30, 2022.

	Options		Weighted-Average Exercise Price		Weighted-Average Remaining Contractual Term
	(in thousands)				*(in years)*
Outstanding at December 31, 2021	849	$	19.89		4.68
Granted	—		—		—
Exercised	(33)		8.12		—
Forfeited or expired	—		—		—
Outstanding at December 30, 2022	816	$	20.38		3.68
Vested and expected to vest at December 30, 2022	816	$	20.38		3.68
Exercisable at December 30, 2022	816	$	20.38		3.68

	Options		Weighted-Average Exercise Price		Weighted-Average Remaining Contractual Term
	(in thousands)				*(in years)*
Outstanding at January 1, 2021	1,003	$	18.86		5.43
Granted	—		—		—
Exercised	(150)		12.86		—
Forfeited or expired	(4)		24.33		—
Outstanding at December 31, 2021	849	$	19.89		4.68
Vested and expected to vest at December 31, 2021	849	$	19.89		4.68
Exercisable at December 31, 2021	849	$	19.89		4.68

	Options		Weighted-Average Exercise Price		Weighted-Average Remaining Contractual Term
	(in thousands)				*(in years)*
Outstanding at December 27, 2019	1,124	$	17.80		6.06
Granted	—		—		—
Exercised	(119)		9.12		—
Forfeited or expired	(2)		2.71		—
Outstanding at January 1, 2021	1,003	$	18.86		5.43
Vested and expected to vest at January 1, 2021	1,003	$	18.86		5.43
Exercisable at January 1, 2021	952	$	18.16		5.31

A summary of the status of the Company's nonvested options and changes in nonvested options is presented below:

	Options		Weighted-Average Grant-Date Fair Value
	(in thousands)		
Nonvested at December 31, 2021	—	$	—
Granted	—		—
Vested	—		—
Forfeited	—		—
Nonvested at December 30, 2022	—		—

	Options		Weighted-Average Grant-Date Fair Value
	(in thousands)		
Nonvested at January 1, 2021	52	$	31.73
Granted	—		—
Vested	(52)		31.73
Forfeited	—		—
Nonvested at December 31, 2021	—		—

	Options		Weighted-Average Grant-Date Fair Value
	(in thousands)		
Nonvested at December 27, 2019	166	$	12.15
Granted	—		—
Vested	(114)		30.97
Forfeited	—		—
Nonvested at January 1, 2021	52		31.73

Summary of Restricted Stock Activity

A summary of restricted stock activity under the 2008 Plan as of December 30, 2022 is presented below:

	Restricted Stock		Weighted-Average Grant Date Fair Value
	(in thousands)		
Outstanding at December 31, 2021	110	$	38.30
Awarded	104		31.48
Vested	(74)		36.55
Forfeited	(5)		36.51
Outstanding at December 30, 2022	135	$	34.07
Outstanding at January 1, 2021	128	$	33.21
Awarded	63		41.02
Vested	(75)		32.09
Forfeited	(6)		36.69
Outstanding at December 31, 2021	110	$	38.30
Outstanding at December 27, 2019	58	$	33.33
Awarded	99		32.89
Vested	(29)		32.35
Forfeited	—		—
Outstanding at January 1, 2021	128	$	33.21

Summary of Performance-Based Restricted Stock Unit Activity

A summary of performance-based restricted stock unit activity under the 2008 Plan as of December 30, 2022 is presented below:

	Performance-Based Restricted Stock Unit		Weighted-Average Grant Date Fair Value
	(in thousands)		
Outstanding at December 31, 2021	224	$	31.31
Awarded	186		38.82
Released	(278)		40.99
Forfeited	(66)		26.61
Outstanding at December 30, 2022	66	$	27.93
Outstanding at January 1, 2021	379	$	20.68
Awarded	282		34.84
Released	(411)		29.08
Forfeited	(26)		29.93
Outstanding at December 31, 2021	224	$	31.31
Outstanding at December 27, 2019	431	$	20.68
Awarded	413		29.22
Released	(447)		28.26
Forfeited	(18)		28.62
Outstanding at January 1, 2021	379	$	20.68

Fair Value Valuation Assumptions

Stock Option Grants

The fair value of each option is calculated using the Black-Scholes option valuation model that uses the assumptions noted in the following table. Expected volatility is based upon historical volatility of "guideline companies" since the length of time the Company's shares have been publicly traded is equal to the contractual term of the options. The expected term of the option, taking into account both the contractual term of the option and the effects of employees' expected exercise and expected post-vesting termination behavior is estimated based upon the simplified method. Under this approach, the expected term is presumed to be the mid-point between the vesting date and the end of the contractual term. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. No options were granted during fiscal years 2022, 2021 or 2020.

RSA and PBRSU Grants

The Company's restricted stock awards are valued on the closing price of the Company's common stock on the date of grant and typically vest over a two to three-year period.

The Company's performance-based restricted stock unit awards are valued on the closing price of the Company's common stock on the date of grant and vest over a performance period. Under the Company's PBRSU design, awards vest based on two performance metrics. For the PBRSU awards granted in fiscal year 2022, 50% of each award will vest based upon the Company's Adjusted EBITDA performance over a three-year performance period, and the remaining 50% of each award will vest based upon the Company's adjusted diluted earnings per share performance over a three-year performance period, respectively. For the PBRSU awards granted in fiscal year 2021, 50% of the award will vest based upon the Company's Adjusted EBITDA performance over a one-year performance period, and the remaining 50% of the award will vest based upon the Company's Net Revenue performance over a one-year performance period. For the PBRSU awards granted in fiscal year 2020, 50% of each award will vest based upon the Company's Adjusted EBITDA performance over a two-year performance period, and the remaining 50% of each award will vest based upon the Company's adjusted diluted earnings per share performance over a two-year performance period, respectively.

ESPP

The fair value of ESPP purchase rights issued is calculated using the Black-Scholes valuation model that uses the assumptions noted in the following table. Purchase right under the ESPP are generally granted on either January 1 or July 1 of each year. The assumptions are as follows:

	2022	2021	2020
Weighted-average expected term (in years)	.5	.5	.5
Risk-Free interest Rate	1.4 %	0.1 %	0.9 %
Stock Price Volatility	30.0 %	31.9 %	30.3 %
Dividend yield	0 %	0 %	0 %
Fair Value	$ 31.11	$ 40.21	$ 28.39

WILLDAN GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

11. INCOME TAXES

The provision for income taxes is comprised of [1]:

	Fiscal Year		
	2022	2021	2020
	(in thousands)		
Current federal taxes	$ (1,224)	$ (1,606)	$ (592)
Current state taxes	(73)	530	166
Current foreign taxes	—	—	18
Deferred federal taxes	(1,519)	(2,656)	(2,939)
Deferred state taxes	(188)	(255)	(1,826)
	$ (3,004)	$ (3,987)	$ (5,173)

(1) Revenue from the Company's foreign operations was immaterial for fiscal years 2022, 2021, and 2020.

The provision for income taxes reconciles to the amounts computed by applying the statutory federal tax rate of 21% for fiscal years 2022, 2021 and 2020 to the Company's income before income taxes. The sources and tax effects of the differences for fiscal years 2022, 2021 and 2020 are as follows:

	2022	2021	2020
	(in thousands)		
Computed "expected" federal income tax expense	$ (2,405)	$ (2,605)	$ (4,130)
Permanent differences	24	18	122
Nondeductible executive compensation	711	1,349	1,386
Stock options and disqualifying dispositions	576	(1,276)	4
Energy efficient building deduction	(1,378)	(558)	(738)
Current and deferred state income tax expense, net of federal benefit	(111)	(660)	(1,205)
Adjustment for uncertain tax positions	—	—	(142)
Research and development tax credit	(517)	(761)	(527)
Federal rate differential on NOL carryback	—	(579)	—
Change in valuation allowance	—	1,105	—
Other	96	(20)	57
	$ (3,004)	$ (3,987)	$ (5,173)

The tax effects of temporary differences that give rise to significant portions of the net deferred tax assets and liabilities are as follows:

	December 30, 2022		December 31, 2021	
	(in thousands)			
Deferred tax assets:				
Other accrued liabilities	$	1,374	$	1,638
Federal and state net operating losses		23,089		22,645
Lease liability		3,592		4,523
Stock compensation		1,404		3,291
Capitalized research and development		2,078		—
Credit carryforwards		1,754		1,345
Excess business interest limitation		1,437		646
Other		207		345
Total deferred tax assets		34,935		34,433
Valuation allowance		(1,191)		(1,191)
Net deferred tax assets	$	33,744	$	33,242
Deferred tax liabilities:				
Deferred revenue	$	(4,223)	$	(3,526)
Fixed assets		(2,778)		(2,875)
Intangible assets		(4,794)		(5,790)
Lease right-of-use assets		(3,406)		(4,202)
Total deferred tax liabilities		(15,201)		(16,393)
Net deferred tax asset	$	18,543	$	16,849

As of December 30, 2022, the Company had federal and state operating loss carryovers of $82.8 million and $91.6 million, respectively, and federal and state tax credit carryforwards of $1.6 million and $0.3 million, respectively. Out of the federal operating loss, $13.2 million will carryforward indefinitely. The remaining carryovers will begin to expire in 2023 through 2042.

During each fiscal year, management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to utilize existing deferred tax assets. During fiscal year 2022, no changes were made to tax valuation allowance as the available positive and negative evidence did not warrant a revision. During fiscal year 2021, the Company determined that it was more-likely-than-not that a portion of the New Jersey net operating losses would not be utilized prior to expiration and, accordingly, recorded a valuation allowance of $1.1 million. Significant pieces of objective evidence evaluated included the Company's proportional increase of revenue to other states resulting in a dilution of New Jersey sourced income as well as the Company's forecasted amount of net operating loss utilization in New Jersey for certain members of the combined group.

As of December 30, 2022, the Company's liabilities related to uncertain tax positions were immaterial to the consolidated financial statements. As of December 31, 2021, the Company did not have any liabilities related to uncertain tax positions. The Company may be subject to examination by the Internal Revenue Service ("IRS") for calendar years 2019 through 2022. The Company may also be subject to examination on certain state and local jurisdictions for the years 2018 through 2022.

The Company's policy is to recognize interest and penalties related to unrecognized tax benefits in income tax expense. As of December 30, 2022 and December 31, 2021, the Company did not have any unrecognized tax benefits. In addition, during the fiscal year 2022, the Company did not have any additions or reductions of unrecognized tax benefits.

On June 10, 2021, the Company received notice from the State of New York indicating that the Company's 2017, 2018, and 2019 state tax returns were under examination. The examination was finalized during the Company's first quarter of fiscal year 2022 and there were no changes made by the State of New York to the state tax returns filed.

12. EARNINGS PER SHARE ("EPS")

Basic EPS is computed by dividing net income available to common stockholders by the weighted-average number of common shares outstanding. Diluted EPS is computed by dividing net income by the weighted-average number of common shares outstanding and dilutive potential common shares for the period. Potential common shares include the weighted-average dilutive effects of outstanding stock options and restricted stock awards using the treasury stock method.

The following table sets forth the number of weighted-average common shares outstanding used to compute basic and diluted EPS:

	Fiscal Year		
	2022	2021	2020
	(in thousands, except per share amounts)		
Net income (loss)	$ (8,448)	$ (8,417)	$ (14,496)
Weighted-average common shares outstanding	13,013	12,458	11,793
Effect of dilutive stock options and restricted stock awards	—	—	—
Weighted-average common shares outstanding-diluted	13,013	12,458	11,793
Earnings (Loss) per share:			
Basic	$ (0.65)	$ (0.68)	$ (1.23)
Diluted	$ (0.65)	$ (0.68)	$ (1.23)

For the fiscal years 2022, 2021 and 2020, the Company reported a net loss, and accordingly, all outstanding equity awards have been excluded because including them would have been anti-dilutive.

13. CONTINGENCIES

Claims and Lawsuits

The Company is subject to claims and lawsuits from time to time, including those alleging professional errors or omissions that arise in the ordinary course of business against firms that operate in the engineering and consulting professions. The Company carries professional liability insurance, subject to certain deductibles and policy limits, for such claims as they arise and may from time to time establish reserves for litigation that is considered probable of a loss.

In accordance with accounting standards regarding loss contingencies, the Company accrues an undiscounted liability for those contingencies where the incurrence of a loss is probable and the amount can be reasonably estimated, and discloses the amount accrued and an estimate of any reasonably possible loss in excess of the amount accrued, if such disclosure is necessary for the Company's financial statements not to be misleading. The Company does not accrue liabilities when the likelihood that the liability has been incurred is probable but the amount cannot be reasonably estimated, or when the liability is believed to be only reasonably possible or remote.

Because litigation outcomes are inherently unpredictable, the Company's evaluation of legal proceedings often involves a series of complex assessments by management about future events and can rely heavily on estimates and assumptions. If the assessments indicate that loss contingencies that could be material to any one of the Company's financial statements are not probable, but are reasonably possible, or are probable, but cannot be estimated, then the Company will disclose the nature of the loss contingencies, together with an estimate of the possible loss or a statement that such loss is not reasonably estimable. While the consequences of certain unresolved proceedings are not presently determinable, and a reasonable estimate of the probable and reasonably possible loss or range of loss in excess of amounts accrued for such proceedings cannot be made, an adverse outcome from such proceedings could have a material adverse effect on the Company's earnings in any given reporting period. However, in the opinion of the Company's management, after consulting with legal counsel, and taking into account insurance coverage, the ultimate liability related to current outstanding claims and lawsuits is not expected to have a material adverse effect on the Company's financial statements.

14. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

The tables below reflect selected quarterly information for the fiscal years ended December 30, 2022 and December 31, 2021.

	Fiscal Three Months Ended			
	April 1, 2022	July 1, 2022	September 30, 2022	December 30, 2022
	(in thousands except per share amounts)			
Contract revenue	$ 91,838	$ 102,645	$ 121,399	$ 113,256
Income (loss) from operations	(5,608)	(5,298)	(755)	4,598
Income tax expense (benefit)	(2,389)	(1,673)	(1,526)	2,584
Net income (loss)	(3,773)	(4,326)	76	(425)
Earnings (loss) per share:				
Basic	$ (0.30)	$ (0.33)	$ 0.01	$ (0.03)
Diluted	$ (0.30)	$ (0.33)	$ 0.01	$ (0.03)
Weighted-average shares outstanding:				
Basic	12,786	13,016	13,110	13,138
Diluted	12,786	13,016	13,360	13,138

	Fiscal Three Months Ended			
	April 2, 2021	July 2, 2021	October 1, 2021	December 31, 2021
	(in thousands except per share amounts)			
Contract revenue	$ 79,086	$ 84,154	$ 98,297	$ 92,218
Income (loss) from operations	(4,189)	(7,072)	1,443	1,127
Income tax expense (benefit)	(1,458)	(3,663)	(236)	1,370
Net income (loss)	(3,766)	(4,601)	840	(890)
Earnings (loss) per share:				
Basic	$ (0.31)	$ (0.37)	$ 0.07	$ (0.07)
Diluted	$ (0.31)	$ (0.37)	$ 0.06	$ (0.07)
Weighted-average shares outstanding:				
Basic	12,147	12,421	12,606	12,660
Diluted	12,147	12,421	13,141	12,660

15. SUBSEQUENT EVENTS

In accordance with ASC Topic 855, Subsequent Events, the Company evaluates subsequent events up until the date the consolidated financial statements are issued. As of March 9, 2023, there were no subsequent events required to be reported.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

There were no changes in and/or disagreements with accountants on accounting and financial disclosure during the fiscal year ended December 30, 2022.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures defined in Rule 13a-15(e) under the Exchange Act, as controls and other procedures that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in the reports that we file or submit under the Securities Exchange Act is accumulated and communicated to our management, including our Chairman and Chief Executive Officer, Thomas D. Brisbin, and our Chief Financial Officer, Creighton K. Early, as appropriate to allow timely decisions regarding required disclosure.

In connection with the preparation of this Annual Report, an evaluation was performed under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as of December 30, 2022. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective, at a reasonable assurance level, as of December 30, 2022.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended). Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of our financial reporting for external purposes in accordance with accounting principles generally accepted in the United States. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of December 30, 2022. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework (2013 Framework). Our management has concluded that, as of December 30, 2022, our internal control over financial reporting was effective based on these criteria.

Report of Independent Registered Public Accounting Firm

Crowe LLP, the independent registered public accounting firm that audited the fiscal year 2022 consolidated financial statements included in this Annual Report on Form 10-K, has issued an attestation report on the effectiveness of our internal control over financial reporting as of December 30, 2022, which is included herein.

Changes in Internal Controls

There have been no changes in our internal control over financial reporting during the quarter ended December 30, 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

None.

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this item is incorporated by reference to Willdan Group, Inc.'s Proxy Statement for its 2023 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of the Company's 2022 fiscal year.

We have posted our Code of Ethical Conduct on our website, www.willdan.com, under the heading "Investors—Corporate Governance—Governance Documents." The Code of Ethical Conduct applies to our Chief Executive Officer and Chief Financial Officer. Upon request and free of charge, we will provide any person with a copy of the Code of Ethical Conduct. See "Item 1. Business—Available Information." To the extent required by rules adopted by the SEC and the Nasdaq Stock Market, we intend to promptly disclose future amendments to certain provisions of the code, or waivers of such provisions granted to executive officers and directors on our website at *www.willdan.com* under "Investors—Corporate Governance."

ITEM 11. EXECUTIVE COMPENSATION

The information required by this item is incorporated by reference to Willdan Group, Inc.'s Proxy Statement for its 2023 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of the Company's 2022 fiscal year.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED SHAREHOLDER MATTERS

The information required by this item is incorporated by reference to Willdan Group, Inc.'s Proxy Statement for its 2023 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of the Company's 2022 fiscal year.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this item is incorporated by reference to Willdan Group, Inc.'s Proxy Statement for its 2023 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of the Company's 2022 fiscal year.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by this item is incorporated by reference to Willdan Group, Inc.'s Proxy Statement for its 2023 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of the Company's 2022 fiscal year.

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a) The following documents are filed as part of this report:

    1.   Financial Statements

The financial statements included in Part II, Item 8 of this document are filed as part of this Annual Report on Form 10-K.

    2.   Financial Statements Schedules

All required schedules are omitted because they are not applicable or the required information is shown in the financial statements or the accompanying notes.

    3.   Exhibits

The exhibits filed as part of this annual report are listed in Item 15(b).

(b) Exhibits.

The following exhibits are filed as a part of this report:

Exhibit Number	Exhibit Description
2.1‡	Stock Purchase Agreement, dated as of October 28, 2019, by and among Willdan Group, Inc., Willdan Energy Solutions, Energy and Environmental Economics, Inc., each of the stockholders of Energy and Environmental Economics, Inc., and Ren Orans, as seller representative of the stockholders of Energy and Environmental Economics, Inc. (incorporated by reference to Exhibit 2.1 to Willdan Group, Inc.'s Quarterly Report on Form 10-Q filed on November 1, 2019).
3.1	First Amended and Restated Certificate of Incorporation of Willdan Group, Inc. (incorporated by reference to Willdan Group, Inc.'s Registration Statement on Form S-1, filed with the SEC on August 9, 2006, as amended (File No. 333-136444)).
3.2	Amended and Restated Bylaws of Willdan Group, Inc. (incorporated by reference to Exhibit 3.1 to Willdan Group, Inc.'s Current Report on Form 8-K, filed with the SEC on April 16, 2020).
4.1	Specimen Stock Certificate for shares of the Registrant's Common Stock (incorporated by reference to Willdan Group, Inc.'s Registration Statement on Form S-1, filed with the SEC on August 9, 2006, as amended (File No. 333-136444)).
4.2*	Description of Willdan Group, Inc.'s Capital Stock.
4.3	The Company agrees to furnish to the Securities and Exchange Commission upon request a copy of each instrument with respect to issues of long-term debt of Willdan Group, Inc. and its subsidiaries, the authorized principal amount of which does not exceed 10% of the consolidated assets of Willdan Group, Inc. and its subsidiaries.
10.1	Amended and Restated Credit Agreement, dated as of June 26, 2019, by and among Willdan Group, Inc., the Guarantors (as defined therein), the Lenders (as defined therein) and BMO Harris Bank N.A., as administrative agent (incorporated by reference to Exhibit 10.1 to Willdan Group, Inc.'s Current Report on Form 8-K filed on July 2, 2019).

Exhibit Number	Exhibit Description
10.2	First Amendment to Amended and Restated Credit Agreement, dated as of August 15, 2019, by and among Willdan Group, Inc., the Guarantors signatory thereto, the Lenders signatory thereto and BMO Harris Bank N.A., as administrative agent (incorporated by reference to Exhibit 10.2 to Willdan Group, Inc.'s Annual Report on Form 10-K filed on March 6, 2020).
10.3	Second Amendment to Amended and Restated Credit Agreement, dated as of November 6, 2019, by and among Willdan Group, Inc., the Guarantors signatory thereto, the Lenders signatory thereto and BMO Harris Bank N.A., as administrative agent (incorporated by reference to Exhibit 10.3 to Willdan Group, Inc.'s Annual Report on Form 10-K filed on March 6, 2020).
10.4	Third Amendment to Amended and Restated Credit Agreement, dated as of May 6, 2020, by and among Willdan Group, Inc., the Guarantors signatory thereto, the Lenders signatory thereto and BMO Harris Bank N.A., as administrative agent (incorporated by reference to Exhibit 10.1 to Willdan Group, Inc's Quarterly Report on Form 10-Q filed on May 8, 2020).
10.5	Fourth Amendment to Amended and Restated Credit Agreement, dated as of April 30, 2021, by and among Willdan Group, Inc., the Guarantors signatory thereto, the Lenders signatory thereto and BMO Harris Bank N.A., as administrative agent (incorporated by reference to Exhibit 10.1 to Willdan Group, Inc.'s Current Report on Form 8-K filed on May 3, 2021).
10.6	Fifth Amendment to Amended and Restated Credit Agreement, dated as of March 8, 2022, by and among Willdan Group, Inc., the Guarantors signatory thereto, the Lenders signatory thereto and BMO Harris Bank N.A., as administrative agent (incorporated by reference to Exhibit 10.6 to Willdan Group, Inc.'s Annual Report on Form 10-K filed on March 11, 2022).
10.7	Sixth Amendment to Amended and Restated Credit Agreement, dated as of August 2, 2022, by and among Willdan Group, Inc., the Guarantors signatory thereto, the Lenders signatory thereto and BMO Harris Bank N.A., as administrative agent (incorporated by reference to Exhibit 10.1 to Willdan Group, Inc.'s Quarterly Report on Form 10-Q filed on August 5, 2022).
10.8	Seventh Amendment to Amended and Restated Credit Agreement, dated as of November 1, 2022, by and among Willdan Group, Inc., the Guarantors signatory thereto, the Lenders signatory thereto and BMO Harris Bank N.A., as administrative agent (incorporated by reference to Exhibit 10.1 to Willdan Group, Inc.'s Quarterly Report on Form 10-Q filed on November 4, 2022).
10.9	Security Agreement, dated as of October 1, 2018, by and among Willdan Group, Inc. the other Debtors (as defined therein) and BMO Harris Bank N.A. (incorporated by reference to Exhibit 10.2 to Willdan Group, Inc.'s Current Report on Form 8-K filed on October 3, 2018).
10.10	Master Reaffirmation of and Amendment to Collateral Documents, dated as of June 26, 2019, by and among Willdan Group, Inc., the other Debtors (as defined therein) and BMO Harris Bank N.A., as administrative agent (incorporated by reference to Exhibit 10.2 to Willdan Group, Inc.'s Current Report on Form 8-K, filed with the SEC on July 2, 2019).
10.11†	Willdan Group, Inc. 2006 Stock Incentive Plan (incorporated by reference to Willdan Group, Inc.'s Registration Statement on Form S-1, filed with the SEC on August 9, 2006, as amended (File No. 333-136444)).
10.12†	Form of Incentive Stock Option Agreement (incorporated by reference to Willdan Group, Inc.'s Registration Statement on Form S-1, filed with the SEC on August 9, 2006, as amended (File No. 333-136444)).
10.13†	Form of Non-Qualified Stock Option Agreement (incorporated by reference to Willdan Group, Inc.'s Registration Statement on Form S-1, filed with the SEC on August 9, 2006, as amended (File No. 333-136444)).

Exhibit Number	Exhibit Description
10.14†	Form of Performance Based Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 10.15 to Willdan Group, Inc.'s Annual Report on Form 10-K filed on March 6, 2020).
10.15*	Form of Performance Based Restricted Stock Unit Award Agreement.
10.16*	Form of Restricted Stock Award Agreement.
10.17†	Willdan Group, Inc. Amended and Restated 2008 Performance Incentive Plan (incorporated by reference to Exhibit 10.1 to Willdan Group, Inc.'s Current Report on Form 8-K, filed with the SEC on June 17, 2019).
10.18†	Willdan Group, Inc. Amended and Restated 2008 Performance Incentive Plan (incorporated by reference to Exhibit 10.1 to Willdan Group, Inc.'s Current Report on Form 8-K, filed with the SEC on June 10, 2022).
10.19†	Amended and Restated Willdan Group, Inc. 2006 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.2 to Willdan Group, Inc.'s Current Report on Form 8-K, filed with the SEC on June 9, 2017).
10.20†	Form of Indemnification Agreement between Willdan Group, Inc. and its Directors and Officers (incorporated by reference to Exhibit 10.1 to Willdan Group, Inc.'s Current Report on Form 8-K, filed with the SEC on June 13, 2016).
10.21†	Employment Agreement, dated as of May 3, 2011 by and between Willdan Group, Inc. and Thomas D. Brisbin (incorporated by reference to Exhibit 10.1 to Willdan Group, Inc.'s Current Report on Form 8-K, filed with the SEC on May 4, 2011).
10.22†	Employment Agreement, dated as of December 17, 2014, by and between Willdan Group, Inc. and Mike Bieber (incorporated by reference to Exhibit 10.1 to Willdan Group, Inc.'s Current Report on Form 8-K, filed with the SEC on January 7, 2015).
10.23†	Separation Agreement, dated January 19, 2023, between Willdan Group, Inc. and Paul Whitelaw (incorporated by reference to Exhibit 10.1 to Willdan Group, Inc.'s Current Report on Form 8-K, filed with the SEC on January 24, 2023).
21.1*	Subsidiaries of Willdan Group, Inc.
23.1*	Consent of Crowe LLP.
24.1*	Power of Attorney (included on signature page hereto).
31.1*	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to § 302 of the Sarbanes-Oxley Act of 2002.
31.2*	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to § 302 of the Sarbanes-Oxley Act of 2002.
32.1**	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002.
101.INS*	Inline XBRL Instance Document (the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document).
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

*   Filed herewith.

** Furnished herewith.

‡ Portions of the referenced exhibit have been omitted pursuant to Item 601(b) of Regulation S-K because it (i) is not material and (ii) would be competitively harmful if publicly disclosed.

† Indicates a management contract or compensating plan or arrangement.

ITEM 16. FORM 10-K SUMMARY

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WILLDAN GROUP, INC.

/s/ CREIGHTON K. EARLY

Creighton K. Early
Chief Financial Officer and Vice President
March 9, 2023

KNOW ALL PERSONS BY THESE PRESENT, that each person whose signature appears below constitutes and appoints Creighton K. Early his/her attorney-in-fact, with the power of substitution, for him/her in any and all capacities, to sign any amendments to this Report on Form 10-K and to file the same, with Exhibits thereto and other documents in connection therewith with the SEC, hereby ratifying and confirming all that said attorney-in-fact, or substitute or substitutes may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ THOMAS D. BRISBIN Thomas D. Brisbin	Chairman and Chief Executive Officer (principal executive officer)	March 9, 2023
/s/ CREIGHTON K. EARLY Creighton K. Early	Chief Financial Officer and Vice President (principal financial officer and principal accounting officer)	March 9, 2023
/s/ STEVEN A. COHEN Steven A. Cohen	Director	March 9, 2023
/s/ CYNTHIA A. DOWNES Cynthia A. Downes	Director	March 9, 2023
/s/ DENNIS V. MCGINN Dennis V. McGinn	Director	March 9, 2023
/s/ WANDA K. REDER Wanda K. Reder	Director	March 9, 2023
/s/ KEITH W. RENKEN Keith W. Renken	Director	March 9, 2023
/s/ MOHAMMAD SHAHIDEHPOUR Mohammad Shahidehpour	Director	March 9, 2023



Corporate Headquarters
2401 East Katella Avenue, Suite 300
Anaheim, California 92806
714.940.6300

www.willdan.com

Comprehensive.
Innovative.
Trusted.